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04024761

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

FILE NO. 82- 1357 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/4/04

Continental

AR/S
12-31-03

CREATING SUSTAINABLE GROWTH AND VALUE | ANNUAL REPORT 2003

CONTINENTAL DIVISIONS

Sales by division

in € millions	2003	2002
Continental Automotive Systems	4,625.7	4,568.3
Passenger and Light Truck Tires	3,907.2	3,777.5
Commercial Vehicle Tires	1,261.6	1,310.9
ContiTech	1,812.2	1,764.3

EBITA by division

in € millions	2003	2002
Continental Automotive Systems	369.5	311.9
Passenger and Light Truck Tires	345.8	184.6
Commercial Vehicle Tires	82.4	92.9
ContiTech	144.0	141.5

CONTINENTAL CORPORATION

in € millions	2003	2002	2001	2000	1999
Sales	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2
EBITA[1]	855.2	694.3	32.8	533.0	607.3
Consolidated net income/loss for the year	314.0	226.0	- 257.6	204.7	234.7
Dividends	70.4[2]	58.6	–	64.1	58.8
Cash flow	985.9	919.0	666.5	866.3	849.7
Capital expenditure on property, plant, and equipment	583.5	581.2	704.9	682.8	581.5
Amortization and depreciation[3]	603.1	670.3	891.3	654.7	576.5
Shareholders' equity	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6
Equity ratio in %	23.9	20.9	17.2	24.2	23.8
Employees at the end of the year[4]	68,829	64,379	65,293	63,832	62,155
Share price (high) in €	30.98	19.53	19.45	20.94	26.95
Share price (low) in €	12.04	11.72	9.68	15.85	17.99

[1] Earnings before interest, taxes and regular goodwill amortization

[2] Subject to the approval of the Annual Shareholders' Meeting on May 14, 2004

[3] Excluding write-downs of investments

[4] Excluding trainees

CREATING SUSTAINABLE GROWTH AND VALUE

INCREASE IN VALUE

CONSISTENT

GOAL-DRIVEN

RELIABLE

Consolidated Financial Statements | **Further Information**

CONTENTS

DEAR SHAREHOLDERS,

In 2003 we achieved the best results in our history.

2003 was a year of economic and political uncertainties. A slight, short-lasting economic upturn brought practically no relief. Despite this difficult environment, we made a good start into the year. We found our confidence justified, for in 2003 we achieved the best results in our history. I and my colleagues on the Executive Board sincerely thank our employees for their dedication and their achievements, as well as our employee representatives for working so constructively with us. We have paid our employees a performance bonus totaling € 17 million in recognition of their contributions.

We achieved – and in some cases even exceeded – the goals we had set. Sales rose over the prior year to an encouraging € 11.5 billion. Before foreign exchange rate and consolidation effects, this corresponds to a growth of 6.1%. We increased our operating result by 23.2% to € 855 million and reduced our net indebtedness by € 730 million. Gearing – the ratio of debt to shareholders' equity – is now 59%. The Executive Board and the Supervisory Board will propose an increased dividend of € 0.52 per share at the Annual Shareholders' Meeting, resulting in a total distribution of about € 70 million and making this the highest total dividend Continental has ever paid.

The price of Continental's shares went up by more than 100%.

Our work also enabled Continental to rejoin the top 30 stock corporations in Germany. Continental's shares were re-listed on the DAX, the German blue-chip stock index, on September 22, 2003. We were a member when it was launched in 1988, but were replaced by another firm in 1996. To date, we are the only company to succeed in rejoining the DAX. We see this as a clear confirmation of our strategy of focusing on high-margin growth. The price of Continental's shares rose by more than 100% in 2003.

Our success is also due to the Corporation's present market-oriented and forward-looking structure with its two tire divisions, as well as with Continental Automotive Systems and ContiTech. Teves has been part of Continental for over five years, and Temic for more than two years. These acquisitions have shown that we took the right steps, for Continental Teves and Continental Temic have continued to develop positively and have become key growth drivers within the Corporation.

Our passenger and light truck tires business in Europe was extremely good, more than offsetting the losses in the NAFTA region.

Our passenger and light truck tires business in the NAFTA region remains unsatisfactory. Although our extremely good European business once again more than offset the losses in the NAFTA area in 2003, this is not acceptable in the long term. Our main goals for the NATFA region therefore remain to systematically cut costs and increase the visibility of the Continental brand. In 2003, we reduced capacity at one of our North American plants, cut administrative staff in North America and Mexico, and began to outsource the tire logistics operations. At the same time, we launched a series of new products.

These measures are now beginning to bear fruit: sales volumes rose in the NAFTA region as a whole, and we were able to substantially increase our sales and market share in Mexico. We are planning to build a new plant in Brazil to supply the North American market. In addition, we will take tires from our joint venture in Malaysia and deliver them to the U.S. market in future. We want to break even in the NAFTA region in the fourth quarter of 2005.

Measures in the NAFTA region are beginning to bear fruit.

Our geographic expansion focused on Asia, and in particular China, because our customers are also increasingly expanding their business in this region. We made considerable progress here in 2003.

Together with our Japanese partner, we concluded negotiations in September on the acquisition of a plant in China as of January 1, 2004 for manufacturing wheel-speed sensors. We also merged two joint ventures in that country to form Shanghai Automotive Brake Systems (SABS). In future, the companies will work together in developing and producing passenger car brake systems at a single location. Our goal is to extend our market lead in electronic brake systems in China, where Continental Automotive Systems has a total of three joint ventures.

In October, ContiTech Fluid signed a cooperation agreement with a Japanese air-conditioning line manufacturer. The ContiTech Dae Won Airspring-Systems joint venture in Korea began producing air springs at the end of the year. ContiTech has four production facilities in China. We are currently analyzing various options for establishing our tire business in this key market for the future.

Around a year ago, I informed you in my letter that we had signed the contracts setting up a joint venture with Sime Darby Berhad, a conglomerate which also produces tires in Malaysia. The venture, in which we hold the majority interest, was formed in October 2003 as Continental Sime Tyre Sdn. Bhd. It has two tire factories with a current production volume of around five million passenger tires, one million light truck tires, roughly 300,000 truck tires and two million motorbike tires. We can and will expand our manufacturing capacity for passenger and truck tires quite substantially. The new company is currently the market leader in Malaysia, with a market share of about 50%. This gives us a strong foothold in a low-cost country that we can use to expand our activities in the ASEAN (Association of Southeast Asian Nations) region and Australia. We are also profiting from the opening of the regional Asian markets within the Asean Free Trade Area (AFTA) that came into force on January 1, 2003 relaxing the tariff barriers that had existed between Southeast Asian countries.

We are the market leader in Malaysia, with a market share of about 50%.

Our status as an Official Partner of the 2006 FIFA World Cup™ will also reinforce and enhance our global visibility. We began launching a large number of sales support measures in 2003.

At the end of 2003 we presented the ContiSportContact 2 Vmax, the world's first passenger tire approved for speeds of up to 360 km/h.

As you can see, 2003 was an eventful and positive year for Continental. We would like to thank you, our shareholders, for the trust you have placed in us. We will make every effort in 2004 to ensure that our Corporation – your Company – creates sustainable growth and value for the long term.

Sincerely,

Manfred Wennemer
Chairman of the Executive Board

MEMBERS OF THE EXECUTIVE BOARD



Manfred Wennemer |
Chairman, ContiTech



Dr. Wolfgang Ziebart |
Deputy Chairman,
Continental Automotive Systems



Dr. Alan Hippe |
Finance, Controlling and Law



Martien de Louw |
Passenger and Light Truck Tires



Dr. Hans-Joachim Nikolin |
Commercial Vehicle Tires,
Corporate Quality and the Environment



Thomas Sattelberger |
Human Resources,
Director of Labor Relations

CONSISTENT | BECAUSE WE PURSUE A CLEAR POLICY.

TO US, BEING CONSISTENT MEANS STAYING TRUE TO OUR VALUES: WE MANUFACTURE ALL OVER THE WORLD AT SITES THAT PROVIDE A SUSTAINED INCREASE IN OUR PROFITABILITY. CONSISTENCY ALSO MEANS THAT OUR PRODUCTS AND SERVICES ARE OF THE HIGHEST QUALITY – SOMETHING WE MEASURE BY CREATING THE BEST PRICE-PERFORMANCE ADVANTAGE FOR OUR CUSTOMERS. AND THE MARKET TELLS US THAT WE ARE RIGHT: CONSISTENT COST MANAGEMENT AND PRUDENT ACQUISITIONS HAVE TAKEN US BACK INTO THE DAX.

Contents

COMPANY PROFILE

Continental's shares increased by 102% in 2003, contributing to the growth of the DAX. This confirms the trust our shareholders have placed in us.

Dividend | Continental generated a record operating profit in 2003. The consolidated net income for the year of € 314.0 million was also well above the previous best result of € 234.7 million, in 1999. We will therefore be proposing a dividend of € 0.52 per share, or 22.4% of consolidated net income for the year, at the Annual Shareholders' Meeting on May 14, 2004.

Re-admission to the German stock index (DAX) | On September 22, 2003, Continental's shares were re-listed on the DAX, the German blue-chip stock index, making Continental again one of the top 30 shares in the country.

The chief selection criteria for admission to the DAX are trading volume, market capitalization and the free float over the past twelve months.

Sharp rise in Continental's share price | In 2003, stock markets worldwide were highly volatile due to a lack of economic and political certainty. However, the markets began to show signs of a recovery towards the end of the year. This was reflected in particular by the DAX, which closed 37% up compared with 2002. The Dow Jones, the U.S. stock index, rose by 25%, with automotive shares gaining 34% on average.

Share price performance


250
200
150
100
50
Continental
DAX
Q1.2003
Q2.2003
Q3.2003
Q4.2003

Continental's share price improved by 102% in 2003. After initially declining to reach a low for the year of € 12.04 on March 14, 2003, Continental's shares then rose steadily, outperforming the DAX by 65% to close at € 30.07 (December 31, 2002: € 14.90).

The Company's share price hit € 32.85 on January 16, 2004, beating for the first time the previous record of DM63.30 (€ 32.36) achieved on July 28, 1998 – the day after the acquisition of Teves was announced. On February 19, our shares again reached a new high of € 33.66.

Sale of treasury stock | In the months of June and July 2003, we sold our remaining treasury stock – 4.3 million shares – on the stock exchange for an average price of € 18.78. The shares were sold in a period of rising prices, in a manner that did not impact the market price.

Key figures per share in €	2003	2002
Consolidated net income (EPS)	2.37	1.75
Consolidated net income, fully diluted	2.24	1.66
Cash flow	7.43	7.11
Dividend	0.52	0.45
Shareholders' equity	14.94	13.28
Stock market price as of December 31	30.07	14.90
High	30.98	19.53
Low	12.04	11.72
Number of shares, average (in millions)	132.7	129.2
Number of shares as of December 31 (in millions)	135.4	130.2

The key figures per share are calculated on the basis of the average number of shares. Treasury stock increases the average number of shares from the time of its disposal.

Continental's bond a continued success | The Continental bond issued in December 2001 continued to perform well in 2003. The spread (risk premium) narrowed from 135 to below 60 basis points. The bond maintained its positive performance from the previous year, closing at 111.69 on December 31, 2003.

Rating with positive outlook | At the end of 2003, the rating agencies Moody's and Standard & Poor's confirmed their ratings for Continental of Baa2 and BBB respectively, while Moody's revised the outlook from negative to stable. At the beginning of 2004, Standard & Poor's lifted the outlook from stable to positive.

Cost of capital | The return on capital employed (ROCE) is the ratio of the operating result of the divisions (EBITA) to their operating assets. It is compared with the internally derived cost of capital to determine whether a division creates value. The same procedure is applied to the Corporation as a whole.

Calculating the cost of capital is subject to numerous assumptions. Analysts covering Continental estimate our after-tax cost of capital between 6.4% and 7.8%. Continental has also been able to create value measured against these independently set benchmarks.

Investor relations | Continental's investor relations, like all of the Company's other activities, is subject to the guidelines laid down in its Corporate Governance Principles (see page 96 onwards).

In 2003, the Company's investor relations reflected the increased interest shown by analysts and institutional investors at conferences, roadshows, and individual sessions – even before our re-admission to the DAX. All in all, Continental conducted a total of eleven roadshows and about 260 individual sessions.

Information for investors | Our consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). As of 2005, we will convert to International Financial Reporting Standards (IFRS) in line with the new European Union requirements. The necessary preparations are proceeding according to plan.

We substantially extended our disclosure in the interim letter to our shareholders for the third quarter of 2003, in line with Continental's tradition of transparency and the increased requirements of the Prime Standard.

Stock exchange listings | Continental's shares are officially listed on all eight German stock exchanges. In London, our shares are listed on the SEAQ (Stock Exchange Automatic Quotes) market maker system, while in the U.S.A. they are traded as part of a sponsored ADR (American Depositary Receipt) program on the OTC (Over the Counter) market.

Deutsche Börse informed us on January 15, 2003 that Continental's shares had been admitted for trading in the newly created Prime Standard segment of the Official Market, which involved additional post-admission duties. This status was a requirement for admission to the DAX.

Shareholder structure | On June 10, 2003, Allianz AG informed us that its share-interest in Continental AG had fallen below 5%. The Capital Group, a U.S. institutional investor, informed us on October 2 that it held around 5.1% of the shares of Continental AG. Alliance Capital Management Corporation, a subsidiary of the French AXA Group, informed us on February 26, 2004 that Alliance Capital Management L.P. held 9.84% of the shares of Continental AG.

A recently completed survey of our shareholder structure provided information on our institutional shareholders. Based on this survey, we were able to identify a total of 70% of Continental's shareholders with the following geographical structure:

Geographical shareholder structure in %

Germany	7.2%
United Kingdom/Ireland	19.6%
Rest of Europe	10.2%
North America	32.2%
Other	0.8%

CORPORATE STRATEGY

We make individual mobility safer and more comfortable – with leading innovations that increase our enterprise value.

Well positioned for the future | Our Company's broad structure with its tire, brake, chassis, electronics, and ContiTech activities allows us to cater to our customers' specific needs and wishes with individual products, components, and complex systems. The focus of our work is on road users' safety and comfort.

The healthy balance we have achieved between sales to original equipment manufacturers and to the replacement market means we are only partially exposed to fluctuations in the automotive industry. About 60% of our sales are directly dependent on the automotive industry, and we want to continue to generate about 40% of sales from areas other than original equipment manufacturers in future.

All areas of the Company down to the smallest unit take a cost-conscious, entrepreneurial approach, with production in low-cost countries playing a major role in this process.

Increased competitiveness through production facilities at low-cost sites.

We strengthened our competitiveness in the tire business by systematically expanding our low-cost locations in Portugal, the Czech Republic, Romania, and Slovakia. We operate Europe's most modern passenger tire plant in Romania, the largest European passenger tire plant in the Czech Republic, and the largest European truck tire plant in Slovakia. In Europe, every second passenger tire, and more than every second truck tire, comes from a low-cost country. This figure will increase to about 60% in two to three years.

We boosted our production capacity for passenger tires in Mexico to supply the U.S. market, where price pressure is most acute and production costs are currently the highest, and we will create additional capacity in Brazil and Malaysia.

Continental Automotive Systems is setting up another plant in Mexico, as well as a manufacturing and development facility in Romania. ContiTech is expanding capacity in Turkey and is also building a new plant in Romania.

At the end of 2003, the Tire divisions had 12,756 employees, Continental Automotive Systems 5,876 employees, and ContiTech 2,556 employees in low-cost locations.

We are strategically expanding those business units which are among the top three of their respective markets, or which are being set up in a new growing market where we can achieve a leading position relatively quickly. We will dispose of business units that cannot meet these criteria within the foreseeable future.

Our main method of achieving growth in new markets is via cooperative agreements. We initially focus on a cooperation with local partners with established operations, to enter new markets, as shown by our present activities in Asia, which are mainly based on joint ventures. We do not, however, exclude the possibility of establishing our own production facilities.

We focus on cooperation with local partners when entering new markets.

Staying ahead with innovations | International studies have shown that the Electronic Stability Program (ESP) can reduce accidents from skidding by 25-35%. In Germany, skidding is responsible for 25% of all accidents with injuries, and for 34% with fatalities. The number of single-vehicle accidents could be reduced by 30-35% by equipping all vehicles with ESP.

So far, less than 10% of new vehicles in the U.S.A. are fitted with ESP, compared with about 60% in Germany. We are not directly tied to automotive industry activity with our product because the percentage of vehicles fitted with ESP continues to rise even when automobile output is constant or declines.

Since we have ascertained that many consumers do not know enough about how ESP works and its benefits, we have made it our job to inform the public about the advantages of this safety system. In Germany, we started the "Continental Safety Initiative," while in the U.S.A. we work with the U.S. National Highway, Traffic and Safety Administration (NHTSA) under the "Safely There" slogan to provide information on how ESP works and its safety benefits. After all, by actively requesting the system, informed consumers can help to increase demand for ESP and help to make it become a safety standard.

Informed consumers can help make ESP become a safety standard.

We have already launched the next generation of the Electronic Stability Program. ESP II is the first step to a fully networked, actively controlled chassis. ESP II's integrated electronic steering opens up new dimensions of active safety, ride comfort, and a pleasurable driving experience. The system uses active steering intervention for the first time to make the vehicle easier to control in critical situations and to give more handling responsiveness.

Another safety system – the Lane Departure Warning (LDW) – signals when a vehicle leaves its lane unintentionally. In the U.S.A., a large number of accidents are due to rollovers. These frequently occur after a vehicle leaves the road and hits the soft verge, and the driver then oversteers to try and stabilize it. The new system prevents this: if the car is about to leave its lane but the indicator is not on, the LDW assumes that the vehicle is veering out and warns the driver.

LDW warns the driver if the vehicle veers off course.

Our pre-crash sensor aims to prevent collisions altogether. The sensor constantly measures the distance to the object directly in front or approaching the vehicle. If, based on impact speed and direction, an accident can no longer be avoided, the passive safety components – restraint systems such as seat-belt tensioners and airbags – are activated as needed. As well as improving occupant safety, this sensor can improve safety for other road users; for example, it can be deployed in future pedestrian protection systems.

APIA – integrating active and passive safety elements | The systems we have just described are active safety components designed to prevent accidents in the first place. Passive safety elements for minimizing the consequences of an accident have already reached a development level that can hardly be improved. We see the next stage in development as being their integration: our APIA (Active-Passive Integration Approach) project combines the active safety elements that previously functioned as stand-alone components with passive components to produce a single system. This enables the electronic systems to offer optimum support for both driver and vehicle. In 2003, we presented an APIA prototype that met with a positive response from our customers.

Prevention of accidents and limitation of their consequences in a single system.

ISAD – lower consumption and less exhaust fumes | The Integrated Starter Alternator Damper (ISAD) is a key technology that provides greater fuel economy. ISAD replaces the vehicle starter and generator with one single unit. The system can reduce fuel consumption and hence CO_2 emissions by as much as 15%. Series production of the ISAD for General Motors started at the end of 2003, and another American vehicle model will be equipped with ISAD in 2004.

Autosar – a partnership for standardized software | Electronics are already an extremely common feature in vehicles today, and will account for around 90% of all future automotive innovations. A number of automobile manufacturers and suppliers – including founder member Continental – have now joined together to form Autosar (Automotive Open System Architecture). The initiative aims to develop standardized basic software and standard interfaces. We expect this partnership to result in higher performance and reliability, as well as greater flexibility to integrate new technologies.

Winter tires – for extra safety | More and more car drivers are investing in their own safety and are converting to winter tires for the cold and wet season, especially in Germany, where 50% of all car owners convert in the meantime. For years now, we have been able to maintain our European market leadership in winter tires, reinforcing this position at the end of 2003 with the presentation of a new generation of winter tires. Two models catering for different customer demands will be available for the coming season. ContiWinterContact TS 810 delivers maximum ride comfort to drivers of mid-range and luxury-class cars. Its sports counterpart, ContiWinterContact TS 810 Sport, provides excellent handling characteristics on vehicles with high-performance engines.

More and more car owners convert to winter tires.

EMPLOYEES

Continental's positive growth is largely thanks to our approximately 68,800 dedicated employees. We attract ambitious high-performers for our Company by offering them an attractive working environment and challenging jobs.

In mid-2003, we reviewed the strategic focuses of our human resources work and drew up an action plan to be implemented in defined stages over the next three years. Our goal is to increase the Company's competitiveness by continuing our systematic labor cost management activities, as well as via our progressive staff development and training policy, flexibilization initiatives at the plants, and an attractive performance enhancement strategy.

Building a reputation on the talent market – attracting the best | One of the key challenges we face is to attract exceptional young graduates worldwide in the fields of science, technology, and business. A comprehensive program designed to enhance our visibility on the labor market is helping to strengthen our image as an employer both in Germany and abroad. The focus is on cooperation with selected universities on the basis of our new human resources marketing strategy. In addition, "Continental Ambassadors" give potential new recruits an insight into the Company and the wide variety of opportunities for development within the Corporation by holding presentations and workshops, and by commissioning projects.

Program launched to strengthen our image on the labor market.

Staff development – the key to success | In view of our Corporation's global expansion, we need to provide our managers and new recruits with broad international platforms for experience. For example, we specifically assign managers and new recruits to a range of international, cross-functional and cross-divisional positions as part of our "Cross Moves" staff development initiative.

In 2003, we launched our "Mastering the Business Challenge" program to accelerate the development of international recruits. The program, which is based on the principle of learning on the job, assigned participants from six different countries to specially selected tasks, with the assistance of mentors and corporate human resources developers.

We extended our range of training measures to include leadership assessments with the aim of successfully filling management positions in our production area. This means that our manufacturing units take personal aptitude as well as professional qualifications into account. In addition, "master classes" are used to inform this group of managers about current developments in economics, technology, and management.

About 1,000 trainees in Germany.

We successfully launched another training course for high school graduates: a dual traineeship as a design engineer, which combines vocational training with an engineering degree. Continental took a needs-driven approach to help alleviate the difficult situation on the apprenticeship market. The Company concluded a total of 293 new apprenticeship contracts – increasing its number of trainees by 2.3% to 988.

Employees by division

Continental Automotive Systems	19,685	28.6%
Passenger and Light Truck Tires	22,518	32.7%
Commercial Vehicle Tires	11,068	16.1%
ContiTech	15,392	22.4%
Other	166	0.2%
Continental Corporation	**68,829**	**100%**

Qualified production staff – the basis for successful products | The wide variety of changes to our business and social environment are having a major impact on the working biographies of the employees in our factories. Globalization and competition between locations demand maximum flexibility and adaptability. At the same time, a move towards longer working lives is emerging in response to demographic trends, particularly in industrialized countries. By the end of the decade, the proportion of older employees over 55 will double to more than 20%, while the number of qualified staff on the labor market will decrease.

Globalization and competition between locations demand maximum flexibility.

External part-time training and internal continuing professional development play a crucial role in enabling staff to prolong their working lives. In addition to job enrichment through group work – which has been practised for many years now – we have driven forward pilot projects designed to enable staff to update and extend existing qualifications, as well as for health promotion in numerous facilities. In the coming years, these measures will serve as the benchmark for corporate-wide implementation.

Employees by region

Germany	27,591	40.1%
Europe excluding Germany	22,236	32.3%
NAFTA region	10,152	14.7%
Asia	5,568	8.1%
Other	3,282	4.8%
Continental Corporation	**68,829**	**100%**

Flexible working time and the length of working lives | Our customers need us to react fast to changing requirements – particularly when it comes to deliverability. Our "Moving Factory" initiative uses a variety of flexibilization measures such as time corridors, manpower services, and fixed-term employment contracts.

Occupational safety and health – our commitment to the employees | Our extended safety training program and improvements in industrial safety led to a further substantial reduction in the number of industrial accidents and related costs in 2003.

Our health management system ensures the optimum design of jobs and workflows so as to protect the health of our employees. Additional preventive and health promotion programs are included to improve our employees' health awareness and health behavior. The recruitment of severely disabled persons is an important topic for us.

Basics Award – for active implementation of our leading principles | 2003 saw the presentation of our first Basics Award. Two teams and three individuals employees were rewarded for their projects applying our Company's leading principles. The first prize went to a female employee in charge of the AIDS initiative at our Continental Tyre South Africa subsidiary in recognition of her directional activities and exceptional dedication.

Award goes to employee in charge of AIDS initiative.

Corporate-wide profit sharing | In recognition of their extremely positive overall contribution to the Corporation's results, we resolved at the end of 2003 to pay all Continental Corporation employees a one-off lump sum as a share of profits.

QUALITY AND THE ENVIRONMENT

Consistent high-quality products and ongoing improvements to their environmental compatibility – no matter where in the world they're produced – are important issues in our work.

"Made by Continental – engineered in Germany" stands for the high quality of our products.

New markets – new challenges | Developing new markets usually entails manufacturing products locally. This applies in particular to the automotive industry, and therefore to us as a partner and supplier in this field. Manufacturing high-tech products is a particular challenge in countries with little tradition of industrial production. Our customers expect the same quality and reliability from locally produced goods in new markets as from our established plants. Due to ongoing globalization, the "Made in Germany" seal of quality is changing to "Made by Continental – engineered in Germany" – the new, global guarantee of our product quality.

Safeguarding quality standards | New locations can only deliver products to the same high quality standards if they have the necessary technology. In addition, we have to introduce our tried and tested management systems and successfully apply them all along the process chain. It is also just as important that all new employees are thoroughly trained, and that they "internalize" our high quality requirements.

Quality management ensures that the new locations are a success.

The Company is examining all processes from raw materials to the transportation of the finished product and is optimizing them using our quality management system with the help of the Corporation's long-established factories. Systematically leveraging the potential for improvement revealed by this process makes a decisive contribution to ensuring that the new locations are a commercial success and that they manufacture high-quality products. The ability of our new locations to comply with our global quality standards ensures that their products can be used not only in automobile manufacturers' local factories, but in their main plants in Europe, America, and Japan as well. The level of quality achieved and the quality consciousness of our employees can also be seen from the certification of our plants in accordance with the international automotive standard TS 16949 or the quality standard ISO 9001. Our subsidiary in Chile, Caucho Tecnica, is a good example. This conveyor belt factory is one of only 3% of all plants in Chile that currently have certification.

Including suppliers in the value chain | The quality of our local suppliers and partners, who are also part of the process chain, is just as crucial as uniform quality standards in our plants. The supplier development programs we have implemented are adapted to the specific conditions of the regions concerned and the structures at our new partners. This means that all preconditions for continuous improvement of the entire value chain, which is also designed to meet the increasing quality demands of our customers and allows us to compete internationally, have been met.

Products that support sustainable development | We want to harmonize economic, environmental and social demands on our products – our responsibility to people and the environment. We continually optimize our processes, products, quality and product benefits to improve our environmental performance. Our employees seek to protect the environment. We prevent contaminating emissions and waste, and we minimize potential ecological risks. Our consideration to the care of the environment goes beyond observing environmental laws and requirements of the authorities.

It's everyone's duty to protect the environment.

Fulfilling our customers' wishes and meeting our own environmental protection and cost-effectiveness requirements for our products form an integral part of our development specifications. Three examples of this are:

ContiEcoContact | We introduced the first ContiEcoContact tire in 1992. The third generation of this tire range, which is designed to reduce fuel consumption, was launched in 2003. By using these tires, it is possible to save fuel and cut emissions by up to 3%, while still benefiting from a long service life. Thanks to its innovative tread design, the ContiEcoContact 3 also ensures reduced passby and exterior noise levels. The mix of rubber compound and tire contour design enables shorter stopping distances on both wet and dry roads, and gives improved resistance to aquaplaning. This helps ensure the safety of all road users.

ISAD | The Integrated Starter Alternator Damper (ISAD) replaces vehicle generators and starters with a single unit. ISAD can reduce fuel consumption and hence CO_2 emissions by up to 15%. It is highly efficient at generating electricity, switches off the engine when the vehicle comes to a stop, and effectively converts and stores braking energy. ISAD enables superior driving comfort by reducing noise pollution and engine vibration. The system also helps create a more pleasurable driving experience by increasing the torque during acceleration processes. In addition to these driving-related benefits, ISAD can be used as an emergency power generator outside the vehicle.

ISAD reduces CO_2 emissions by up to 15%.

Rubber timing belt | The use of rubber timing belts instead of chain control for valve timing mechanisms in compact engines can also reduce fuel consumption and lower CO_2 emissions. Such belts offer exceptional running performance. Because rubber timing belts are substantially quieter and lighter than chain control systems, they result in lower noise emissions and increased driving comfort.

These three examples from the Continental product range prove that economic, environmental, and social goals do not contradict each other. Rather, they can be combined in a single product using intelligent development.

STABLE GROWTH | BECAUSE WE OPEN UP NEW PERSPECTIVES.

BEING STABLE MEANS CONSTANTLY PERFORMING AT OUR BEST: FOR MANY YEARS WE HAVE BEEN SETTING THE STANDARDS WITH OUR WORLDWIDE PATENTS. WE ALSO ACHIEVE STABLE GROWTH BY ATTRACTING HIGHLY QUALIFIED EMPLOYEES THROUGH INNOVATIVE RESEARCH PROJECTS AND INTERNATIONAL TEAMWORK, AND BY PROVIDING THOSE EMPLOYEES WITH LONG-TERM, ATTRACTIVE PROSPECTS. MOREOVER IN 2003, OUR SHARES PROVED TO BE AN INVESTMENT OF SUSTAINED STABILITY, DELIVERING SOUND PERFORMANCE AND THE PROMISE OF HIGH RETURNS.

Contents

MANAGEMENT REPORT

MARKET ENVIRONMENT

Overall economic development | Development in individual regions and countries was varied in 2003. High growth rates in Asia and Eastern Europe contrasted with modest growth (less than 1%) in Western Europe, and a slight decline of 0.1% in Germany.

Global real gross national product grew by 2%. The NAFTA region achieved average growth of just under 3%, thanks to the U.S. administration's tax cuts and spending-driven policy. The Japanese economy received positive impulses from improved export opportunities to other Asian countries and increased exports to North America. The Chinese economy grew by 8%.

Federal funds rate at its lowest level since 1958.

As there was no sustained recovery in the global economy in 2003, central banks repeatedly reduced key interest rates in the major industrialized countries. These interest-rate cuts meant that in June 2003 the federal funds rate was 1% – its lowest level since 1958. The European Central Bank (ECB) also successively cut rates, closing the year at 2%. After reaching a low in mid-2003, Euro and U.S. Dollar capital market rates rallied at the end of the year.

2003 was dominated by the sharp fall in the U.S. Dollar, exacerbating the decline that began in 2002. In particular, the combination of an increase in government debt and a growing current account deficit heavily impacted the Dollar. The reference rate of the Euro rose from $1.04 to over $1.25 year-on-year – an all-time high since the Euro's introduction. In the same period, the Japanese Yen also appreciated against the U.S. Dollar, climbing from 118.5 to 107 Yen. However, the Euro's overall performance in 2003 cannot be described as strong, as it finished the year almost unchanged against currencies such as the Czech and Slovak Koruny.

Automobile production* | In 2003, global production of light vehicles** increased slightly year-on-year by 1% to 57.8 million.

Light vehicle production** in millions of units	2003	2002	2001	2000	1999
Western Europe	16.3	16.5	16.8	16.6	16.4
Eastern Europe	3.2	2.9	2.9	3.1	3.1
NAFTA	15.9	16.4	15.5	17.1	17.0
South America	1.9	1.9	2.0	2.0	1.7
Asia	19.5	18.5	16.8	17.2	16.0
Africa and Middle East	1.0	0.9	0.8	0.7	0.6
Total	**57.8**	**57.1**	**54.8**	**56.7**	**54.8**

* Source: Global Insight ** Passenger cars, station wagons, light commercial vehicles (< 6t)

Production in the NAFTA region fell by 3% to 15.9 million vehicles (2002: 16.4 million), despite extensive sales support measures by manufacturers. In Western Europe, it was down 1% for the second consecutive year, although it increased in Asia and Eastern Europe. Overall levels in the Mercosur region (Argentina, Brazil, Paraguay, and Uruguay) were on a par with the previous year, despite sharp declines in the first half of the year due to the recession.

Automobile production in Western Europe declined for the second consecutive year.

Commercial vehicle production stagnated in Western Europe in 2003. Production in North America fell by 1%, while Asia recorded an increase of 2%. After recent high growth of over 30% per year, commercial vehicle production in China dropped 9% in 2003. In Japan, production figures were up 21%.

EARNINGS AND FINANCIAL POSITION

Rise in consolidated sales | Consolidated sales increased by 6.1% over the prior year before foreign exchange effects and changes in the scope of consolidation. Including foreign exchange effects and the first-time consolidation of Continental Sime Tyre as of October 2003, they increased by 1.1% to € 11.5 billion (2002: € 11.4 billion). Continental Sime Tyre contributed € 53.2 million to consolidated sales.

Before consolidation changes and foreign exchange effects, all divisions contributed to the increase in sales. Continental Automotive Systems achieved a year-on-year increase of 7.2%, Passenger and Light Truck Tires 8.4%, Commercial Vehicle Tires 2.8%, and ContiTech 3.8%.

Sales in € millions	**2003**	**2002**
Continental Automotive Systems	4,625.7	4,568.3
Passenger and Light Truck Tires	3,907.2	3,777.5
Commercial Vehicle Tires	1,261.6	1,310.9
ContiTech	1,812.2	1,764.3
Other	- 72.3	- 12.7
Continental Corporation	**11,534.4**	**11,408.3**

Substantial increase in consolidated earnings | EBITA increased considerably by 23.2% to € 855.2 million, compared with € 694.3 million in 2002.

Since the beginning of 2003 our Mexican subsidiary, Continental Tire de Mexico, has been assigned to the respective product groups of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions: previously, it was wholly included in the Passenger and Light Truck Tires division. The same applies to our South African subsidiary, Continental Tyre South Africa, which was fully consolidated in the Commercial Vehicle Tires division. This resulted in operating profit of € 34 million being reassigned from Commercial Vehicle Tires to Passenger and Light Truck Tires.

The reduction of indebtedness, lower interest rates and foreign exchange effects led to a substantially lower interest expense of € 133.1 million.

The tax expense totaled € 393.9 million, corresponding to an effective tax rate of 54.5%. In 2003, there was a change in the valuation allowance for deferred tax assets, due mainly to the U.S.A., amounting to € 157.3 million (2002: € 102.9 million).

Consolidated net income for the year rose by € 88.0 million to € 314.0 million, while earnings per share were up € 0.62 to € 2.37.

Earnings overview in € millions	2003	2002
Continental Automotive Systems	369.5	311.9
Passenger and Light Truck Tires	345.8	184.6
Commercial Vehicle Tires	82.4	92.9
ContiTech	144.0	141.5
Other	- 86.5	- 36.6
EBITA	**855.2**	**694.3**
Net interest expense	- 133.1	- 164.5
Net income before taxes	**722.1**	**529.8**
Tax expense	- 393.9	- 289.8
Minority interests	- 14.2	- 14.0
Consolidated net income	**314.0**	**226.0**
Earnings per share in €	2.37	1.75

Continental uses EBITA as a key performance indicator at all management levels. It is used as the basis for the return on sales in relation to product sales, and as the basis of ROCE in relation to operating assets.

These operating assets consist of the assets as reported in the balance sheet, excluding the effects from the sale of accounts receivable, and income taxes, as well as cash and cash equivalents, less trade accounts payable.

	in € millions		% of sales	
EBITA	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	369.5	311.9	8.0	6.8
Passenger and Light Truck Tires	345.8	184.6	8.9	4.9
Commercial Vehicle Tires	82.4	92.9	6.5	7.1
ContiTech	144.0	141.5	7.9	8.0
Other	- 86.5	- 36.6	–	–
Continental Corporation	**855.2**	**694.3**	**7.4**	**6.1**

	in € millions		ROCE in %	
Operating assets	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	2,827.5	2,912.7	13.1	10.7
Passenger and Light Truck Tires	2,212.0	2,361.8	15.6	7.8
Commercial Vehicle Tires	939.9	910.3	8.8	10.2
ContiTech	826.1	807.7	17.4	17.5
Other	27.7	21.6	–	–
Continental Corporation	**6,833.2**	**7,014.1**	**12.5**	**9.9**

Capital expenditure up year-on-year | Additions to property, plant, and equipment and software totaled € 625.8 million, up € 5.8 million on 2002 (€ 620.0 million). The capital expenditure ratio amounted to 5.4% of sales, as in the previous year. Total depreciation and amortization amounted to € 606.4 million (2002: € 671.1 million).

Continental Automotive Systems invested primarily in its Electronic Brake and Safety Systems, Brake Actuation and Electric Drives business units. Investments focused on Germany, Belgium, the U.S.A., the Czech Republic, and Mexico. The tire divisions invested in converting from SAP R/2 to SAP R/3 software, and continued to expand capacity at their low-cost locations in Portugal, the Czech Republic, Romania, Mexico, and Slovakia. ContiTech primarily invested in new customer projects and in rationalizing production processes at European locations.

	in € millions		% of sales	
Capital expenditure (additions)	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	282.6	249.6	6.1	5.5
Passenger and Light Truck Tires	199.5	223.6	5.1	5.9
Commercial Vehicle Tires	61.4	60.7	4.9	4.6
ContiTech	78.9	78.9	4.4	4.5
Holding	3.4	7.2	–	–
Continental Corporation	**625.8**	**620.0**	**5.4**	**5.4**

	in € millions		% of sales	
Depreciation and amortization	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	246.4	228.2	5.3	5.0
Passenger and Light Truck Tires	210.9	277.0	5.4	7.3
Commercial Vehicle Tires	75.8	89.3	6.0	6.8
ContiTech	72.5	74.6	4.0	4.2
Holding	0.8	2.0	–	–
Continental Corporation	**606.4**	**671.1**	**5.3**	**5.9**

Purchasing | The purchasing volume increased to € 7.0 billion, a year-on-year increase of about 2% (2002: € 6.9 billion). In particular, prices of natural rubber and oil-based materials (such as synthetic rubber) rose sharply in 2003. These raw materials account for approximately 25% of our purchasing volume and make up a considerable proportion of the procurement costs in the manufacture of tires and ContiTech products. Continental Automotive Systems experienced a moderate increase in the price of production materials. Price increases were partially offset by the weak U.S. Dollar, although this effect was only slightly noticeable for natural rubber.

Production at low-cost sites | In 2003, low-cost countries accounted for a greater share of production in line with our strategic orientation:

Production at low-cost sites in %	Europe		Rest of the world	
	2003	2002	2003	2002
Continental Automotive Systems*	20	19	36	33
Passenger and Light Truck Tires**	50	45	19	15
Commercial Vehicle Tires**	58	52	7	9
ContiTech	6	4	4	4

* based on sales ** based on units

Breakdown of sales | We generated 61% of our sales from original automotive equipment, and 39% from replacement business. The breakdown of sales across the individual divisions was as follows:

Breakdown of sales in %	Original equipment		Replacement business	
	2003	2002	2003	2002
Continental Automotive Systems	96	96	4	4
Passenger and Light Truck Tires	29	29	71	71
Commercial Vehicle Tires	16	12	84	88
ContiTech	71	69	29	31
Continental Corporation	61	60	39	40

Sales by region in %	2003	2002
Germany	33	31
Europe excluding Germany	35	34
NAFTA	22	26
Asia	5	4
Other	5	5

Total assets | Total assets increased to € 8,298.5 million (2002: € 8,197.1 million), due primarily to the first-time consolidation of Continental Sime Tyre. The remaining changes were offset by the sharp fall of the U.S. Dollar and the Mexican Peso against the Euro.

Additions to property, plant, and equipment amounting to € 583.5 million were higher than depreciation (€ 562.2 million), while current assets exceeded the previous year's level due to the increase in cash and cash equivalents to € 747.6 million (2002: € 429.6 million). The € 91.3 million decrease in deferred tax assets was largely due to increased valuation allowances for the U.S. group of companies. Unlike the previous year, no contribution to the U.S. pension fund was required to cover liabilities. A special contribution of € 18.3 million was made to the UK pension fund.

Consolidated balance sheets in € millions	Dec. 31, 2003	Dec. 31, 2002
Goodwill	1,424.0	1,477.7
Other intangible assets	98.6	92.6
Property, plant, and equipment	2,765.6	2,832.3
Investments	142.7	146.6
Fixed assets and investments	**4,430.9**	**4,549.2**
Inventories	1,084.8	1,067.4
Trade accounts receivable	1,192.1	1,137.2
Other assets and amounts receivable	439.0	460.7
Cash and cash equivalents	747.6	429.6
Current assets	**3,463.5**	**3,094.9**
Deferred tax assets	174.8	266.1
Deferred pension charges	229.3	286.9
Total assets	**8,298.5**	**8,197.1**
Shareholders' equity	1,983.2	1,715.2
Minority interests	151.4	92.2
Pension liabilities	1,202.4	1,184.6
Accrued and deferred income taxes payable	565.4	533.3
Accruals for other risks	735.5	699.8
Indebtedness	1,916.2	2,328.6
Trade accounts payable	1,035.5	978.8
Other liabilities	708.9	664.6
Gearing ratio in %	58.9	110.7
Equity ratio in %	23.9	20.9

Shareholders' equity | Shareholders' equity and the equity ratio increased due to the consolidated net income for the year totaling € 314.0 million and the proceeds *(€ 81.4 million) from the sale of our remaining treasury stock.* These increases more than offset the dividend payment and the sharp rise in accumulated losses from currency translation.

Accrued and other liabilities | Pension liabilities increased slightly over the prior year. Additions were offset by foreign exchange effects. There was an increase in accrued and deferred income taxes payable due to increased deferred taxes. The accruals for other risks increased mainly due to product liability.

Cash flow | Net cash provided by operating activities amounted to € 1,234.9 million (2002: € 1,265.8 million), while cash used in investing activities totaled € 626.8 million. As a result, cash flow before financing activities amounted to € 608.1 million (2002: € 481.2 million) which led to a reduction in net borrowings. The reconciliation of the cash flow to the change in net indebtedness shows the substantial decrease in net indebtedness of € 730.4 million to € 1,168.6 million (2002: € 1,899.0 million).

Reconciliation of cash flow to the change in net indebtedness in € millions	2003	2002
Cash flow before financing activities (free cash flow)	608.1	481.2
Dividend payment	- 58.6	–
Comprehensive income*	97.3	74.9
Other	- 9.3	–
Foreign exchange effects	92.9	145.9
Change in net indebtedness	**730.4**	**702.0**

* Includes the sale of treasury stock as well as the issue of employee shares

Financing | At the balance sheet date, indebtedness less cash and cash equivalents was down as a result of the positive cash flow and favorable exchange rate developments. The gearing ratio therefore totaled 58.9% (2002: 110.7%). 110.2% of the net debt in the amount of € 1,168.6 million is covered by long-term capital market instruments amounting to € 1,021.6 million and long-term bank loans amounting to € 265.9 million. The € 1.5 billion multicurrency facility, which was renewed on July 31, 2003 with a term of five years, provides us with a cushion, among other things as a liquity reserve. It had not been utilized by December 31, 2003. We also took advantage of low short-term interest levels to issue short-term financial instruments and our commercial paper program. A quarterly average of 60.8% of debt was outstanding at fixed interest rates.

Employees | Continental employed 68,829 staff (2002: 64,379) as of December 31, 2003 – a year-on-year increase of 4,450 or 6.9%.

Continental Automotive Systems primarily recruited new employees in Germany, the Czech Republic, Mexico, Brazil, and Japan. The increase in staff in the Passenger and Light Truck Tires division is due above all to the change in the scope of consolidation caused by our subsidiaries in Mexico and South Africa. The number of employees in Commercial Vehicle Tires decreased accordingly. However, staff levels increased overall in this division due to the joint venture in Malaysia and additional personnel in the Czech Republic and Slovakia. ContiTech mainly hired additional staff in Germany, China, and Slovakia.

CONTINENTAL AUTOMOTIVE SYSTEMS

Continental Automotive Systems comprises Electronic Brake and Safety Systems, Powertrain & Chassis, Electric Drives, Comfort Electronics, Foundation Brakes, Brake Actuation and Aftermarket. We are the global market leader in foundation brakes and the world's number two in electronic brake systems.

Ford, Mazda, and Volvo work together using the global C1 platform to produce as many identical parts as possible in a more efficient and cost-effective manner. A total of 1.35 million vehicles are scheduled for construction each year using this platform. Continental Teves won the order to produce the complete brake system for the C1 platform. We also supply the electronic parking brake for the Ford C-MAX.

The new VW Golf is also equipped with a large number of high-tech features produced by Continental: Continental Temic provides the integrated control electronics for the new direct transmission and Continental Teves supplies the latest ABS (Anti-Lock Brake System) and ESP (Electronic Stability Program) technology. We also received orders for electronic brake systems from DaimlerChrysler, Ford, Peugeot, and Asian manufacturers, among others.

Major contract for "Powertrain & Chassis".

The Powertrain & Chassis product line won a major order from DaimlerChrysler for an engine control unit for commercial vehicles. We came out top in a competitive bid for the development and production of the control unit organized by the vehicle manufacturer at the beginning of 2003.

At the end of 2003, we launched a high-performance brake sold under the brand name ATE. This is an upgrade kit designed for drivers who want a fast driving experience or to substantially enhance their vehicles. An add-on to other tuning features, the brake provides the higher braking power needed for fast driving.

Following the success of the "FNR" brake caliper concept for upper mid-range passenger cars, we have launched an even more efficient "2FNR" model. It is used in luxury cars such as the Audi A8, BMW 760i, Rolls Royce Phantom, VW Phaeton, and the Bentley Continental GT.

In 2004, six new automobile models in North America will be equipped with Electronic Stability Programs produced by Continental, bringing the total number of new vehicles in the U.S.A. with a Continental ESP to more than 30.

New factory for vehicle electronics components in Romania.

In October 2003, we laid the foundation stone for a factory that will produce electronics components in Sibiu, Romania. 80 staff will begin production in the new plant in summer 2004. At the same time, we will be setting up a research and development unit there for 135 employees by the end of 2004.

The construction of a plant for assembling brake boosters and tandem master cylinders got underway in early 2003 in Las Colinas, Mexico, and the first deliveries to customers were made in January 2004. The total plant will be completed by the end of 2004. Around 300 staff will then produce two million brake boosters and as many tandem master cylinders each year. Las Colinas is near our Silao plant, which manufactures wheel-speed sensors.

Continental Automotive Systems in € millions	**2003**	**2002**
Sales	4,625.7	4,568.3
EBITA	369.5	311.9
Operating assets	2,827.5	2,912.7
Capital expenditure	282.6	249.6
Depreciation and amortization	246.4	228.2
Number of employees	19,685	19,129

Continental Automotive Systems increased its sales by 1.3% over the prior year to € 4,625.7 million (2002: € 4,568.3 million). Before exchange rate effects, the increase amounted to 7.2%.

The Electronic Brake and Safety Systems, Powertrain & Chassis, and Comfort Electronics business units all recorded increases in sales volumes. In Europe and Asia, sales volumes were up on the previous year, while in North America as a whole they were weaker than in 2002.

In 2003, we sold more than 3 million ESPs for the first time – a volume increase of 29%. Sales volumes of control units for comfort electronics rose by 34% to 17 million units. We also sold 43 million wheel-speed sensors (2002: 39 million) and, as in the previous year, 27 million brake calipers.

Earnings improved as a result of this volume growth in Europe as well as due to cost-cutting measures in North America in particular.

Impairment write-downs were charged in the amount of € 19.5 million due to the discontinuation and transfer of production.

Continental Automotive Systems increased its EBITA by 18.5% to € 369.5 million (2002: € 311.9 million), thus achieving a return on sales of 8.0% (2002: 6.8%) and a ROCE of 13.1% (2002: 10.7%).

PASSENGER AND LIGHT TRUCK TIRES

In Europe we are the largest manufacturer of passenger and light truck tires at original equipment level, and the second largest for the market as a whole. We rank number four worldwide. The Passenger and Light Truck Tires division includes Continental's two-wheel tires business and the tire retail companies.

In July 2003, the first Maybach was equipped with the ContiSupportRing (CSR) run-flat system. If a tire loses air pressure, the wheel is supported by a steel ring mounted on the rim, and guarantees mobility.

As a new addition to our range, we have the ContiCrossContact UHP, a specialist tire for particularly powerful four-wheel drive vehicles. Approved for speeds of up to 300 km/h, it is especially geared to the requirements of 4x4 vehicles such as the Porsche Cayenne or the BMW X5.

In November 2003, we presented the ContiSportContact 2 Vmax, the first passenger tire approved for speeds of up to 360 km/h. The new tire was specially developed as a tuning accessory for ultra-fast sports cars.

Winter tires with run-flat properties for extended mobility.

In 2003, Continental's winter tire range was extended to include tires with run-flat properties (self-supporting run-flat tire, SSR). The sidewall of these tires has a special rubber reinforcement, which allows the car to continue traveling at a maximum of 80 km/h for up to 80 kilometers in the case of a puncture. An SSR version of the ContiWinterContact TS 790 is initially being made available in two sizes.

To ensure that we remain the technology leader in winter tires in the future, we will launch two new product lines in 2004 that respond to different customer demands. The ContiWinterContact TS 810 is designed for drivers of premium mid-range and luxury models, while the TS 810 Sport is the tire to suit fast drivers who want to be safe on the roads in winter.

We gained Chrysler as a customer in the U.S.A.

In Europe, virtually one in four vehicles coming off automakers' production lines are fitted with Continental tires, making us Europe's biggest manufacturer at original equipment level for the first time. In North America, we gained Chrysler as a customer in 2003. Since the end of the year, the new Dodge RAM has been delivered with Continental tires, and the Dodge Magnum and Chrysler 300C will also feature them as of spring 2004.

We also launched a series of new two-wheel tire products in 2003: the ContiRoadAttack combines the mileage of a touring tire with the performance of a sports tire. The ContiForce SM is a new tire specially designed for supermoto motorbikes. For the fall and winter months we offer the ContiNavigator, a scooter tire which, with its mud and snow symbol, is particularly suited to the cold and damp times of year. We now have over 250 approvals for our tires from two-wheel vehicle manufacturers.

Passenger and Light Truck Tires in € millions	2003	2002
Sales	3,907.2	3,777.5
EBITA	345.8	184.6
Operating assets	2,212.0	2,361.8
Capital expenditure	199.5	223.6
Depreciation and amortization	210.9	277.0
Number of employees	22,518	21,094

The Passenger and Light Truck Tires division increased sales over the prior year by 3.4% to € 3,907.2 million (2002: € 3,777.5 million). Before changes in the scope of consolidation due to our subsidiaries in Mexico and South Africa, and before exchange rate effects, the increase amounts to 8.4%.

Sales volumes to the global automotive industry reached a record level, increasing by 6%. They also rose substantially (6%) in our European replacement business. Sales of high-performance segment tires grew by 7% and winter tires by 8%, thus increasing our market share. The performance of our replacement business in the NAFTA region varied, with overall growth totaling 9%. U.S. sales volumes rose by 5%, while in Mexico we achieved major increases amounting to about 33%. In 2003, we sold close to 100 million passenger tires for the first time (2002: 91 million).

Our extremely good results in Europe more than offset our losses in the NAFTA region. In 2003, we reduced capacity at one of our plants, cut administrative staff, and began to outsource tire logistics operations in that region. Also, we are planning to construct a new plant in Brazil. Additional social security expenses in the U.S.A. and higher material prices impacted our results, while the change in the scope of consolidation influenced them positively by € 34 million. The previous year's result was impacted by the impairment of goodwill in the U.S.A. in the amount of € 34 million.

In 2003, an impairment write-down was charged in the amount of € 17.7 million owing to the permanent under-utilization of one of our U.S. plants, and another € 2.8 million in connection with completing the shut-down of the Company's plant in Guadalajara, Mexico. Also, € 96.9 million were added to accruals in the U.S.A. to cover increased litigation and environmental risks.

Overall, the Passenger and Light Truck Tires division increased its EBITA by 87.3% to € 345.8 million (2002: € 184.6 million), generating a return on sales of 8.9% (2002: 4.9%) and a ROCE of 15.6% (2002: 7.8%).

COMMERCIAL VEHICLE TIRES

The Commercial Vehicle Tires division comprises the following business units: Truck, Industrial, Agricultural, and Off-The-Road Tires, as well as Conti International. The truck tire business accounts for three quarters of the sales. We are the third-largest manufacturer of commercial vehicle tires in Europe.

In Europe, we launched a number of new products designed to contribute to a substantial improvement in the overall profitability of the cost-sensitive transport sector. A new trailer tire was introduced for the Continental brand. The same segment of the Uniroyal range was also supplemented by a new tire for steering-axle wheels. Part of the "Euro Front" tire line was renewed under the Semperit brand name.

Seven new truck tire lines for the North American market.

We introduced seven new Continental truck tire product lines in North America. Key features of the new tires include low rolling resistance, which reduces fuel consumption, as well as optimized abrasion properties for a longer lifespan, and improved traction. During the run-up to the market launch, customers, automaker representatives, and the press were invited to find out through tests and measurements about the technological advances offered by the tires.

The annual capacity at our plant in Puchov, Slovakia, was expanded to around 2 million truck tires. The five millionth truck tire rolled off the assembly line there in November 2003.

In April 2003, we formed the joint venture Continental Tires of Moscow – in which Continental holds a majority stake of 76% – along with our partner Moscow Tyre Plant (MTP). MTP contributed part of its existing plant to the joint venture. Continental's investment primarily consists of deploying machinery available from our other plants within the Corporation. The new plant has initially been designed to produce 1.5 million passenger tires a year.

In October 2003, we formed the joint venture Continental Sime Tyre – in which Continental holds a 51% majority stake – together with our partner Sime Darby Berhad. Thanks to the new company, we are now the Malaysian market leader in both the passenger/light truck tire business and the replacement business for commercial vehicle tires, with a market share of about 50%.

Commercial Vehicle Tires in € millions	2003	2002
Sales	1,261.6	1,310.9
EBITA	82.4	92.9
Operating assets	939.9	910.3
Capital expenditure	61.4	60.7
Depreciation and amortization	75.8	89.3
Number of employees	11,068	9,094

Sales by the Commercial Vehicle Tires division fell short of the previous year at € 1,261.6 million (2002: € 1,310.9 million). Consolidation of Continental Sime Tyre, our subsidiary in Malaysia, that was assigned to the Commercial Vehicle Tires division in October, had a positive effect. Before changes in the scope of consolidation relating to our subsidiaries in Mexico, South Africa, and Continental Sime Tyre, and before exchange rate effects, sales were up 2.8%.

We increased global sales volumes for truck tires by 2%. European sales rose by 11% in the original equipment business, and 3% in the replacement business. In North America, we recorded a significant increase of 25% in the original equipment business, while replacement business volumes were slightly down on the previous year. A total of 6.0 million truck tires were sold in 2003 (2002: 5.9 million).

Sales by the Agricultural and Industrial Tires business units increased, while Off-The-Road Tires sales were unable to reach the previous year's figure.

Rising material prices and higher social security expenses in the U.S.A. impacted earnings. In addition, changes in the scope of consolidation relating to our subsidiaries in Mexico and South Africa reduced earnings by € 34 million. EBITA was boosted by € 1.5 million through the first-time consolidation of our subsidiary in Malaysia. The result for 2002 was also affected by a goodwill impairment in the amount of € 15 million in North America, though this was partially offset by a € 6 million gain from the disposal of land.

In 2003, impairment write-downs were charged in the amount of € 4.6 million for plant capacity in the U.S.A. that has not been fully utilized, and € 4.0 million in connection with supply contracts in France.

The Commercial Vehicle Tires division recorded EBITA of € 82.4 million, down on 2002 (€ 92.9 million). Before the above consolidation changes, goodwill impairment and land sale, however, operating earnings improved by € 13 million compared with the previous year. The return on sales amounted to 6.5% (2002: 7.1%), and the ROCE 8.8% (2002: 10.2%).

CONTITECH

ContiTech comprises eight independent business units, five of which are European market leaders in their segment. The products and systems are mainly used in the automotive, rail, printing and mining industries, as well as in machinery and equipment manufacturing.

The ContiTech Power Transmission Group developed a new kind of flexible V-ribbed belt that needs no tensioner, reducing the amount of space and weight taken up in the engine system. The MINI One D – the first MINI with a diesel engine – celebrated its premiere in June 2003 equipped with the new V-ribbed belt. Other manufacturers have already expressed an interest in this product, and our plant in Mexico has started supplying V-ribbed belts to Chrysler in the U.S.A.

ContiTech Sealing Systems developed a new roof sealing system for use in cabriolets and roadsters. The highly-efficient sealings, which prevent water from finding its way into vehicle interiors, have already been built into the new Mercedes-Benz 500 SL, the Porsche Targa, and the Smart Roadster.

In addition to its traditionally strong foils business, the Benecke-Kaliko unit received major orders from Ford and Volkswagen for slush skins for instrument panels.

ContiTech Vibration Control engine and suspension strut mounts will also be used in the Volkswagen Passat, the Opel Corsa, and the Fiat Punto in the future. Within the scope of its non-automotive activities, this unit has developed an automatic roller lock for web printing machines together with Koenig & Bauer. This will reduce current maintenance times from two to three hours to two to three minutes.

Hose line system developed for hydrogen cars.

Working with the automotive industry, ContiTech Fluid developed a hose line system for pressurized pipes in hydrogen cars to transport hydrogen safely from the tank to the engine. ContiTech will supply future hydrogen-powered vehicles with up to 21 types of hose line with integrated metal piping.

For the new VW Golf, we offer a range of V-ribbed belts and timing belts, air-conditioning lines, and front-axle suspension strut mounts that isolate the car body from chassis noise and vibrations. The Benecke-Kaliko and ContiTech Sealing Systems units supply artificial leather for interior trim panels and seals for tailgates.

The ContiTech Conveyor Belt Group developed and supplied the conveyor belts for the largest tube conveyor in the world, built in Venezuela by MAN TAKRAF Fördertechnik GmbH. The conveyor enables freight ships to be loaded out at sea, cutting down on long docking times in harbors. Following the opening of the ContiTech Power Transmission Group's new production facility in Timişoara, Romania in November 2002, ContiTech Fluid also laid the foundation stone for a plant at that location in October 2003. The site, which covers 4,000 square meters, will mainly produce air-conditioning lines for Volkswagen as from fall 2004. ContiTech also expanded production at its existing plants in Hungary and Slovakia. We have thus created further capacity at low-cost locations.

ContiTech Air Spring Systems has started to expand the capacity of its factory in Turkey, which was commissioned in April 2002, from 380,000 to 750,000 units each year to facilitate deliveries to our global customer base.

ContiTech in € millions	**2003**	**2002**
Sales	1,812.2	1,764.3
EBITA	144.0	141.5
Operating assets	826.1	807.7
Capital expenditure	78.9	78.9
Depreciation and amortization	72.5	74.6
Number of employees	15,392	14,874

The ContiTech division achieved an increase in sales of 2.7% to € 1,812.2 million (2002: € 1,764.3 million). Before changes in exchange rates, this increase amounted to 3.8%. Sales by the Fluid, Sealing Systems, Air Spring Systems and Vibration Control units rose significantly. The Power Transmission and Conveyor Belt Groups were slightly up on the previous year, while Benecke-Kaliko and Elastomer Coatings did not match the 2002 results.

Thanks mainly to product innovations and cost-cutting measures, ContiTech increased its EBITA by € 2.5 million to € 144.0 million (2002: € 141.5 million), producing a return on sales of 7.9% (2002: 8.0%) and a ROCE of 17.4% (2002: 17.5%).

RISKS AND RISK MANAGEMENT

Continental Corporation has a uniform corporate-wide risk management system that provides early warning of potential risks. It regulates the recording, evaluation, and reporting of risks, and is integrated into Continental's corporate-wide strategy, planning, and budgeting processes. The system is part of the annual audit and complies fully with the requirements of section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act).

Identifying, assessing, and reporting risk | The identification and assessment of material risks in each unit of the organization is the responsibility of the respective management according to set guidelines. Using an extensive risk inventory, the units report any changes to previously reported risks, plus any developments that could turn into material risks, as part of their monthly reporting. Any new material risks have to be reported immediately.

Risk management | The responsible management defines suitable actions for every risk identified. These are documented in the reporting system. A risk committee monitors and consolidates the identified risks at Corporation level. It reports to the Executive Board and, where necessary, recommends additional procedures. The Executive Board discusses and resolves suitable measures, and reports to the Supervisory Board's Audit Committee. Regular audits of the risk management process by the internal auditors guarantee its efficiency and further development.

The risk committee monitors and consolidates the identified risks at Corporation level.

Macroeconomic risks | A detailed forecast of macroeconomic developments for the near future is included in the Outlook section (page 44 onwards). As in previous years, there is still a risk that the forecasted recovery for the global economy will turn out weaker or fail to materialize, in which case, there could be negative effects on those industry sectors in which our Corporation does business.

Industry risks | Flat or even falling production volumes at automobile manufacturers could pose risks for our sales in volume and monetary terms, as well as our earnings. Our strategy of generating at least 40% of sales outside the automotive original equipment business reduces such risks. In addition, installation rates for a number of the Corporation's key products in the automotive area are steadily increasing. This trend will continue in the foreseeable future.

Automobile manufacturers are increasingly being impacted simultaneously by innovation, cost-cutting pressure, and continually shorter product development cycles, and are passing this cost pressure on to their suppliers. At the same time, manufacturers are continuing to cut the number of first-tier suppliers. The broad-based structure of our Corporation puts us in an excellent position to handle the risks associated with these trends.

Operating risks | Continental mitigates the risks of increasing procurement costs or the unavailability of raw materials by entering into appropriate agreements and avoiding dependence on single suppliers.

Innovative products are a critical success factor for our Corporation, which means our research and development activities play a decisive role. At the same time, we need to carry on meeting our customers' quality standards despite increasingly shorter development times. Continental has established a comprehensive quality management system, which also assures the quality of our suppliers. The system is explained on page 20.

Product defects lead to liability risks and the need for costly replacement activities. We address such risks by the Corporation's expertise in quality management, including intensive market monitoring. These risks are mitigated even further by appropriate insurance policies and other precautionary measures. Due in particular to the inherent uncertainties of the U.S. legal system, where decisions are generally deliberated by lay-person juries, there is no assurance that individual product liability claims will not exceed the related provisions.

Continental also practises comprehensive environmental management, in addition to quality management, to identify risks early on and take precautionary actions. In doing so, we also reduce the potential liability due to excess emissions into the environment. We take a comprehensive approach to environmental protection that covers the entire product life cycle. The possible environmental effects are considered during the development of our products. We certify our subsidiaries in accordance with the ISO 14001 environmental standard as well as with the European Union's Eco Management and Audit Scheme (EMAS II).

Quality and environmental management for early detection of risks.

In addition, our comprehensive quality and environmental management procedures enable advance identification and prevention of the economic risks associated with the interruption of production. These are backed up by appropriate insurance coverage.

Stricter statutory requirements can lead to higher development and production costs. We track legislative initiatives in our markets as part of our risk identification and control procedures, and address the issue of alternative compositions for our products in our research and development.

Financing risks | The international nature of our business activities results in delivery and payment flows in various currencies. This results in the risk of losses because assets denominated in currencies with a falling exchange rate lose value, whereas liabilities denominated in currencies with a rising exchange rate become more expensive. Our imports into the Euro zone generally exceed the exports to other currency zones. We measure the net exposure resulting from exports and imports in the individual currencies at regular intervals. Exchange rate forecasts are constantly monitored to ensure that risks are hedged as necessary with appropriate financial instruments. Generally, the Corporation's net foreign investments are not hedged against exchange rate fluctuations, except for key portions of the U.S. investment of Continental Rubber of America.

The interest rate management function evaluates the risk of rising interest rates.

Variable interest liabilities bear the risk of falling or rising rates. This risk is regularly monitored and evaluated as part of our interest rate management activities, and hedged as necessary using derivative interest rate instruments on the basis of the Corporation's reported interest rate exposure. All interest rate hedges serve exclusively to manage identified interest rate risks. We minimize internal control risks by clearly segregating the various functional areas. As part of central treasury controlling, forecasted liquidity surpluses or shortages in individual currencies are constantly monitored throughout the Corporation.

We use pension funds in the U.S.A. and the United Kingdom, which are run by independent external fund managers, to manage and finance pension commitments. Weak financial markets can impact the pension fund performance.

Subsidiaries in the U.S.A. also have obligations to contribute to the healthcare costs of pensioners. There is no assurance that these obligations will not increase more than expected.

The credit management function controls the accounts receivable risk.

We use uniform credit management procedures. The responsibilities of our credit management function include accounts receivable risk management. Commercial and political risk management involves setting credit limits for customers. Nevertheless, unforeseen default risks may occur.

Legal risks | Legal risks, disputes, and claims for damages are disclosed on page 88 of the consolidated financial statements.

Other risks | The Passenger and Light Truck Tires and Commercial Vehicle Tires divisions in Europe and the NAFTA region are migrating from SAP R/2 to SAP R/3 in 2004. We have taken appropriate measures to avoid the risk of a faulty or delayed migration.

The migration to SAP R/3 will eliminate the risk of dependence on a single host data center by using a centralized IT environment. A number of safety mechanisms have been implemented to minimize the risk of system failure, including, among other things, access control systems, emergency planning, interruption-proof power supply for critical systems, and protection against hacker or virus attacks.

Overall risk analysis | Continental's overall risk situation is managed using the risk management system as described. The Company is presently not aware of any risks which could endanger its continued existence.

DEVELOPMENTS IN 2004 AND OUTLOOK

Events subsequent to fiscal 2003

The global economy | The global economy started to pick up in the course of 2003, although today there is still some uncertainty as to whether we will experience a sustainable economic recovery in 2004. Certain factors, such as the ongoing focus on an expansive economic policy, imply that this has not been just a temporary improvement in the global investment and consumer climate. As in previous years, there is still a risk that the forecasted recovery for the global economy will be weaker, or fail to materialize.

Trade balance deficit in the U.S.A. affects global economic recovery.

The U.S.A. has a key role to play in the continued development of the global economy. A substantial increase in demand was observed in 2003 as a result of the strong fiscal policy impulses. However, the large and widening trade balance deficit in the U.S.A., which could lead to a further sharp devaluation of the Dollar, represents an obstacle on the path to global economic recovery. Depending on the intervention policies of the Japanese and Chinese governments, the Euro zone could bear the brunt of the falling Dollar. This would impact the forecasted gradual economic recovery for the Euro zone in fiscal 2004.

The high public-sector deficits in the U.S.A. represent another risk factor. These deficits bear the threat of an interest rate increase, which would harm the economic recovery in the U.S.A.

A moderate boost in demand in line with that for the Euro zone is also expected for Germany, although it cannot be said for certain whether economic policy reforms will be sufficient to stimulate growth. Uncertainty among consumers and companies about future fiscal burdens could have a negative impact on consumer spending and capital expenditure.

Increased economic activity is expected in Eastern Europe, although the accession of additional countries to the EU should be a long-term economic success.

China boosts economic growth in Asia.

The surprisingly strong economic recovery in Japan in 2003 suggests that considerable progress has been made in restructuring the corporate sector. Asia, particularly China, will continue to show strong growth. The entire region will make a positive contribution to the global economy in 2004. However, structural problems still exist in the Japanese banking sector, and it is possible that the Yen may rise against the Dollar.

After years of weakness, economic performance in the Mercosur region is on the rise again. Argentina has recovered from its worst-ever crisis. Brazil's economy is riding high on the back of strong exports. Low interest rates and tax breaks are intended to stimulate domestic consumption.

International terrorism and a deterioration of the political situation in Iraq and the Middle East are also affecting the global economy. This is linked, among other things, with the risk of another rise in oil prices that would impact the economies of the industrialized nations.

Given the increasing government debt and the growing trade balance deficit in the U.S.A., the Dollar is expected to remain weak against the major currencies (Euro, Yen, Sterling) in 2004. Market players are not ruling out the possibility of the Dollar reaching its 1995 all-time low against the Deutsche Mark. At that time the Dollar was valued at DM 1.35, which is equivalent to € 0.69.

Money market rates in the U.S.A. and the Euro zone should remain low for the first six months of 2004, and the yield curves will show a steep upward slope. However, the ongoing rally in the U.S. economy can be expected to lead to the end of the Federal Reserve's low interest rate policy, and to an increase in key lending rates. The European Central Bank will not adjust key interest rates before the second half of the year at the earliest, and probably not until 2005. Reducing the interest rate disadvantage on investments in U.S. Dollars could lead to an increase in the U.S. Dollar. However, we do not expect a sharp rise in capital market rates in the Euro zone in 2004.

Automobile production* | For 2004, the market research institute, Global Insight, expects the worldwide production of light vehicles (i.e. passenger cars, station wagons, and light commercial vehicles < 6t) to increase substantially – by almost 4% to 59.8 million vehicles. Assuming a general improvement in the economic situation, the NAFTA region is expected to record a 3% rise in production to 16.4 million vehicles. A slight increase of 2% to 16.5 million vehicles is likely in Western Europe, driven primarily by attractive new high-volume compact models.

The Mercosur region is likely to see a tangible improvement, mainly due to the economic recovery in Brazil. Asia will make a much larger contribution to growth, although percentage growth rates in Eastern Europe could be even higher.

Commercial vehicle production will also develop positively, rising 3% as a result of the economic upturn in key countries. North America and Eastern Europe offer the largest growth potential for these vehicles in 2004, whereas only a moderate increase is currently projected for Western Europe.

* Source: Global Insight, December 2003

Procurement | Growing demand from China, speculation, and developments in the Middle East will continue to influence the prices of natural rubber and oil-based materials. We believe prices will continue to rise in 2004 and impact the tire divisions and ContiTech.

Capital expenditure | We intend to increase our capital expenditure slightly in 2004, primarily in the areas of new technologies for vehicle safety and comfort systems, and to expand our production facilities in low-cost countries.

Financing | We anticipate that our net debt will continue to drop as shareholders' equity increases, allowing us to further reduce our gearing ratio. We expect bondholders to exercise their conversion rights for the 1999 convertible bond issue, maturing October 25, 2004, given that our share price has substantially exceeded the conversion rate of € 25.75 since the fourth quarter of 2003. This would generate 9.7 million new shares.

Business development | As opposed to Global Insight, we expect that total passenger car production in 2004 will remain at the level of the previous year, however with a slight decline in Western Europe and a strong increase in Eastern Europe. We anticipate that production in North America will also be at the prior year's level.

We are further expecting to see a slight rise in Western European truck output, and a strong increase in the NAFTA region.

Price pressure will increase, especially in the U.S.A. due to the continuing rebate programs of the automobile manufacturers. We are analyzing restructuring that may be required in North America. We expect to break even on an operating basis in our North American passenger and light truck tires business in the fourth quarter of 2005.

For 2004 we are anticipating a further increase in our consolidated sales and operating result before potential restructuring costs.

The outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts, and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts, and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services, and changes in business strategy.

GOAL-DRIVEN | THE WAY WE MAKE DECISIONS.

WE ARE PURSUING A CLEAR GOAL: GROWTH. NOT GROWTH AT ANY PRICE, BUT SUSTAINABLE AND VALUE-CREATING GROWTH. GOAL-DRIVEN MEANS STEADILY BUILDING ON OUR CORE COMPETENCE, AND NOT EXPANDING IN FIELDS IN WHICH WE ARE LACKING THE EXPERTISE. OUR INNOVATIONS ARE ALSO GEARED TO OUR GOALS; WE DO NOT FOLLOW SHORT-LIVED TRENDS BUT ASSESS PRODUCTS AND TECHNOLOGIES BY THEIR EARNINGS POTENTIAL, AND BY THEIR LEVELS OF MARKET AND CUSTOMER ACCEPTANCE. FROM INDIVIDUAL PRODUCTS THROUGH TO THE MOST COMPLEX SYSTEMS – WHAT COUNTS ARE THE WISHES OF OUR CUSTOMERS.

Contents

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF THE EXECUTIVE BOARD

The Executive Board of Continental AG is responsible for the preparation, completeness, and integrity of the consolidated financial statements, the group management report, and the other information provided in the annual report. The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) and include any necessary and appropriate estimates. The group management report contains an analysis of the net assets, financial position, and results of operations of the Corporation, as well as further information provided in accordance with the provisions of the Handelsgesetzbuch (HGB - German Commercial Code).

An effective internal management and control system is employed to ensure that the information used for the preparation of the consolidated financial statements, including the group management report and internal reporting, is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the *Aktiengesetz* (AktG - German Stock Corporation Act) and an integrated financial control concept as part of the Corporation's value-oriented management, plus internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take counter-measures.

The Audit Committee of the Supervisory Board of Continental AG appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors for the year ended December 31, 2003 pursuant to the resolution adopted by the Annual Shareholders' Meeting. KPMG audited the consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles and confirmed that the conditions required for the Corporation to be exempted from its duty to prepare consolidated financial statements under German law in accordance with section 292 a of the HGB have been fulfilled. The auditors issued the report presented on the following page.

The consolidated financial statements, the group management report, the auditors' report, and the risk management system will be discussed in detail by the Audit Committee of the Supervisory Board together with the auditors. These documents will then be discussed with the entire Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, March 9, 2004

The Executive Board

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the consolidated statements of income, the consolidated balance sheets, the statements of cash flows and changes in shareholders' equity, as well as the notes to the financial statements prepared by Continental Aktiengesellschaft, Hanover, for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations, and cash flows of the Group for the business year in accordance with Accounting Principles Generally Accepted in the United States of America.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare financial statements and a group management report in accordance with German law.

Hanover, March 10, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

CONSOLIDATED STATEMENTS OF INCOME

in € millions	See Note	2003	2002
Sales	27	**11,534.4**	**11,408.3**
Cost of sales		- 8,822.9	- 8,919.0
Gross profit on sales		**2,711.5**	**2,489.3**
Research and development expenses		- 498.2	- 491.2
Selling and logistics expenses		- 714.6	- 725.9
Administrative expenses		- 375.2	- 388.8
Other income and expenses	4	- 286.0	- 201.6
Income from investments	5	17.7	12.5
Earnings before interest and taxes		**855.2**	**694.3**
Net interest expense	6	- 133.1	- 164.5
Earnings before taxes		**722.1**	**529.8**
Income tax expense	7	- 393.9	- 289.8
Minority interests		- 14.2	- 14.0
Consolidated net income		**314.0**	**226.0**

Earnings per share (in €)	28	**2.37**	**1.75**
Fully diluted earnings per share (in €)		2.24	1.66

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Assets

in € millions	See Note	Dec. 31, 2003	Dec. 31, 2002
Goodwill	8	1,424.0	1,477.7
Other intangible assets	8	98.6	92.6
Property, plant and equipment	9	2,765.6	2,832.3
Investments	10	142.7	146.6
Fixed assets and investments		**4,430.9**	**4,549.2**
Inventories	11	1,084.8	1,067.4
Trade accounts receivable	12	1,192.1	1,137.2
Other assets and amounts receivable	13	439.0	460.7
Cash and cash equivalents	14	747.6	429.6
Current assets		**3,463.5**	**3,094.9**
Deferred tax assets	15	174.8	266.1
Deferred pension charges	18	229.3	286.9
Total assets		**8,298.5**	**8,197.1**

Shareholders' Equity and Liabilities

in € millions	See Note	Dec. 31, 2003	Dec. 31, 2002
Common stock		346.7	344.4
Additional paid-in capital		975.8	964.3
Retained earnings		963.4	708.0
Accumulated other comprehensive income		- 302.7	- 218.0
Treasury stock		–	- 83.5
Shareholders' equity	16	**1,983.2**	**1,715.2**
Minority interests		**151.4**	**92.2**
Pension liabilities	18	1,202.4	1,184.6
Accrued and deferred income taxes payable	19	565.4	533.3
Accruals for other risks	20	735.5	699.8
Indebtedness	21	1,916.2	2,328.6
Trade accounts payable		1,035.5	978.8
Other liabilities	22	708.9	664.6
Total liabilities and shareholders' equity		**8,298.5**	**8,197.1**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in € millions	**2003**	**2002**
Consolidated net income	314.0	226.0
Minority interests	14.2	14.0
Depreciation and amortization of fixed assets and investments	606.4	671.1
Equity in earnings of associates	- 10.2	- 1.6
Gain from the disposal of fixed assets	- 9.0	- 26.1
Change in pension liabilities	70.5	35.6
Subtotal	**985.9**	**919.0**
Changes in:		
deferred taxes	70.3	59.6
inventories	- 52.1	39.3
trade accounts receivable before sales of accounts receivable	- 71.6	65.4
sales of accounts receivable	37.9	- 95.9
other assets and amounts receivable	- 12.7	158.6
trade accounts payable	75.8	70.0
accruals	150.1	205.4
other liabilities	77.0	3.4
Contributions to pension funds	- 25.7	- 159.0
Cash provided by operating activities	**1,234.9**	**1,265.8**
Proceeds from the disposal of fixed assets	44.0	53.2
Capital expenditure on property, plant, equipment, and software	- 625.8	- 620.0
Proceeds from the sale of subsidiaries	–	5.4
Acquisition of companies	- 46.3	- 228.1
Disposal of investments	1.3	4.9
Cash used for investing activities	**- 626.8**	**- 784.6**
Cash flow before financing activities	**608.1**	**481.2**
Short-term borrowings	83.6	- 126.8
Proceeds from the issuance of long-term debt	64.0	36.8
Principle repayments on long-term debt	- 472.7	- 638.4
Sale of treasury stock	81.4	69.6
Proceeds from the issuance of shares	15.9	5.3
Dividends paid	- 58.6	-
Cash flow used for financing activities	**- 286.4**	**- 653.5**
Change in cash and cash equivalents	**321.7**	**- 172.3**
Cash and cash equivalents at January 1	429.6	618.1
Cash and cash equivalents acquired with consolidated companies	10.2	-
Effect of exchange rate changes on cash and cash equivalents	- 13.9	- 16.2
Cash and cash equivalents at December 31	**747.6**	**429.6**
The following payments are included in net cash provided by operating activities		
Interest paid	- 132.0	- 210.7
Income taxes paid	- 291.5	- 144.5

See accompanying notes to the consolidated financial statements.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

in € millions	Number of shares[1] (thousands)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: currency translation	Accumulated other comprehensive income: Difference from additional minimum pension liability[2]	Accumulated other comprehensive income: Difference from cash flow derivative instruments[3]	Treasury stock	Total
At Jan. 1, 2002	**126,035**	**343.4**	**965.1**	**482.0**	**- 48.3**	**- 19.1**	**- 18.2**	**- 158.2**	**1,546.7**
Consolidated net income				226.0					226.0
Other comprehensive income					- 112.7	- 17.7	- 2.0		- 132.4
Issuance of shares	399	1.0	4.3						5.3
Sale of treasury stock[4]	3,762		- 5.1					74.7	69.6
At Dec. 31, 2002	**130,196**	**344.4**	**964.3**	**708.0**	**- 161.0**	**- 36.8**	**- 20.2**	**- 83.5**	**1,715.2**
Consolidated net income				314.0					314.0
Other comprehensive income					- 97.8	2.0	11.1		- 84.7
Issuance of shares	899	2.3	13.6						15.9
Sale of treasury stock[4]	4,327		- 2.1					83.5	81.4
Cash dividends				- 58.6					- 58.6
At Dec. 31, 2003	**135,422**	**346.7**	**975.8**	**963.4**	**- 258.8**	**- 34.8**	**- 9.1**	**–**	**1,983.2**

See accompanying notes to the consolidated financial statements.

[1] Shares outstanding

[2] Net of total deferred taxes of € 21.3 million, thereof € 1.5 million in 2003 (2002: € 5.9 million)

[3] Net of total deferred taxes of € 5.9 million (2002: € 10.8 million)

[4] As of December 31, 2003 no shares (2002: 4,327 thousand) were held

STATEMENTS OF CHANGES IN CONSOLIDATED FIXED ASSETS AND INVESTMENTS

	Acquisition/Construction cost						
in € millions	**Jan. 1, 2003**	**Currency changes**	**Additions**	**Changes in consolidated group**	**Transfers**	**Disposals**	**Dec. 31, 2003**
Goodwill	1,816.8	- 50.8	0.3	–	–	11.8	1,754.5
Other intangible assets	329.1	- 4.5	20.9	1.3	5.1	6.8	345.1
Advances to suppliers	11.2	–	24.2	–	- 1.6	0.3	33.5
Intangible assets	**2,157.1**	**- 55.3**	**45.4**	**1.3**	**3.5**	**18.9**	**2,133.1**
Land, land rights, and buildings including buildings on land not owned	1,391.6	- 57.8	32.9	29.9	27.1	29.5	1,394.2
Technical equipment and machinery	5,095.1	- 300.4	229.4	72.1	189.7	270.7	5,015.2
Other equipment, factory, and office equipment	828.7	- 20.4	74.5	2.8	26.9	51.8	860.7
Advances to suppliers and assets under construction	257.9	- 16.3	246.7	–	- 247.2	3.9	237.2
Property, plant, and equipment	**7,573.3**	**- 394.9**	**583.5**	**104.8**	**- 3.5**	**355.9**	**7,507.3**
Shares in affiliated companies	3.3	–	–	–	–	0.2	3.1
Shares in associated companies	83.8	–	10.2	–	–	4.3	89.7
Other investments	13.1	- 0.9	0.4	–	–	0.2	12.4
Loans to parties other than associates and affiliates, where a share interest is held	2.4	–	0.1	–	–	–	2.5
Securities held as investments	11.8	–	–	–	–	0.4	11.4
Other loans granted and financial assets	43.2	- 6.9	1.8	–	–	2.2	35.9
Investments	**157.6**	**- 7.8**	**12.5**	–	–	**7.3**	**155.0**
	9,888.0	**- 458.0**	**641.4**	**106.1**	**0.0**	**382.1**	**9,795.4**

See accompanying notes to the consolidated financial statements.

Depreciation/Amortization						Net book values	
Jan. 1, 2003	Currency changes	Additions	Transfers	Disposals	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002
339.1	- 8.6	–	–	–	330.5	1,424.0	1,477.7
247.7	- 2.4	40.9	–	6.2	280.0	65.1	81.4
–	–	–	–	–	–	33.5	11.2
586.8	**- 11.0**	**40.9**	**–**	**6.2**	**610.5**	**1,522.6**	**1,570.3**
647.3	- 23.2	54.9	0.4	10.3	669.1	725.1	744.3
3,461.9	- 203.5	426.9	4.3	260.5	3,429.1	1,586.1	1,633.2
628.1	- 13.8	80.4	- 4.7	50.1	639.9	220.8	200.6
3.7	- 0.1	–	–	–	3.6	233.6	254.2
4,741.0	**- 240.6**	**562.2**	**0.0**	**320.9**	**4,741.7**	**2,765.6**	**2,832.3**
1.1	–	–	–	–	1.1	2.0	2.2
6.5	–	0.2	–	1.6	5.1	84.6	77.3
0.3	- 0.2	1.8	–	0.2	1.7	10.7	12.8
1.2	–	1.3	–	–	2.5	–	1.2
1.6	–	–	–	–	1.6	9.8	10.2
0.3	–	–	–	–	0.3	35.6	42.9
11.0	**- 0.2**	**3.3**	**–**	**1.8**	**12.3**	**142.7**	**146.6**
5,338.8	**- 251.8**	**606.4**	**0.0**	**328.9**	**5,364.5**	**4,430.9**	**4,549.2**

SEGMENT REPORTING

in € millions	Continental Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	ContiTech	Other	Continental Corporation
2003						
Sales	4,625.7	3,907.2	1,261.6	1,812.2	- 72.3	11,534.4
EBITA	369.5	345.8	82.4	144.0	- 86.5	855.2
as % of sales	8.0	8.9	6.5	7.9	–	7.4
Capital expenditure[1]	282.6	199.5	61.4	78.9	3.4	625.8
as % of sales	6.1	5.1	4.9	4.4	–	5.4
Amortization and depreciation[2]	246.4	210.9	75.8	72.5	0.8	606.4
thereof impairment	19.5	20.5	8.6	–	–	48.6
Operating assets	2,827.5	2,212.0	939.9	826.1	27.7	6,833.2
ROCE in %	13.1	15.6	8.8	17.4	–	12.5
Number of employees at year-end	19,685	22,518	11,068	15,392	166	68.829
2002						
Sales	4,568.3	3,777.5	1.310,9	1,764.3	- 12.7	11,408.3
EBITA	311.9	184.6	92,9	141.5	- 36.6	694.3
as % of sales	6.8	4.9	7,1	8.0	–	6.1
Capital expenditure[1]	249.6	223.6	60,7	78.9	7.2	620.0
as % of sales	5.5	5.9	4,6	4.5	–	5.4
Amortization and depreciation[2]	228.2	277.0	89,3	74.6	2.0	671.1
thereof impairment	–	58.5	14,9	–	–	73.4
Operating assets	2,912.7	2,361.8	910,3	807.7	21.6	7,014.1
ROCE in %	10.7	7.8	10,2	17.5	–	9.9
Number of employees at year-end	19,129	21,094	9.094	14,874	188	64,379

See accompanying notes to the consolidated financial statements.

[1] Capital expenditure on property, plant, equipment, and software
[2] Including write-downs of investments

Reconciliation of EBITA to consolidated net income for the year in € millions	2003	2002
Continental Automotive Systems	369.5	311.9
Passenger and Light Truck Tires	345.8	184.6
Commercial Vehicle Tires	82.4	92.9
ContiTech	144.0	141.5
Other	- 86.5	- 36.6
Consolidated EBITA	**855.2**	**694.3**
Net interest expense	- 133.1	- 164.5
Income taxes	- 393.9	- 289.8
Minority interests	- 14.2	- 14.0
Consolidated net income	**314.0**	**226.0**

1 | Accounting Principles

Consolidation | All major subsidiaries in which Continental AG directly or indirectly holds a majority of voting rights are included in the consolidated financial statements and are fully consolidated.

Significant investments where Continental holds between 20% and 50% of the voting rights enabling it to exert significant influence ("associated companies") are accounted for using the equity method. Other investments are carried at the lower of acquisition cost or market value.

Consolidation is based on the purchase accounting method, eliminating the acquisition cost against the parent company's interest in acquired net assets at fair value. Any unallocated amount is capitalized as goodwill. Since 2002, goodwill is no longer amortized, but tested annually for impairment and written down if the fair value is lower. In addition, goodwill is adjusted for changes resulting from pre-acquisition contingencies, restructuring, or previously unrecognized income tax benefits. Any subsequent reversal of restructuring accruals is first charged against the remaining goodwill.

The carrying amount of the associated companies that are included according to the equity method is adjusted to reflect the interest in the associated company's equity. If the final financial statements of the associated companies are not available, Continental's proportionate interest in profit or loss is recognized on the basis of a reliable estimate.

Goodwill arising from the acquisition of associated companies is disclosed separately and, since 2002, is not amortized but reviewed annually for impairment.

The effects of intercompany transactions are eliminated.

Foreign currency translation | Generally, the assets and liabilities of foreign subsidiaries with a functional currency other than the Euro are translated into Euros at the year-end middle rates. The statement of income is translated at average rates for the year. The translation adjustments are charged to accumulated other comprehensive income, without deferred taxes.

Monetary assets and liabilities of subsidiaries in hyperinflationary economies are translated at closing rates, and non-monetary items are translated at historical rates. Translation adjustments are recognized in income. Depreciation, amortization, and gains or losses from the disposal of non-current assets in hyperinflationary economies are determined on the basis of historical rates.

Foreign currency adjustments arising from the translation of intercompany financing where repayment is not expected in the foreseeable future are taken directly to other comprehensive income, provided the financing is in the functional currency of one of the contracting parties.

The following table summarizes the exchange rates of the major currencies used in translation:

Currencies	Closing rate		Average rate for the year	
€1 in	Dec. 31, 2003	Dec. 31, 2002	2003	2002
BRL	3.59	3.69	3.47	2.78
CZK	32.41	31.60	31.82	30.81
GBP	0.70	0.65	0.69	0.63
JPY	133.72	124.35	130.91	118.06
MXN	14.04	10.72	12.21	9.15
MYR	4.75	–	4.30	-
PHP	69.41	55.58	61.31	48.82
ROL	40,999.00	34,852.00	37,543.00	31,209.00
SKK	41.16	41.67	41.47	42.67
USD	1.25	1.04	1.13	0.95
ZAR	8.23	8.92	8.53	9.89

Revenue recognition | Only product revenues are classified as sales. Ancillary income is netted with the related expenses. Sales are shown net of sales allowances. Revenue is recognized once title and risk have been transferred to the purchaser and payment is probable, normally when the product is delivered.

Product-related expenses | Costs for advertising, sales promotion, and other sales-related items are expensed as incurred. General accruals are recognized for possible warranty claims on sold products on the basis of past experience, legal and contractual terms. Additional liabilities may be recognized for specific cases.

Research and development | Costs relating to research and development are expensed as incurred. These also include expenses for customer-specific applications, prototypes, and testing. Contributions and reimbursements from customers are netted against expenses at the time they are invoiced.

Earnings per share | Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Treasury shares are deducted for the period held in treasury. The fully diluted earnings per share also include shares from the potential conversion of option rights.

Goodwill | Up to and including 2001, goodwill was amortized over a period of 10 to 20 years. Continental adopted FAS 141 (Business Combinations) and FAS 142 (Goodwill and Other Intangible Assets) at the beginning of 2002. These rules have substantially changed the accounting for mergers, goodwill, and intangible assets. FAS 141 specifies the criteria for the separate recognition of intangible assets and goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they are to be reviewed for impairment at least once a year by comparing the book value and the fair value - generally on the basis of discounted cash flows - and written down if necessary.

Intangible assets | Purchased intangible assets are carried at acquisition cost and amortized over a useful life of three to seven years using the straight-line method. There are no intangible assets with indefinite useful lives.

Property, plant, and equipment | Property, plant, and equipment is valued at acquisition or construction cost, less straight-line depreciation. The construction cost consists of direct costs and attributable material and manufacturing overheads, including depreciation. It also includes financing costs for long-term construction if a direct allocation is possible. As soon as an asset is operational, subsequent cost is only capitalized if the modification changes the purpose of the asset or increases the economic value, and can be clearly identified. Maintenance and repair costs are expensed. The useful lives are summarized as follows: up to 33 years for buildings and land improvements; up to ten years for technical equipment and machinery; and two to seven years for factory and office equipment.

The Company reviews developments that could indicate a possible impairment of property, plant, and equipment. Continental adopted FAS 144 (Accounting for the Impairment or Disposal of Long-Lived Assets) at the beginning of 2002. This accounting standard supersedes FAS 121 and removes goodwill from its scope. When an impairment appears probable, the future undiscounted cash flows are compared with the related book value. If the cash flow value is lower, the book value is adjusted to the lower fair value.

In the event of a commitment to dispose of property, plant, equipment, or business operations, the related book values are written down, if necessary, to the expected proceeds.

Leasing | Continental leases property, plant, and equipment, especially buildings. If the substantial risks and rewards from the use of the leased asset are controlled by Continental, the transaction is recorded as a capital lease, and the leased asset and the related liability are recognized. In the case of operating leases, economic ownership remains with the lessor, and only the lease payments are recognized in income.

Marketable securities and equity investments | Marketable securities expected to be held to maturity are carried at cost. Write-downs are made in the event of an impairment.

Current assets | These comprise inventories, trade accounts and other amounts receivable, marketable securities, cash and cash equivalents. Amounts with a maturity of more than one year are indicated in the notes.

Inventories | These are carried at acquisition or production cost, or at the lower market values. Acquisition cost is generally determined using the weighted-average method. Production cost includes direct costs, production-related material costs, overheads, and depreciation. Appropriate valuation allowances are charged for excess or obsolete goods.

Other assets and amounts receivable | These are carried at their principal amount. Write-downs are charged to reflect expected default risks.

Sales of financial assets | Continental sells trade accounts receivable, in particular under asset backed securitization programs. These programs assign control over the accounts receivable to the purchasers. There are no buy-back options or obligations for the group companies. Since control over the accounts receivable has been transferred, they are no longer included in the companies' balance sheets. The selling group companies manage the accounts receivable and the collection.

The retained interests in the accounts receivable sold are deducted from the trade accounts receivable and classified as other assets.

Financial instruments | Continental uses derivative financial instruments solely for hedging purposes. All derivative financial instruments are carried at market value in the balance sheet. A highly effective hedge exists in the narrower sense of FAS 133 when movements in the derivative closely and effectively match the exposure of the underlying transaction. Where hedge accounting is applied, changes in the market value of cash flow hedges are taken directly to equity, whereas changes in fair value hedges are recognized in income as part of net interest expense.

Stock option plans | Employee stock option plans can be accounted for in accordance with either APB 25 or FAS 123. Up to 2003, Continental had applied APB 25. FAS 148 provides three alternative methods for switching to FAS 123. Continental made the switch in 2003 using the modified prospective method. The stock option plans are now accounted for in accordance with FAS 123. APB 25 requires only that the intrinsic value be recognized as compensation. An option is charged to income if the issue price is less than the market price of the shares at the time the exercise price is fixed. Under FAS 123, compensation must be charged to income at the fair value of the option at the grant date. The change resulted in expenses of € 1.6 million in 2003; there was no deferred tax effect. Continental has also adopted the additional disclosure requirements relating to the measurement of stock option plans set out in FAS 148. These disclosure requirements supplement FAS 123 by, among other things, quarterly disclosures published in the interim reports. The pro forma disclosures are given under Note 17.

Up to and including 2003, Continental also offered its employees in Germany the opportunity to purchase shares. The terms and conditions of the program provided for a discount to the issue price, which led to a compensation expense in 2003 of € 3.2 million. The switch to FAS 123 did not have any effect on the accounting for the employee share program.

Pension liabilities | Pension liabilities are actuarially determined pursuant to FAS 87 using the projected unit credit method that reflects salary, pension, and employee fluctuation trends. The discount rate is based on long-term loans in the respective capital market.

Pension liabilities for some foreign companies are covered by pension funds. In addition, accruals have been recognized for employee benefit entitlements under national laws.

The obligations for post-retirement healthcare benefits in the U.S. are recognized as liabilities in accordance with FAS 106.

Other accruals and liabilities | These are recognized if a liability is incurred, the obligation is probable, and the amount can be determined, or a reliable estimate can be made.

Accounting for income taxes | Income taxes are measured using the liability method. Expected tax payments and refunds from temporary differences between the financial statements and the tax base, as well as from loss carryforwards, are recognized as deferred taxes. The deferred tax assets and liabilities are measured at the applicable enacted future tax rates. No deferred tax is recognized for non-deductible goodwill. The effect of changes in tax rates is recognized during the period in which the law is enacted.

The deferred tax assets and liabilities are netted by maturity within individual companies or tax consolidated entities. Valuation allowances are only provided for deferred tax assets when the benefits are less likely than not to be realized.

Estimates | Proper and complete preparation of the consolidated financial statements requires management to make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes, as well as the income and expenses for the period. Actual amounts may differ from these estimates. The most important estimates and assumptions relate to post-retirement benefits, taxes, impairments, warranties, litigation, and environmental risks, as well as to the useful lives of non-current assets.

New accounting pronouncements

Dismantling and restoration costs for property, plant, and equipment | Continental adopted FAS 143 (Accounting for Asset Retirement Obligations) at the beginning of 2003. This standard requires dismantling and restoration costs to be recorded as a liability at the present value of probable obligation at the time the asset becomes operational, or when the liability is incurred. The asset's book value is increased by the same amount and depreciated over its useful life. The first-time adoption of this standard as of January 1, 2003 did not result in any material effects.

Restructuring accruals | Continental adopted FAS 146 (Accounting for Costs Associated with Exit or Disposal Activities) at the beginning of 2003. This standard replaces EITF 94-3, which required restructuring accruals to be recognized as soon as an approved, detailed plan is communicated by the Corporation. Under the new standard, severance payments that are not made on the basis of statutory or collective agreements must be accrued pro rata from the time the redundancy plan is made public, until the affected employees have been released from their duties. Other exit costs are charged to income at the time a contractual obligation arises or the costs are incurred.

Accounting for financial instruments | Continental adopted FAS 149 (Amendment of Statement 133 on Derivative Instruments and Hedging Activities) at the beginning of 2003. FAS 149 amends the requirements in FAS 133 relating to the recognition of derivative financial instruments and hedging activities. This did not result in any changes.

Continental adopted FAS 150 (Accounting for Certain Financial Instruments with Characteristics of Both Debt and Equity) at the beginning of 2003. FAS 150 defines criteria for the measurement and reporting of financial instruments with characteristics of debt and equity. This did not result in any changes.

Accounting for variable interest entities | Continental adopted FIN 46 (Consolidation of Variable Interest Entities) at the end of 2003. Under FIN 46 and ARB 51, companies that are controlled by the Group must be included in the consolidated financial statements, regardless of voting rights. In accordance with FIN 46, control of a company is achieved not only by holding a majority of voting rights, but also through agreements or guarantees. The adoption of FIN 46 by Continental did not change or affect the scope of companies consolidated.

SUPPLEMENTAL DISCLOSURE PURSUANT TO SECTION 292 A OF THE HANDELSGESETZBUCH (HGB – GERMAN COMMERCIAL CODE)

The consolidated financial statements presented in this report, comprising the consolidated balance sheets as of December 31, 2003 and 2002, the consolidated statements of income, consolidated statements of cash flows, and the statements of changes in consolidated shareholders' equity for the years ended December 31, 2003 and 2002, have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Financial information in this annual report relating to periods prior to 1998 refers to previously published material prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

We have supplemented the consolidated financial statements, presented in the Corporation currency (Euro), with a group management report and additional information pursuant to the provisions of section 292 a of the HGB, exempting the need to prepare consolidated financial statements according to the HGB. The consolidated financial statements thus comply with the EU Fourth and Seventh Directives. The interpretations by the German Accounting Standards Committee were taken into account in the interpretation of these directives. The financial statements will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

Statutory exemption provisions applying to German companies | The statutory exemption provisions have been applied to the following German corporations or partnerships in accordance with section 264 (3) or section 264 b of the HGB:

Conti Versicherungsdienst Versicherungsvermittlungsgesellschaft mbH, Hanover; Continental Caoutchouc-Export-AG, Hanover; ContiTech Luftfedersysteme GmbH, Hanover; UMG Beteiligungsgesellschaft mbH, Hanover; UNIROYAL ENGLEBERT Reifen GmbH, Hanover; Vergölst GmbH, Bad Nauheim; Conti Temic microelectronic GmbH, Nuremberg; TEMIC Automotive Electric Motors GmbH, Berlin; ASM Automobil-System-Montagen GmbH, Haldensleben; CAS-ONE Holdinggesellschaft mbH, Hanover; ADC Automotive Distance Control Systems GmbH, Lindau; Benecke-Kaliko AG, Hanover; Beneform GmbH, Peine; ContiTech Antriebssysteme GmbH, Hanover; ContiTech Benecke-Kaliko Verwaltungs-GmbH, Hanover; ContiTech Elastomer-Beschichtungen GmbH, Hanover; ContiTech Formpolster GmbH, Hanover; ContiTech Holding GmbH, Hanover; ContiTech Profile GmbH, Hanover; ContiTech Schlauch GmbH, Hanover; ContiTech Transportbandsysteme GmbH, Hanover; ContiTech-Universe Verwaltungs-GmbH, Hanover; ContiTech Verwaltungs-GmbH, Hanover; ContiTech Vibration Control GmbH, Hanover; Formpolster GmbH, Löhne-Gohfeld; Göppinger Kaliko GmbH, Eislingen; ContiTech Techno-Chemie GmbH, Karben; Continental Teves AG & Co. oHG, Frankfurt; Continental ISAD Electronic Systems GmbH & Co. oHG, Landsberg; ContiTech Kühner GmbH & Cie. KG, Oppenweiler; Union Mittelland Gummi GmbH & Co Grundbesitz KG, Hanover.

Explanation of significant accounting, measurement, and consolidation methods used in the exempting consolidated financial statements, that differ from German law

Fundamental differences | German and U.S. accounting (U.S. GAAP) represent fundamentally different approaches. While accounting under the HGB emphasizes the principle of prudence and the protection of creditors, the primary goal of U.S. GAAP is to present shareholders with useful information relevant to their decisions. Therefore, U.S. GAAP places more importance than the HGB on the comparability of annual financial statements between accounting periods and companies as well as on the matching of earnings to accounting periods.

Unrealized gains | The HGB requires application of the principle of imparity, which only allows for unrealized losses to be recognized in the financial statements, whereas U.S. GAAP also recognizes certain unrealized gains. This applies in particular to unrealized gains resulting from the translation of foreign currencies at the balance sheet date, and to certain financial derivatives.

Under the HGB, securities are carried at the lower of cost or market. U.S. GAAP, on the other hand, requires that securities be carried at their higher fair value in certain cases.

Goodwill | In contrast to the HGB, goodwill arising on acquisitions is no longer amortized under U.S. GAAP since 2002. Instead, the book value of recognized goodwill is tested regularly for impairment. The option available under the HGB to charge goodwill directly to shareholders' equity does not exist.

Leasing | Compared with the HGB, U.S. GAAP tends to require leased assets to be carried in the accounts of the lessee.

Deferred taxes | In contrast to the HGB, U.S. GAAP requires deferred taxes to be recognized not only for liabilities, but also for deferred tax assets resulting from temporary differences between the tax base and carrying amounts in the financial statements. In addition, U.S. GAAP defines the basis for measuring deferred taxes much more broadly. Correspondingly, deferred taxes are also recognized for tax loss carryforwards, reflecting the future economic benefit of reduced tax payments. The future tax benefit is capitalized in full and a valuation allowance is recorded if the benefit is less likely than not to be realized.

Sales of financial assets | Under the HGB, accounts receivable sold must be removed from the balance sheet as soon as beneficial ownership has passed to the purchaser. This normally precludes any credit risk exposure for the seller. Under U.S. GAAP, the transfer of control is decisive. If control over the accounts receivable has been assigned to the purchaser, and the seller has neither a buy-back obligation nor option, the accounts receivable are removed from the balance sheet. In this case, any retained credit risk of the seller is irrelevant.

Treasury stock | Under the HGB, treasury stock is classified as marketable securities for the period the shares are held in treasury and not intended to be retired. Unrealized losses from share price movements are charged to income. Under U.S. GAAP, treasury stock is deducted from equity at acquisition cost for the period the shares are held in treasury. Share price changes are not taken into consideration.

Issuing costs | Under the HGB, the costs of initial public offerings and capital increases are charged to income. Under U.S. GAAP, these costs are charged directly to shareholders' equity. Under the HGB, costs of issuing convertible bonds are also charged directly to income, whereas they are amortized over the term of the bonds under U.S. GAAP.

Minority interests | Under U.S. GAAP, minority interests are not reported as a component of shareholders' equity.

Pension accruals | In contrast to the German net present benefit method used for tax purposes, the measurement of pension accruals reflects assumed wage and salary increases. The calculation is not based on the discount rate of 6% used for tax purposes, but rather on country-specific long-term interest rates. In addition to pensions, this also applies to other post-employment obligations, and in particular to healthcare costs for retired employees in the United States.

This measurement results in higher total liabilities. New actuarial estimates and assumptions for the determination of the obligations are defined at the beginning of each fiscal year. Taking into account future salary increases and pension adjustments, the present value of benefit entitlements is expressed in the form of the projected benefit obligation (PBO).

The present value of the benefit obligation at the respective balance sheet date that corresponds to individual length of service with the Company is represented by the accumulated benefit obligation (ABO), and does not reflect future salary increases or pension adjustments.

The funded status (PBO less fair value of the plan assets) and the amount reported will be identical if the parameters used as a basis to calculate the PBO, in particular the discount rates and wage and salary trends, and the expected return of any plan assets correspond to the actual results.

If deviations in the aforementioned assumptions mean that even the ABO would not be covered by the amounts carried in the balance sheet, then an accrual must be set to the value of the ABO through an additional minimum liability (AML). The AML is charged directly, net of deferred taxes, to equity. It is reported as a separate item in equity (Accumulated other comprehensive income – Difference from additional minimum pension liability).

In those countries in which pension funds are used to fund the pension liabilities, the funds are valued using the medium-term expected return. Fund assets may only be used to pay plan member pensions as well as administration. The assets are netted against the related pension accruals, and earnings from the funds are netted against the periodic pension costs. The amounts netted are disclosed in the notes. If, at the beginning of the fiscal year, the liabilities reported on the balance sheet differ by more than 10% from the higher amount for the fair value of the plan assets or the PBO, the amount exceeding the 10% is amortized over the average remaining service life before retirement, starting in the following year.

Other accruals | Recognition of accruals is far more restricted in U.S. GAAP than under HGB. In principle, there is no qualitative distinction between accruals and other liabilities in U.S. GAAP. Only binding obligations that can be reliably estimated are recognized. If the amount or timing of such obligations is uncertain, they may not be recognized in the balance sheet, or only up to that amount which is highly probable and reliable. This results in losses or expenses being matched to the periods in which they occur, and not to the periods in which they are anticipated, such as deferred maintenance.

2 | Companies Consolidated

In addition to the parent company, the consolidated financial statements include 209 (2002: 190) domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20% of the voting rights. Of these, 175 (2002: 151) are fully consolidated and 34 (2002: 39) are carried at equity.

49 companies whose assets, liabilities, expenses, and income, individually and collectively, are of only minor significance for the net assets and results of the Corporation, are not consolidated. 24 of these are currently inactive and 17 are associated companies.

In total, the scope of consolidated companies increased by 19. Four of these were newly formed companies, seven were hived-off from existing units, and 14 were acquired. One company that was merged is no longer included, and five which were not fully consolidated were either sold or liquidated.

The following companies were added as a result of purchase or formation:

Continental Tires of Moscow ZAO
Continental Sime Tyre Sdn. Bhd.
Sime Tyres International (M) Sdn. Bhd.
DMIB Bhd. (including eight dormant companies)
Simex Marketing Sdn. Bhd.
Sime Rubber Industries Sdn. Bhd.
Sime Tyres Marketing Sdn. Bhd.
Continental Tyre Investment UK Ltd.
ContiTech Dae Won Airspring-Systems Co. Ltd.
ContiTech Sealing Systems Slovakia s.r.o.

More information on equity interests can be found in the full list of the Corporation's shareholdings filed with the commercial register of the Hanover Local Court under HRB No. 3527.

3 | Acquisition and Sale of Companies

In June 2003, Continental formed Continental Tires of Moscow ZAO together with OAO Moscow Tyre Plant. Continental acquired a 76% interest in the company and made non-cash and capital contributions of € 15.4 million. The non-cash contributions by Continental are recognized in the consolidated financial statements at net book value. The contributions from OAO Moscow Tyre Plant are carried at their estimated fair value based on appraisal reports. The transaction did not lead to any goodwill.

In October 2003, Continental and Sime Darby Berhad established a company; Continental has a 51% interest. The acquired assets and liabilities of the Sime Tyre Group were adjusted for the proportionate share held to their estimated fair value based largely on appraisal reports. The transaction led to negative goodwill of € 8.6 million, which was charged against the existing fixed assets on a pro rata basis.

Acquisition of 51% of the Sime Tyre Group in € millions	
Purchase price	56.8
Interest in assets at fair value	106.3
Interest in other assumed liabilities at fair value	40.9
Negative goodwill arising	**8.6**
Purchase price	56.8
Less interest in net financial liabilities	12.3
Payment	**44.5**

Continental Corporation's sales would have increased on a pro forma basis by € 226.5 million in 2002 and € 150.8 million in the first nine months of 2003 if the transaction had been completed on January 1, 2002. The pro forma information has been compiled exclusively for information purposes and does not necessarily reflect the actual results had the acquisition already been completed by that date. In December 2002, Continental acquired the remaining shares (40%) of Continental Tyre South Africa (Pty) Ltd. from the minority shareholder, and therefore held 100% of the shares in this company. The acquisition led to negative goodwill of € 4.1 million, which was charged against the existing fixed assets. With effect from January 1, 2003, a company aiming to promote the participation of native South Africans in the local economy acquired 26% of the interests in Continental Tyre South Africa (Pty) Ltd. There was no effect on earnings as a result of that acquisition.

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

4 | Other Income and Expenses

in € millions	2003	2002
Other expenses	- 309.1	- 240.1
Other income	23.1	38.5
	- 286.0	**- 201.6**

In 2003, an impairment write-down on property, plant and equipment of - € 22.3 million was charged to income as a result of the under-utilization of two tire plants in the U.S.A. In addition, property, plant and equipment in the amount of - € 19.5 million were written down as impaired in the Automotive Systems division due to the discontinuation and transfer of production. Further impairments amounted to - € 4.0 million in connection with supply contracts in the Commercial Vehicle Tires division. In the previous year, write-downs of - € 6.4 million were taken in relation to restructuring.

Other expenses include of - € 1.7 million for additional severance payments as well as a land write-down of - € 2.8 million resulting from efforts to finalize the shut-down of the Company's plant in Guadalajara, Mexico. In 2002, expenses were incurred due to the shut-down of the Guadalajara plant in Mexico and the Gislaved plant in Sweden, as well as the discontinuation of the remaining activities in Herstal, Belgium, the winding-up of further activities in Cologne, Germany, and the completion of the disposal of the retail activities in the UK.

In the previous year, the remaining goodwill for the tire business in the U.S.A. was completely written down by - € 48.9 million.

Expenses were also incurred in 2003 of - € 104.3 million (2002: - € 71.5 million) for litigation and environmental risks, mainly in the U.S.A.; from foreign currency translation of - € 20.3 million (2002: - € 23.5 million); from the write-down of - € 23.3 million (2002: - € 37.5 million) of trade accounts receivable; as well as gains from the disposal of property, plant, and equipment amounting to € 9.0 million (2002: € 26.1 million).

In 2003, expenses in connection with litigation risks were reported separately under other expenses; the prior-year figures have been reclassified accordingly.

The following total employee compensation is included in the statements of income:

in € millions	2003	2002
Wages and salaries	2,044.8	2,031.0
Social security contributions	461.0	482.8
Retirement benefit costs	176.0	136.4
	2,681.8	**2,650.2**

The annual average number of people employed by the Corporation was as follows:

	2003*	2002
Staff not directly related to production	23,692	20,987
Staff directly related to production	42,781	44,140
	66,473	**65,127**

* As of 2003, the definitions used by the Corporation in determining the number of employees have changed from wage earners and salaried employees to (fixed) staff not directly related to production and (variable) staff directly related to production

The remuneration granted to Continental AG's Executive Board totaled € 5.4 million in 2003 (2002: € 5.4 million), of which fixed compensation components amounted to € 2.6 million and variable remuneration components to € 2.8 million. Members of the Executive Board were granted 41,840 stock options on Continental shares (2002: 82,500) and received a total of 250,340 stock options under the 1999 stock option plan, of which 124,500 were exercised or expired. 30,000 conversion rights were exercised under the 1996 stock option plan. The stock options granted in 2003 are worth € 0.2 million. The principles of the compensation system for the Executive Board are explained in the section on corporate governance.

In addition, former members of the Executive Board and their surviving dependents received payments totaling € 3.8 million (2002: € 6.6 million). Accrued obligations for pensions for former members of the Executive Board and their surviving dependents amounted to € 63.4 million (2002: € 51.0 million).

The compensation for the members of Continental AG's Supervisory Board amounted to € 1.1 million in 2003 (2002: € 0.9 million), of which € 1.0 million was variable remuneration (2002: € 0.8 million). No remuneration was paid to Supervisory Board members for services provided individually.

In 2003, no advances or loans had been granted to members of Continental AG's Executive Board or Supervisory Board.

5 | Income from Investments

in € millions	2003	2002
Income from investments and associated companies	19.2	13.3
Write-downs of interests in associated companies and of loans	- 1.5	- 0.8
Income from investments	**17.7**	**12.5**

6 | Interest Income/Expense

in € millions	2003	2002
Interest and similar income	13.7	28.0
Interest and similar expenses	- 147.0	- 208.5
Gains in the market value of derivative instruments	0.2	16.0
Net interest expense	**- 133.1**	**- 164.5**

7 | Income Tax Expense

The domestic and foreign income tax expense of the Corporation can be summarized as follows:

in € millions	2003	2002
Current taxes (domestic)	- 208.9	- 137.1
Current taxes (foreign)	- 114.7	- 93.1
Deferred taxes (domestic)	14.8	- 19.3
Deferred taxes (foreign)	- 85.1	- 40.3
Income tax expense	**- 393.9**	**- 289.8**

The *Flutopfersolidaritätsgesetz* (German Flood Victim Solidarity Act), which was enacted on September 21, 2002, increased the German federal corporate tax rate and resulted in a total tax rate for 2003 of 40.2% (2002: 39.0%). This tax rate includes federal corporate tax of 26.5% (2002: 25.0%), a reunification surcharge of 5.5% (2002: 5.5%), and an unchanged municipal trade tax of 17.5%.

In 2003, the utilization of loss carryforwards led to a reduction in deferred tax assets of € 18.8 million (2002: € 3.4 million).

The following table shows the reconciliation of the expected to the reported tax expense:

in € millions	2003	2002
Expected tax expense at the domestic tax rate	- 290.3	- 206.6
Foreign tax rate differences	22.2	17.2
Change in valuation allowances for deferred taxes	- 157.3	- 102.9
Non-deductible amortization of goodwill	–	- 19.1
Effects of impairment of investments	–	- 2.5
Incentives and holidays	31.1	25.0
Effects of changes in tax rates	2.9	0.8
Other	- 2.5	- 1.7
Income tax expense reported in the financial statements	**- 393.9**	**- 289.8**
Effective tax rate in %	**- 54.5**	**- 54.7**

The difference in foreign tax rates to the expected domestic tax rate of 40.2% (2002: 39.0%) is mainly due to lower tax rates in the Czech Republic, France, Hungary, Portugal, and Romania.

The increase in valuation allowances for deferred tax assets mainly related to the tax loss carryforwards in the U.S.A. These loss carryforwards arose from operating losses from the tire business and significant contributions to the pension funds in prior years. In 2002, the net deferred tax assets were only partially written down in the amount of € 70.7 million. In view of further developments in this area, the deferred tax assets were written down in full in 2003, including the remaining balance of -€ 94.0 million from the previous year and a further -€ 57.6 million for 2003. The remaining increases in the valuation allowances relate mainly to current losses from the tire business in Mexico, as in the previous year.

The nondeductible amortization of goodwill in the previous year related to the impairment of the remaining goodwill from the U.S. tire activities.

As in 2002, the expansion of production facilities abroad resulted in certain tax savings and holidays.

Domestic net current deferred tax assets were increased in 2002 by € 0.3 million to reflect the higher federal corporate tax rate for 2003. From 2004 onwards, the rate will revert to 39.0%. Accordingly, the balance of the domestic net current deferred tax assets was reduced in 2003 by € 0.7 million. New tax rates were also introduced in the Czech Republic, and in the previous year in Italy and Romania; their effects on deferred taxes more than offset the change in Germany.

Deferred tax assets and liabilities are comprised of the following components:

in € millions	**2003**	**2002**
Goodwill and other intangible assets	- 158.5	- 146.9
Property, plant, and equipment	- 132.7	- 142.8
Inventories	2.9	2.9
Deferred pension charges	- 77.2	- 105.8
Other assets and amounts receivable	0.0	16.3
Pension obligations	81.0	75.7
Other accruals and liabilities	240.3	230.2
Other differences	85.9	45.6
Tax loss carryforwards	233.4	279.6
Valuation allowances	- 353.3	- 226.9
Net deferred taxes	**- 78.2**	**27.9**

As of December 31, 2003, the Corporation's federal corporate and trade tax loss carryforwards amounted to € 650.2 million (2002: € 708.7 million) and € 8.5 million (2002: € 8.5 million) respectively. Most of the Corporation's existing loss carryforwards relate to foreign subsidiaries and are mostly limited in the period they can be carried forward. Total valuation allowances of € 353.3 million (2002: € 226.9 million) have been recognized for the net deferred tax assets of individual companies, which mainly result from loss carryforwards. The difference between the changes in valuation allowances in the tax reconciliation and the change in the balance sheet is the result of the substantial decline in the U.S. Dollar and the Mexican Peso against the Euro at the end of the year.

No additional taxes, in particular withholding taxes, were recognized for earnings from foreign companies which have not yet been remitted, since these retained earnings are utilized for additions to property, plant, and equipment as well as current assets.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

8 | Goodwill and Other Intangible Assets

For changes in intangible assets and property, plant, and equipment, refer to the statement of changes in consolidated fixed assets and investments. In 2003, goodwill was reduced by € 11.8 million, mainly from the acquisition of Temic by € 9.5 million (2002: € 5.9 million) and from the acquisition of Teves by € 2.1 million mainly from adjustments for income taxes. The additions mainly related to purchased software. The remaining book values for goodwill comprise mainly the amounts from the acquisition of Continental Teves (1998) and Conti Temic (2001).

Other intangible assets as of December 31, 2003 had net book values of € 65.1 million (2002: € 81.4 million), principally for software, which will continue to be amortized on a straight-line basis, as follows: 2004: € 41.0 million; 2005: € 15.5 million; 2006: € 4.0 million; 2007: € 3.3 million; 2008: € 1.3 million.

Due to the unsatisfactory development of earnings in the tire business in North America, the remaining goodwill of € 48.9 million from the U.S. tire business was written down in full in the previous year as a result of the impairment review and then written off (disposed of) in the statement of changes in consolidated fixed assets and investments.

9 | Property, Plant, and Equipment

The additions from the consolidation of new companies of € 104.8 million resulted mainly from the Sime Tyre Group. Further, equipment was purchased for new products and technologies for electronic and hydraulic brake systems. In the tire divisions, investments focused on the expansion of capacity at low-cost locations in the Czech Republic, Romania, Portugal, and Slovakia. New customer projects and the rationalization of production processes at ContiTech's European locations also led to remaining additions. Disposals consisted mainly of land as well as technically and economically obsolete machinery and equipment.

Impairment write-downs of € 22.3 million were charged to income in 2003 as a result of the under-utilization of two tire locations in the U.S.A., and of € 19.5 million in the Automotive Systems division due to production being transferred or discontinued. Impairments of € 4.0 million were written down in connection with supply contracts in the Commercial Vehicle Tires division. In addition, the remaining book value of the land in Guadalajara, Mexico, of € 2.8 million was written down as part of efforts to finally complete the shut-down. In the previous year, impairment losses of € 3.5 million were charged for Herstal, Belgium, and € 2.9 million for Traiskirchen, Austria, as well as a further € 19.1 million for the remaining book values of the machinery in Guadalajara, Mexico.

Property, plant, and equipment includes leased buildings, technical equipment, and other facilities totaling € 27.9 million (2002: € 29.8 million) where the Corporation is the beneficial owner in the underlying capital leases. Depreciation relating to leased assets for the fiscal year amounted to € 1.9 million (2002: € 1.9 million).

10 | Investments

The additions to investments in associated companies consist only of the equity in earnings.

The main investments in associates relate to Shanghai Automotive Brake Systems Co. Ltd. (China), SABA Co. Ltd. (China), FIT Automoción, S.A. (Spain) for Continental Automotive Systems, Compañia Ecuatoriana del Caucho, S.A. (Ecuador), MC Projects B.V. (The Netherlands) for the tire activities, and Sandusky Ltd. (U.S.A.) for ContiTech. The remaining investments principally relate to interests acquired in e-commerce companies.

11 | Inventories

in € millions	**Dec. 31, 2003**	**Dec. 31, 2002**
Raw materials and supplies	342.8	326.4
Work in progress	130.4	131.8
Finished goods and merchandise	611.3	609.7
Advances to suppliers	1.9	1.6
Advances from customers	- 1.6	- 2.1
	1,084.8	**1,067.4**

12 | Trade Accounts Receivable

in € millions	**Dec. 31, 2003**	**Dec. 31, 2002**
Trade accounts receivable	1,300.2	1,230.1
Allowances for doubtful accounts	- 108.1	- 92.9
	1,192.1	**1,137.2**

The accounts receivable have been reduced by receivables sold through factoring and asset backed securitization programs totaling € 671.8 million (2002: € 737.8 million). In 2003, no new programs were initiated.

All trade accounts receivable have a maturity of less than one year.

13 | Other Assets and Amounts Receivable

in € millions	Dec. 31, 2003	Dec. 31, 2002
Accounts receivable from affiliates and associates	14.8	12.5
Retained interest in the accounts receivable sold	151.5	202.1
Tax refund claims	109.9	91.0
Other assets and amounts receivable	162.8	155.1
	439.0	**460.7**

€ 14.5 million (2002: € 16.0 million) of other assets and amounts receivable had a maturity of more than one year.

14 | Cash and Cash Equivalents

Cash and cash equivalents comprise bank balances, cash-in-hand, central bank balances, and checks. They have an original maturity of three months or less. Cash and cash equivalents assumed through the acquisition of consolidated companies are not reported in the cash flow statement as a deduction of cash used for investing activities but are shown separately as a change in cash and cash equivalents.

15 | Deferred Tax Assets

in € millions	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets, short term	204.3	163.6
Deferred tax assets from loss carryforwards and other long-term temporary differences	323.8	329.4
Valuation allowances	- 353.3	- 226.9
	174.8	**266.1**

16 | Shareholders' Equity

Number of shares outstanding	2003	2002
at January 1	130,196,627	126,035,040
Change due to employee shares	428,375	341,060
Change due to conversions and exercise of options	470,626	58,000
Change due to sale of treasury shares	4,326,729	3,762,527
at December 31	**135,422,357**	**130,196,627**

The subscribed capital increased by € 1.1 million over the previous year due to the issuance of 428,375 employee shares, by a further € 0.7 million due to the issuance of 257,625 shares following the exercise of conversion rights, and by € 0.5 million due to the issuance of 213,000 shares following the exercise of subscription rights.

The common stock of the Company amounts to € 346,681,233.92 million. It is composed of 135,422,357 bearer shares.

As a result of the resolution adopted at the Annual Shareholders' Meeting on May 23, 2001, the Company has authorized capital stock of € 166.0 million for the issuance of new shares up to May 22, 2006.

Following the resolution adopted at the Annual Shareholders' Meeting on May 29, 2002, the Company has authorized capital stock (originally € 5.7 million) for the issuance of employee shares up to May 28, 2007. This authorized capital has been reduced to € 3.7 million through the issuance of employee shares.

184,800 of the conversion rights granted under the 1996 stock option plan for members of the Executive Board and senior executives have not yet been exercised. The option holders are entitled to convert for every € 0.51 of the related loan into one share of Continental AG. Conversions carried out in 2003 led to the issuance of 257,200 shares. 1,381,840 of the total of 1,564,664 subscription rights have been used under the stock option plan set up in 1999 for members of the Executive Board and senior executives. Each option entitles the option holder to subscribe for one share. 981,340 of the issued rights are still outstanding. 213,000 shares were issued in 2003.

The nominal € 250 million, 2%-coupon convertible bond issued on October 25, 1999 with a maturity in 2004 entitles the bond holders to subscribe for 38.83 shares in exchange for converting a principal bond in the amount of € 1,000. This represents an entitlement of 9,707,500 no-par value shares. Conversion rights exercised during 2003 led to 426 shares being issued. Conversions are only entitled to a dividend as of the year in which the rights are exercised.

The Annual Shareholders' Meeting on May 23, 2001 resolved a conditional capital increase of € 140.0 million to grant conversion or option rights for new convertible or warrant bonds.

Under the resolution adopted at the Annual Shareholders' Meeting on June 1, 1999, the common stock may be conditionally increased by up to € 29 million for the purposes of issuing conversion and option rights under new convertible bonds or warrants.

The change in conditional capital is shown in the table below:

in € millions	
Conditional capital as of January 1, 2003	170,688
Exercised: conversion and subscription rights	1,205
Conditional capital as of December 31, 2003	**169,483**

Under the *Aktiengesetz* (AktG – German Stock Corporation Act), the dividends distributable to the shareholders are based solely on Continental AG's net retained earnings of €71.0 million at December 31, 2003, as reported in the annual financial statements prepared in accordance with the German Commercial Code. A dividend payout of € 0.52 per share will be proposed to the Annual Shareholders' Meeting. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to € 70.4 million. This corresponds to 22.4% of the consolidated net income.

Notice in accordance with the *Wertpapierhandelsgesetz* (WpHG – German Securities Trading Act) | Allianz Aktiengesellschaft, Munich, Germany, informed us in June 2003 in accordance with section 21 (1) of the WpHG that its share of the voting rights had fallen below the 5% threshold of Continental AG's voting stock, and that it now holds a 4.97% share of the voting rights. 4.96% of that share is held by Allianz Aktiengesellschaft pursuant to section 22 (1), sentence 1, no. 1, of the WpHG, and 0.01% pursuant to section 22 (1), sentence 1, no. 6, of the WpHG.

The Capital Group Companies Inc., Los Angeles, U.S.A., and its subsidiary Capital Research & Management Company, Los Angeles, U.S.A., informed us in October 2003 that their share of Continental AG's voting stock had exceeded the 5% threshold and amounted to 5.139% in September 2003. The voting rights are held by Capital Research & Management Company pursuant to section 22 (1), sentence 1, no. 6, of the WpHG and assigned to The Capital Group Companies Inc. pursuant to section 22 (1), sentence no. 6 in conjunction with (1), sentences 2 and 3 of the WpHG. In its letter dated February 26, 2004, Alliance Capital Management Corporation, New York, U.S.A., informed us on behalf of Alliance Capital Management L.P., New York, U.S.A., that the latter had exceeded the threshold of 5% of Continental AG's voting stock. Alliance Capital Management L.P. holds a 9.84% share of the voting rights, assignable pursuant to section 22 (1), sentence 1, no. 6, of the WpHG.

In 2003 and up to and including March 9, 2004, the total shareholdings of the Supervisory Board and the Executive Board amounted to less than 1% of the outstanding shares. In 2003, Continental AG announced in accordance with section 15a of the WpHG that two members of the Executive Board had acquired and immediately sold a total of 66,000 shares under a stock option plan. In addition, one member of the Supervisory Board acquired and sold a total of 4,000 shares.

17 | Stock-Based Compensation

Fixed-price stock option plan | The Company has a fixed-price stock option plan, which was established in 1996. All eligible senior executives are entitled to exercise stock options entitling them to one Continental share under the rules governing the subscription for convertible loans. The conversion price corresponds to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights under the stock option plan may be exercised for the first time after six months and the second half may be exercised for the first time after 24 months. They may not be exercised after 2005.

The conversion rights granted by Continental on the basis of its fixed-price stock option plan changed as follows:

Convertible bond 1996	2003		2002	
	Number of conversion rights	Average exercise price	Number of conversion rights	Average exercise price
in € millions	1,000 units	€/unit	1,000 units	€/unit
at January 1	467.2	19.53	581.0	19.01
Exercised	257.2	17.94	58.0	11.48
Expired	25.2	22.66	55.8	19.35
Still outstanding at year-end	184.8	21.31	467.2	19.53
Exercisable on December 31	184.8	21.31	467.2	19.53

Variable stock option plan | Continental AG adopted a variable stock option plan (1999 stock option plan) with the consent of the Annual Shareholders' Meeting on June 1, 1999. The purpose of the plan is to grant stock options in the form of subscription rights to certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe for one share. These stock options may be exercised after a vesting period of three years, starting from the date on which the Executive Board (or the Supervisory Board, as appropriate) resolves to grant the options. The options can be exercised and corresponding number of shares of Continental AG can be subscribed within certain exercise windows during the following two years.

These subscription rights may, however, only be exercised if the average market price of Continental shares in the Xetra closing auction (average closing price) on the Frankfurt Stock Exchange during the ten trading days prior to the respective exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The exercise price thus amounts to at least 115% of the market price immediately prior to the granting of the options, less a performance discount and an outperformance discount.

The performance discount is calculated as a function of the change in the Corporation's EBIT margin. The outperformance discount is calculated on the basis of the performance of Continental's shares in comparison with the performance of the MDAX.

Stock option plan 1999	2003		2002	
	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
in € millions	**1,000 units**	**€/unit**	**1,000 units**	**€/unit**
at January 1	941.0	20.80	545.0	21.01
Granted	305.8	21.14	457.5	20.62
Exercised*	213.0	23.32	–	–
Expired	52.5	20.78	61.5	21.35
Still outstanding at year-end	981.3	20.36	941.0	20.80
Exercisable on December 31	21.0	23.23	107.0	24.13

* The average exercise price amounted to € 10.41 following deduction of the performance and outperformance discounts.

In November 2003, the first exercise window for the stock options, in which the exercise hurdle was met, was reached in line with the conditions of the stock option plan. 21,000 of the exercisable options were not exercised.

The fair value of the variable stock options was calculated at the time the rights were granted on the basis of an option price model (Black-Scholes method) that took the exercise hurdle into account.

The fair value was determined on the basis of the following assumptions:

	2003	2002
Fair value	€5.53	€5.59
Dividend yield	2.5%	2.0%
Volatility	27%	28%
Risk-free rate	3.1%	4.5%
Period of validity	5 years	5 years

Pro forma calculation | In 2003, the cost of the stock option plans was captured for the first time according to FAS 123 on the basis of the fair value at the time the rights were granted and accounted for as personnel expense in consolidated net income. Changes in consolidated net income and the diluted earnings per share are thus as follows:

	2003	2002
Consolidated net income	314.0	226.0
Pro forma cost of stock option plans according to FAS 123	–	- 1.2
Pro forma annual result	**314.0**	**224.8**
Earnings per share before pro forma effects	2.37	1.75
Pro forma effect of the stock option plans	–	- 0.01
Pro forma earnings per share	**2.37**	**1.74**
Diluted earnings per share before pro forma effects	2.24	1.66
Pro forma effect of the stock option plans	–	- 0.01
Pro forma fully diluted earnings per share	**2.24**	**1.65**

Employee shares | A total of 428,375 shares were purchased by employees in 2003 under the Company's employee stock program. The average purchase discount amounted to € 7.57 per share.

18 | Pensions and Similar Obligations

Pensions and similar obligations relate to:

Pension plans | Especially in Germany, the United States, the United Kingdom, Austria, Belgium, and Portugal, pension obligations exist as both general and individual plans. In the United States and the United Kingdom, the principal pension plans are funded. The plan assets are netted against the related pension accruals.

The entire amount of pensions and similar obligations is reported in the following balance sheet items:

in € millions	Dec. 31, 2003	Dec. 31, 2002
Pension accruals (unfunded obligations and net liabilities from obligations and related funds)	916.9	884.6
Deferred pension charges (net assets from pension obligations and related funds)	229.3	286.9
Accruals for other post-employment benefits	264.2	277.0
Accruals for similar obligations	21.3	23.0

The balance sheet amounts for pension obligations for Germany, the United States, the United Kingdom, and other countries are shown in the following tables.

Pension accruals increased by € 32.3 million compared with the previous year, mainly as a result of the change in the additional minimum liability. The increase of € 45.1 million in Germany was partially offset by a decrease in the additional minimum liability of € 20.1 million set up for the UK for the first time in 2002. The deferred pension charges resulting from the difference between pension obligations and related funds decreased due to the sharp fall in the Dollar exchange rate, which more than compensated for the special contribution to the UK pension funds in the amount of € 18.3 million. This currency translation effect also compensated for the increase in accruals for medical provision in the U.S.A.

The following information about Continental's pension plans is divided into U.S., German, and UK pension plans, as well as other pension plans, mainly those in Austria. The similar obligations relate to termination payment plans.

PENSION PLANS

in € millions	December 31, 2003				December 31, 2002			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Change in projected benefit obligations								
Projected benefit obligations at beginning of year	828.5	604.2	87.1	57.6	799.0	659.4	82.6	68.9
Foreign currency translation	–	- 107.0	- 6.9	- 3.0	–	- 106.1	- 5.5	- 1.3
Current service cost	19.2	17.5	3.0	3.1	21.4	19.6	4.6	3.3
Interest on projected benefit obligations	47.1	36.9	4.6	4.0	47.2	42.1	4.7	4.1
Plan amendments	–	2.7	1.8	–	–	2.7	–	–
Actuarial gains/losses	40.6	36.2	2.6	14.1	3.9	15.8	3.5	0.9
Changes due to curtailments/settlements	–	–	–	- 1.2	–	–	–	- 3.1
Other changes	0.1	–	–	–	- 0.1	–	–	–
Benefit payments	- 42.7	- 26.0	- 2.0	- 5.9	- 42.9	- 29.3	- 2.8	- 15.2
Projected benefit obligations at year-end	**892.8**	**564.5**	**90.2**	**68.7**	**828.5**	**604.2**	**87.1**	**57.6**
Change in plan assets								
Fair value of plan assets at beginning of year	–	570.5	53.4	18.9	–	613.9	67.7	20.3
Foreign currency translation	–	- 102.9	- 4.4	- 2.5	–	- 99.6	- 3.9	- 2.3
Actual return on plan assets	–	110.6	7.0	0.8	–	- 67.8	- 12.9	2.2
Employer contributions	–	0.1	23.0	2.6	–	153.3	4.3	1.4
Employee contributions	–	–	1.8	0.2	–	–	1.0	–
Other changes	–	–	–	2.3	–	–	–	–
Benefit payments	–	- 26.0	- 2.0	- 2.8	–	- 29.3	- 2.8	- 2.7
Fair value of plan assets at year-end	**–**	**552.3**	**78.8**	**19.5**	**–**	**570.5**	**53.4**	**18.9**

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in € millions	December 31, 2003				December 31, 2002			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Funded status*	- 892.8	- 12.2	- 11.4	- 49.2	- 828.5	- 33.7	- 33.7	- 38.7
Unrecognized actuarial losses	85.4	164.2	27.0	5.5	47.9	248.1	32.0	2.4
Unrecognized prior service cost from plan amendments	- 0.5	51.8	–	0.7	- 0.6	64.6	–	- 1.0
Additional minimum liability	- 52.1	- 0.2	–	- 3.8	- 33.7	- 0.2	- 20.1	- 2.5
Amount recognized	**- 860.0**	**203.6**	**15.6**	**- 46.8**	**- 814.9**	**278.8**	**- 21.8**	**- 39.8**
The amount recognized in the balance sheet comprises the following balance sheet items:								
Deferred pension charges	–	210.4	17.4	1.5	–	280.7	–	6.2
Pension accruals	- 860.0	- 6.8	- 1.8	- 48.3	- 814.9	- 1.9	- 21.8	- 46.0
thereof additional minimum liability	- 52.1	- 0.2	–	- 3.8	- 33.7	- 0.2	- 20.1	- 2.5
thereof other comprehensive income, net	52.1	0.2	–	3.8	33.7	0.2	20.1	2.5
Net amount recognized	**- 860.0**	**203.6**	**15.6**	**- 46.8**	**- 814.9**	**278.8**	**- 21.8**	**- 39.8**

* Difference between plan assets and benefit obligations

The assumptions used for calculating the pension obligations with regard to the discount rate used, salary increases, and the long-term rates of return on plan assets are established separately for each country.

In the principal pension plans, the following weighted-average assumptions have been used:

in %	December 31, 2003				December 31, 2002			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Average valuation factors as of December 31								
Discount rate	5.50	6.25	5.50	5.55	5.75	6.75	5.70	5.90
Expected long-term return on plan assets	–	8.00	7.00	6.52	–	8.00	7.20	7.10
Long-term rate of compensation increase	3.00	3.75	3.50	2.64	3.00	4.50	3.70	3.10

Net pension expenses can be summarized as follows:

in € millions	December 31, 2003				December 31, 2002			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
Current service cost	19.2	17.5	3.0	3.1	21.4	19.6	3.6	3.3
Interest cost on projected benefit obligations	47.1	36.9	4.6	4.0	47.2	42.1	4.7	4.1
Expected return on plan assets	–	- 41.5	- 3.5	- 1.9	–	- 48.0	- 4.9	- 1.9
Amortization of actuarial gains/losses	–	14.0	1.5	0.9	0.1	6.7	1.8	- 0.6
Amortization of prior service cost	- 0.1	5.0	–	–	- 0.1	5.6	–	- 0.1
Settlement of unvested benefits	–	–	–	- 1.1	–	–	–	- 3.6
Other pension expenses	–	–	–	0.1	–	–	- 0.6	0.1
Net periodic pension costs	**66.2**	**31.9**	**5.6**	**5.1**	**68.6**	**26.0**	**4.6**	**1.3**

A one percentage point increase or decrease in the discount rate specified above for calculating the net periodic pension costs (NPPC) at the balance sheet date would have had the following effect on the NPPC:

in € millions	December 31, 2003				December 31, 2002			
	Germany	U.S.A.	UK	Other	Germany	U.S.A.	UK	Other
1% increase								
Effects on service and interest costs	- 0.7	- 6.4	- 0.8	- 0.5	- 0.9	- 7.0	- 0.7	- 0.3
Effects on benefit obligations	- 102.1	- 64.9	- 13.6	- 10.3	- 85.4	- 69.5	- 13.2	- 7.0
1% decrease								
Effects on service and interest costs	1.5	6.4	0.9	0.9	0.9	7.0	0.9	0.3
Effects on benefit obligations	126.4	73.4	17.7	13.5	104.9	78.5	17.1	7.7

When calculating the PBO, changes in the percentage assumptions for the discount rate and the salary and pension trends do not have a linear effect on the PBO because of certain actuarial effects (mainly the compound interest effect). For this reason, the NPPC derived from the PBO does not change through an increase or decrease in these assumptions by the same amount. If several assumptions are modified simultaneously, the effect may not be the same as when only one of these assumptions is changed individually.

Pension funds | portfolio structure of the plan assets on the measurement date

The portfolio structures of the plan assets for the principal pension plans on the measurement date for 2002 and 2003 are as follows:

	2003		2002	
Type of asset	**U.S.A.**	**UK**	**U.S.A.**	**UK**
Equities	61%	69%	61%	89%
Fixed-income securities	34%	3%	34%	6%
Real estate	5%	1%	5%	2%
Cash and cash equivalents	–	27%	–	3%
	100%	100%	100%	100%

The reference date for plan asset measurement is December 31.

Pension funds | contributions by the employer

The following table shows the cash contributions made by the Company into the principal pension funds in 2003 and 2002 as well as the planned contributions for 2004:

in € millions	2004 (expected)			December 31, 2003			December 31, 2002		
	U.S.A.	**UK**	**Other**	**U.S.A.**	**UK**	**Other**	**U.S.A.**	**UK**	**Other**
Planned contributions	–	–	1.4	0.1	4.7	2.6	–	4.3	1.4
Special funding	–	–	–	–	18.3	–	153.3	–	–

The following overview includes the pension benefit payments made under the principal pension plans in 2003 and the previous year, as well as the expected pension benefit payments for the next five fiscal years (not discounted):

	Germany	U.S.A.	UK	Other
Benefit payments made				
2002	42.9	29.3	2.8	15.2
2003	42.7	26.0	2.0	5.9
Benefit payments expected				
2004	47.5	25.6	2.2	4.3
2005	51.2	26.9	2.4	4.7
2006	54.5	28.4	2.8	5.8
2007	54.7	30.2	3.6	6.0
2008	57.1	32.1	5.6	6.1

Other post-employment benefits | Certain subsidiaries in the United States grant eligible employees healthcare and life insurance on retirement if they have fulfilled certain conditions relating to age and years of service. The amount of and entitlement to benefits can be altered.

in € millions	2003	2002
Change in benefit obligations		
Benefit obligations at beginning of year	535.2	368.0
Foreign currency translation	- 87.0	- 79.6
Current service cost	6.8	5.1
Interest cost on projected benefit obligations	32.0	23.4
Actuarial gains/losses	- 8.9	46.6
Plan amendments	- 29.2	195.2
Benefit payments	- 21.6	- 23.5
Benefit obligations at year-end	**427.3**	**535.2**
Unrecognized actuarial losses	55.3	78.6
Unrecognized costs from plan amendments	107.8	179.6
Net amount recognized	**264.2**	**277.0**

No separate plan assets have been allocated to these obligations.

The assumptions used to calculate the healthcare and life insurance benefits with regard to the discount rate used and the increase in healthcare and life insurance benefits vary according to the conditions in the United States. The following weighted-average assumptions were used:

Average valuation factors as of December 31 (%)	2003	2002
Discount rate	6.25	6.75
Rate of increase in healthcare and life insurance benefits in the following year	10.49	9.50

The net cost of healthcare and life insurance benefit obligations can be broken down as follows:

in € millions	2003	2002
Current service cost	6.8	5.1
Interest cost on projected benefit obligations	32.0	23.4
Amortization of actuarial losses	1.9	0.4
Amortization of plan amendments	17.2	2.7
	57.9	**31.6**

The following table shows the effects of a one percentage point increase or decrease in healthcare and life insurance benefits.

in € millions	2003	2002
1% increase		
Effects on service and interest costs	1.4	0.6
Effects on benefit obligations	5.7	6.9
1% decrease		
Effects on service and interest costs	- 3.7	- 3.0
Effects on benefit obligations	- 5.8	- 6.8

A one percentage point increase or decrease in the discount rate specified above for calculating the net cost of healthcare and life insurance benefit obligations would have had the following effect on net cost:

in € millions	2003	2002
1% increase		
Effects on service and interest costs	- 0.7	- 0.6
Effects on benefit obligations	- 49.4	- 60.3
1% decrease		
Effects on service and interest costs	0.6	0.7
Effects on benefit obligations	60.7	73.7

The following overview includes the payments made for other post-employment benefits in 2003 and the previous year, as well as the expected benefit payments for the next five years (not discounted):

Benefit payments made	
2002	23.5
2003	21.6
Benefit payments expected	
2004	20.6
2005	21.7
2006	23.0
2007	24.2
2008	25.3

Accruals for obligations similar to pensions | Certain of the Corporation's companies have made commitments to employees based on a fixed percentage of the employees' compensation. These payments are made when the employees leave the company; in 2003, the expences amounted to € 2.1 million (2002: € 3.2 million).

19 | Accrued and Deferred Income Taxes Payable

in € millions	Dec. 31, 2003	Dec. 31, 2002
Accrued income taxes payable	312.4	295.1
Deferred tax liabilities, short-term	16.5	41.3
Deferred tax liabilities, long-term	236.5	196.9
	565.4	**533.3**

20 | Accruals for Other Risks

in € millions	Dec. 31, 2003	Dec. 31, 2002
Warranties	205.5	210.2
Litigation and environmental risks	137.2	103.2
Restructuring accruals	48.4	101.2
Flexible early retirement program	54.4	42.6
Anniversary bonuses for long-serving employees	30.9	27.2
Other accruals	259.1	215.4
	735.5	**699.8**

Obligations relating to the flexible early retirement program in Germany have been reported separately for the first time in 2003, together with the reclassification of prior-year amounts.

The other accruals mainly relate to other uncertain risks, especially from contractual and similar obligations. € 216.9 million of the accruals for other risks have a maturity of more than one year (2002: € 131.3 million).

Warranties in € millions	Dec. 31, 2003	Dec. 31, 2002
Warranty obligations at January 1	210.2	132.3
Utilization	64.1	74.1
Changes in scope of consolidation	0.7	–
Adjustments from changes in assumptions	5.3	9.0
Additions	62.6	151.9
Foreign currency translation	- 9.2	- 8.9
Warranty obligations at December 31	**205.5**	**210.2**

Restructuring accruals in € millions	Severance payments	Closure costs	Total
at January 1, 2002	**92.4**	**23.4**	**115.8**
Utilization	34.5	10.6	45.1
Reversal	5.0	–	5.0
Additions	41.2	0.8	42.0
Foreign currency translation	- 6.2	- 0.3	- 6.5
at December 31, 2002	**87.9**	**13.3**	**101.2**
Utilization	45.0	3.0	48.0
Reversal	1.1	–	1.1
Additions	1.7	–	1.7
Foreign currency translation	- 5.4	–	- 5.4
at December 31, 2003	**38.1**	**10.3**	**48.4**

The € 48.0 million of restructuring accruals utilized in 2003 (2002: € 45.1 million) mainly relate to the settlement of the shut-down of the tire businesses in Traiskirchen, Austria, in Guadalajara, Mexico, and in Herstal, Belgium, the restructuring of ContiTech Ages in Italy, and the winding-up of activities in Cologne, Germany, committed in prior years.

As in the previous year, the reversal of € 1.1 million was taken directly to goodwill as it related to restructuring accruals set up in connection with the acquisition of companies.

In an effort to finally complete the shut-down of the Company's tire activities in Guadalajara, Mexico, the amount previously offered for severance payments was increased by € 1.7 million.

The addition in the previous year was made for the shutdown of the tire production in Gislaved, Sweden, the winding-up of further activities in Cologne, Germany, further expenses for the discontinuation of the remaining activities in Herstal, Belgium, as well as from delays in the shut-down of the tire business in Guadalajara, Mexico.

21 | Indebtedness

		thereof with a term of			thereof with a term of	
in € millions	Dec. 31, 2003	up to 1 year	more than 5 years	Dec. 31, 2002	up to 1 year	more than 5 years
Bonds[1]	1,295.5	273.9	–	1,333.2	–	518.2
Bank loans and overdrafts[2]	419.5	153.6	21.8	686.4	241.9	28.6
Lease liabilities	64.9	1.8	55.6	48.9	1.6	39.9
Liabilities on bills drawn and payable	0.2	0.2	–	0.2	0.2	–
Other indebtedness	136.1	72.0	0.7	259.9	177.8	3.1
	1,916.2	**501.5**	**78.1**	**2,328.6**	**421.5**	**589.8**

[1] thereof € 264.1 million (2002: € 261.8 million) in convertible bonds

[2] thereof € 2.3 million (2002: € 2.3 million) secured by land liens, mortgages, and similar securities

After subtracting cash and cash equivalents of € 747.6 million (2002: € 429.6 million), the total net indebtedness amounted to € 1.168.6 million (2002: € 1,899.0 million).

Other indebtedness includes a promissory loan of € 60.0 million that matures in 2005.

Summary of bonds

Issuer	Type	Option for	Issuing amount in € millions	Book value on Dec. 31, 2003	Coupon p.a.	Date of issue/ Maturity	Issue price	Sub-scription price in €
CAG	Convertible bond	Shares	250.0	263.9	2.000%	1999/10.2004	100%	25.75
CAG	Convertible loan*	Shares	0.5	0.2	6.750%	1996/06.2005	–	min. 10.2
CRoA	Eurobond	–	500.0	406.4	5.250%	1999/07.2006	99.087%	–
CAG	Eurobond	–	500.0	498.5	6.875%	2001/12.2008	99.462%	–
CRoA	Private placements under the MTN program		162.6	126.5	various	2001/various	various	
				1,295.5				

* Stock option plan for senior executives

Continental Rubber of America Corp. issued a Eurobond in the principal amount of € 500 million in 1999 in connection with the financing of an investment in North America. This bond was converted to U.S. Dollars through matched interest and currency swaps. As a result, the book value of the bond has been treated like a bond denominated in U.S. dollars and translated at € 406.4 million. The € 500 million Eurobond issued by Continental AG in 2001 under its Euro medium term note program (MTN) has a volume of € 1,500 million. This bond contains a covenant to temporarily increase the interest rate by 1.75% p.a. in the event that Continental AG no longer has a rating from two rating agencies or the rating for the non-subordinated unsecured liabilities drops to BB+ or lower (or Ba1 or lower, respectively).

Market values of bonds

Issuer	Typ	Interest terms fixed until	Book value on Dec. 31, 2003	Market value on Dec. 31, 2003	Book value on Dec. 31, 2002	Market value on Dec. 31, 2002
CAG	Convertible bond	10.2004	263.9	266.4	261.5	257.1
CAG	Convertible loan	06.2005	0.2	0.3	0.3	0.3
CRoA	Eurobond	07.2006	406.4	434.8	487.5	513.1
CAG	Eurobond	12.2008	498.5	560.8	500.0	564.0
Private placements		2006-2008	126.5	141.8	83.9	87.4
			1,295.5	**1,404.1**	**1,333.2**	**1,421.9**

The market values of the Company's indebtedness as of December 31, 2002 and 2003 were determined by discounting the future cash flow at the applicable interest rates for comparable instruments with the same remaining time to maturity, as well as by including the market value of the currency swap. For all other original financial instruments the book value is equivalent to the market value.

Breakdown of financing commitments from banks

Company	Type	Amount in € millions	Value on Dec. 31, 2003 in € millions	Interest	Maturity
CAG, CRoA	Syndicated Euroloan	1,500.0	0.0	variable	2008
CAG	Promissory loans	20.0	20.0	5.66%	2005
CUK, CAG	Syndicated Euroloan	113.5	55.3	variable	2006
CM	Syndicated Euroloan	36.0	36.0	variable	2006
CRoA	Long-term bank loan	24.0	24.0	5.13%	2006
CRoA	Long-term bank loan	24.0	24.0	6.09%	2007
CM	Long-term bank loan	24.4	24.4	5.07-6.17%	2007
Conti Mabor	Long-term bank loan	40.0	40.0	2.50%	2011
Various bank lines		858.3	195.8	variable	mainly < 1 year
Financing commitments from banks		**2,640.2**			
Bank loans and overdrafts			**419.5**		

CUK, Continental UK Group Holdings Ltd., West Drayton, United Kingdom
CAG, Continental Aktiengesellschaft, Hanover, Germany
CRoA, Continental Rubber of America Corp., Wilmington, Delaware, U.S.A.
CM, Continental Matador s.r.o., Puchov, Slovakia
Conti Mabor, Continental Mabor Indústria de Pneus S.A., Lousado, Portugal

In the middle of the year, the 1998 syndicated Euroloan for € 1.5 billion that expired in December 2003 was replaced before maturity by a similar loan with a 5-year term.

Continental Corporation made use of the syndicated Euroloan of € 1.5 billion due in December 2003, its commercial paper program, and its various bank lines to meet short-term capital requirements.

The indebtedness of € 1,916.2 million will mature within the next five years and thereafter as follows:

Maturity of financial liabilities in € millions	2004	2005	2006	2007	2008	thereafter
Total indebtedness	501.5	181.1	581.1	46.0	527.7	78.1

At the end of the year, credit lines amounting to € 2,220.7 million (2002: € 2,137.7 million) were still available, € 1,558.2 million (2002: € 25.7 million) of which relate to long-term credit lines.

Maturity of lease liabilities in € millions	2004	2005	2006	2007	2008	thereafter
Lease liabilities	1.8	1.6	1.8	2.0	2.1	55.6

22 | Other Liabilities

in € millions	December 31, 2003			December 31, 2002		
	Total	thereof < 1 year	thereof > 5 years	Total	thereof < 1 year	thereof > 5 years
Accounts payable to associates and affiliates	13.6	13.6	–	16.4	16.4	–
Liabilities for personnel expenses, social security, vacation, severance and workers' compensation	309.6	309.6	–	303.1	281.4	7.1
Liabilities for selling expenses	227.9	227.9	–	171.7	171.7	–
Liabilities for VAT and other taxes	55.2	55.2	–	54.8	54.8	–
Other liabilities	102.6	99.7	0.4	118.6	113.3	0.4
	708.9	**706.0**	**0.4**	**664.6**	**637.6**	**7.5**

OTHER DISCLOSURES

23 | Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against consolidated companies are pending, or may be initiated or asserted in the future. In Continental's opinion, these pending lawsuits are proceedings that, apart from those mentioned below in the context of the shut-down of the plants in Herstal, Belgium and in Guadalajara, Mexico, are related to the Corporation's normal business.

These claims include in particular claims brought against our U.S. subsidiaries for property loss, personal injury, and death allegedly caused by faults in our products. Claims for physical and financial damages are being asserted, and in some cases punitive damages. The outcome of individual proceedings, which are generally decided by a lay-person jury in a court of first instance, cannot be predicted with certainty. There is a possibility that Continental may incur substantial expenses as a result of the final judgments or settlements in some of these cases which exceed any accruals set up for these claims. As from 2002, we significantly increased the deductible in our insurance coverage for such product liability risks at our U.S. companies, after market developments in the industrial insurance sector led to large increases in the premiums. Individual subsidiaries in the U.S.A. are exposed to relatively limited claims for damages due to supposed health injuries allegedly caused by products containing asbestos.

In connection with the closure of tire manufacturing operations at the Herstal facility belonging to Continental Benelux S.A., a large number of former employees have brought cases against this company and its Board of Directors before the Commercial and Labor courts in Liège, Belgium. They are seeking material and non-material damages, claiming that the company violated company law, labor law, and codetermination law. The Liège Commercial Court dismissed the claim in the first instance. We expect the plaintiff to appeal against this ruling. The Labor Court has not yet delivered its judgment; it is not certain when the final decisions will be made.

A number of proceedings are pending before Mexican courts and authorities due to the shut-down of the Guadalajara plant belonging to our subsidiary Compañia Hulera Euzkadi, S.A. de C.V. (Euzkadi). Firstly, the factory trade union SNRTE is petitioning for the strike that was called against the shut-down to be officially recognized. Recognition was granted recently by Mexico's Federal Labor Conciliation and Arbitration Board. Euzkadi has filed an appeal against this decision. Secondly, a large number of former hourly-paid workers brought claims against Euzkadi for alleged unfair dismissal. Continental believes these claims to be unjustified. However, the length and outcome of these proceedings cannot be predicted with certainty.

The outcome of the pending cases or potential cases brought against the Corporation's companies in the future may, individually or as a whole, have a material effect on Continental's earnings. However, in view of the existing accruals, the obligations that may potentially result from such pending cases will not, in our opinion, have a material effect on the Corporation's net assets.

24 | Commitments and Contingencies

in € millions	Dec. 31, 2003	Dec. 31, 2002
Contingent liabilities on bills of exchange	72.7	99.7
Liabilities on guarantees	56.6	47.1
Liabilities on warranties	4.6	4.4
Other commitments	16.3	14.6
	150.2	165.8

The commitments and contingencies relate primarily to guarantees for the liabilities of unconsolidated associated companies and third parties, as well as to contractual warranties relating to joint ventures.

Continental may be subject to obligations relating to environmental issues under governmental laws and regulations or as a result of various claims and proceedings that are pending or that might be asserted or filed. Estimates of future expenses are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land or buildings for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions for products it has sold as prescribed by law or deemed necessary and appropriate in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty accruals also include the estimated expenses for such measures. Estimates of expected expenses are primarily based on previous experience and are naturally subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products sold, or the type of measures to be taken, which could lead to the need to adjust the recognized accruals. No assurance can be given that the actual expenses will not exceed existing accruals by an unforeseeable amount. However, although the potential expenses could have a material effect on Continental's results, the possible obligations reflected in the accruals will not, in our opinion, have a material effect on the Corporation's overall net assets.

In 2003, expenses for operating leases and rental agreements amounted to € 147.7 million (2002: € 125.8 million).

Future liabilities relating to operating leases and rental agreements with an original or remaining term of more than one year on December 31, 2003 for which the Corporation is not the beneficial owner, and for which the related assets are therefore not reported as property, plant or equipment, amount to:

Operating leases and rental agreements in € millions	2004	2005	2006	2007	2008	thereafter
	100.8	86.6	68.0	55.8	52.5	194.4

Open purchase commitments for property, plant, and equipment amounted to € 65.8 million (2002: € 138.7 million).

25 | Financial Instruments

a) Interest rate and currency management | Continental bundles its subsidiaries' known and anticipated foreign currency payment flows worldwide for currency management purposes. These payment flows represent the Corporation's transaction risks and are defined as the net cash flows per currency on a rolling 12-month basis.

The following hedging instruments are used to manage risks as part of currency management: spot exchange transactions, currency forwards, currency swaps, and currency options. The selection and use of the instruments depends on the purpose of the relevant hedge. Both traditional and modified or structured forms are used. There are restrictions in that the instruments included in the financial risk management system can be marked to market on a daily basis. The procedural guidelines, compliance with which is regularly examined by internal audits, form the basis for the application of hedging instruments. The currency committee that convenes once a week decides on the hedging measures to be taken. These may not exceed 30% of the 12-month exposure without the express permission of the Executive Board. In addition, strict stop-loss rules restrict the possibility of losses.

Forward rate agreements, interest rate futures, interest rate swaps, interest rate options, and combined interest rate/currency swaps in particular are used for interest management. They primarily serve to hedge interest rate risks from floating-rate liabilities and to optimize financing costs. Here, as well, procedural guidelines form the basis for our interest rate management activities.

b) Market value and hedge accounting | Changes in the market value of currency forwards and currency swaps are calculated on the basis of the spot exchange rates at the balance sheet date, including forward premiums and discounts based on the maturity of the transactions, rather than the contracted forward exchange rates.

For interest rate swaps, the future cash flows are discounted to the balance sheet date using the market interest rates applicable to the remainder of the contracts. Values determined at the balance sheet date may differ significantly from the values subsequently realized on the market.

In the case of highly effective hedges, Continental applies hedge accounting as specified by FAS 133. In the case of cash flow hedges, changes in the market value of the derivatives are taken directly to other comprehensive income until the hedged item is recognized in income. This relates to ten interest rate swaps and interest rate/currency swaps with a total market value of € 15 million at the balance sheet date, which were used to hedge interest and exchange rate risks from issued bonds.

The Corporation does not hold any embedded derivative instruments which require separate recognition, such as contractual payment terms in currencies other than the functional or typical trading currency.

The market value of derivatives accounted for as other comprehensive income changed as follows:

in € millions	Jan. 1, 2003	Additions	Reversals	FX*	Dec. 31, 2003
Market value of cash flow hedges	- 31.0	12.2	–	3.8	- 15.0
Deferred taxes	10.8	- 3.5	–	- 1.4	5.9
Accumulated other comprehensive income	- 20.2	8.7	–	2.4	- 9.1

* Foreign currency translation

The notional amounts and market values of all derivatives at the balance sheet date amount to:

in € millions	December 31, 2003		December 31, 2002	
	Notional amount	Market value	Notional amount	Market value
Currency forwards	513.4	- 1.3	188.3	- 0.7
Interest rate swaps	45.6	- 4.3	42.2	- 5.5
Interest rate/currency swaps	600.0	111.5	550.0	- 2.5
Interest rate options	197.8	1.6	–	–

The currency hedges that existed at December 31, 2003, were entered into the last quarter of the year.

The Corporation is exposed to counterparty risks arising from the breach of contractual obligations by its contractual partners. Our partners are generally prime-rated domestic and international banks. The ongoing monitoring of their creditworthiness includes published counterparty ratings. Continental is not exposed to any material risks in relation to a potential dependence on individual counterparties. The general counterparty risks arising from the derivatives used are not deemed to be significant.

26 | Segment Reporting

The internal organizational structure of the Corporation is described below:

Continental Automotive Systems | The Continental Automotive Systems division principally comprises Continental Teves and Conti Temic. It develops and manufactures electronic and hydraulic brake systems, adaptive cruise control systems, as well as air suspension and sensor systems, among other things.

Passenger and Light Truck Tires | The Passenger and Light Truck Tires division produces and distributes tires for passenger vehicles, light trucks and the two-wheel (motorbike and bicycle) business. This division also runs the Corporation's own tire retail companies.

Commercial Vehicle Tires | The Commercial Vehicle Tires division is responsible for the production and distribution of truck, industrial, agricultural, and off-the-road tires, and for the Conti International business unit.

ContiTech | The ContiTech division is organized into eight global units which are principally active in the automobile industry, the rail, printing and mining industries, and in mechanical and plant engineering.

Other | This segment includes directly managed subsidiaries and affiliates, such as holding, financing, and insurance companies, as well as the holding function of Continental Aktiengesellschaft, and the consolidating sales eliminations between the divisions. It also contains the effects on income of uncertain risks, particularly those in connection with contractual and similar claims and obligations occurring, among other things, as risks from investments currently not assignable to the individual operating units.

Internal control and reporting within the Continental Corporation is based on United States Generally Accepted Accounting Principles (U.S. GAAP) as described in Note 1. The Corporation measures the success of its segments on the basis of their operating result (EBITA). This is used as the basis for the return on sales (ROS) in relation to product sales, and as the basis of the return on capital employed (ROCE), which is expressed in the form of EBITA as a percentage of operating assets.

Inter-segment sales and revenue are at arm's-length prices.

Sales are allocated geographically according to the region in which the sold product is delivered.

27 | Data by Region

in € millions	Germany	Rest of Europe	North America	Other countries	Continental Corporation
2003 sales	**3,807.5**	**3,975.1**	**2,588.8**	**1,163.0**	**11,534.4**
2002 sales	3,605.8	3,850.5	2,950.8	1,001.2	11,408.3
Number of employees at Dec. 31, 2003	**27,591**	**22,236**	**10,152**	**8,850**	**68,829**
Number of employees at Dec. 31, 2002	27,126	21,771	10,573	4,909	64,379
Fixed assets at Dec. 31, 2003[1]	**2,024.2**	**1,219.2**	**756.1**	**288.7**	**4,288.2**
Fixed assets at Dec. 31, 2002[1]	2,062.0	1,228.5	927.5	184.6	4,402.6

[1] excluding investments

Sales by customer	2003	%	2002	%
A	1,393.7	12.1	1,259.1	11.0
B	1,357.9	11.8	1,215.6	10.7
C	1,238.8	10.7	1,268.9	11.1

As in the previous year, three customers have individually more than a 10% share of total consolidated shares.

28 | Earnings per Share

The key figures for earnings per share are shown below:

in € millions/millions of shares	2003	2002
Consolidated net income	314.0	226.0
Weighted average number of shares issued	132.7	129.2
Basic earnings per share	**2.37**	**1.75**
Consolidated net income	314.0	226.0
Interest savings on convertible bonds and bonds with warrants, net of taxes	4.9	5.0
Diluted net income	318.9	231.0
Weighted average number of shares issued	132.7	129.2
Dilution effect from the potential conversion of options	9.7	9.7
Diluted weighted average number of shares	142.4	138.9
Fully diluted earnings per share	**2.24**	**1.66**

29 | German Corporate Governance Code/Declaration in Accordance with Section 161 AktG

The declaration required every year in accordance with section 161 of the *Aktiengesetz* (German Stock Corporation Act) was issued by the Executive Board and the Supervisory Board in December 2003 and made available to our shareholders on our website under www.conti-online.com.

RELIABLE | BECAUSE WE THINK AHEAD.

WE WANT TO MAKE AUTOMOBILES MORE RELIABLE, WHICH IS WHY WE ARE FORGING AHEAD ON SAFETY ENGINEERING. BY LINKING UP THE FUNCTIONS OF THE AUTOMOBILE'S ACTIVE AND PASSIVE SAFETY SYSTEMS, WE NOT ONLY HELP PREVENT MANY ACCIDENTS IN THE FIRST PLACE, BUT ALSO MINIMIZE THEIR CONSEQUENCES. RELIABILITY IS ALSO PUNCTUALITY. WE HAVE THEREFORE OPTIMIZED CUSTOMER INTERFACES ALL OVER THE WORLD, ENABLING US TO DELIVER LOCALLY AND JUST-IN-TIME. THIS TOO MAKES US A RELIABLE PARTNER.

Contents

FURTHER INFORMATION

CORPORATE GOVERNANCE

Corporate governance, i.e., the management and supervision of Continental AG and the Continental Corporation, is the responsibility of the Shareholders' Meeting, the Supervisory Board, and the Executive Board of Continental AG, as specified by the law and our Articles of Incorporation. All corporate bodies were involved in further improving corporate governance at the Corporation in 2003.

1. Corporate bodies | Shareholders exercise their rights, including their voting rights, in the Shareholders' Meeting. Each Continental AG share entitles the holder to one vote. Shares conferring multiple or preferential voting rights or limitations on voting rights, do not exist.

The Executive Board has sole responsibility for the management of the Company. The Chairman of the Executive Board is responsible for the Company's overall management and business policy. He ensures consistent management by the Executive Board and coordinates the work of the members of the Executive Board.

The Supervisory Board appoints, supervises, and advises the Executive Board, and is directly involved in decisions of material importance to the Company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board. He is in regular contact with the Executive Board, and in particular with its Chairman, with whom he discusses the Company's strategy, business development, and risk management.

2. The Supervisory Board and its committees | The Supervisory Board comprises 20 members, as required by the *Mitbestimmungsgesetz* (German Co-determination Act) and the Company's Articles of Incorporation. Half the members of the Supervisory Board are elected by the Shareholders' Meeting, while the other half are elected by the employees of Continental AG and its German subsidiaries. The Chairman of the Supervisory Board, who represents the shareholders, has the casting vote in the case of a tie in the Supervisory Board. Both the elected shareholder representatives and the employee representatives have an equal duty to act in the interest of the Company. Further information on the members of the Supervisory Board is provided on pages 105 and 106 of this Annual Report.

The Supervisory Board has drawn up By-Laws for itself, which supplement the law and the Articles of Incorporation with more detailed provisions including on the duty of confidentiality, on handling conflicts of interest, and on the Executive Board's reporting obligations.

The Supervisory Board currently has three committees: the Chairman's Committee, the Audit Committee, and the Mediation Committee. The members of the committees are listed on page 106 of this Annual Report.

The Chairman's Committee comprises the Chairman of the Supervisory Board, his Deputy, and the two other members of the Mediation Committee to be formed in line with section 27 (3) of the *Mitbestimmungsgesetz*. In particular, the Chairman's Committee is responsible for concluding, terminating, and amending the employment contracts (including compensation), and other agreements with members of the Executive Board.

The Audit Committee consists of two shareholder representatives and two employee representatives. The Committee's tasks relate to the Company's accounting and the audit of the financial statements. In particular, the Committee performs a preliminary examination of the annual financial statements of Continental AG, as well as the consolidated financial statements, and the risk management system, and makes recommendations to the plenary session of the Supervisory Board, which then passes resolutions in line with section 171 (1) of the *Aktiengesetz* (German Stock Corporation Act). The Committee discusses the Company's draft interim reports, and is responsible for assuring the auditors' independence, for engaging the auditors, for determining the focus of the audit, and for agreeing the fee. Previous members of the Company's Executive Board and the Chairman of the Supervisory Board may not act as Chairman of the Audit Committee.

The sole task of the Mediation Committee is to perform the responsibilities set forth in section 31 (3) sentence 1 of the *Mitbestimmungsgesetz*. If a candidate for appointment to the Executive Board does not achieve the statutory two-thirds majority in the first ballot, the Mediation Committee must make a recommendation regarding the appointment.

The Supervisory Board's report on its work and the work of its committees is located on pages 101 to 104 of this Annual Report.

3. The Executive Board | The Executive Board currently has six members. Further information on them and their responsibilities can be found on page 107 of this Annual Report.

The responsibilities of the Chairman and the other members of the Executive Board are laid down in the By-Laws of the Executive Board. These regulate in particular which key matters pertaining to the Company and its subsidiaries require a decision to be made by the Executive Board.

4. Compensation of the Executive Board | The Chairman's Committee of the Supervisory Board is responsible for agreeing the compensation of the Executive Board. The plenary session of the Supervisory Board discusses the structure of the compensation system on the recommendation of the Chairman's Committee, and reviews it regularly.

The compensation of the members of the Executive Board consists of the following basic components:

Each member of the Executive Board receives a fixed annual remuneration, which is payable in twelve monthly installments.

In addition to this fixed annual remuneration, each member of the Executive Board receives variable compensation, which comprises

a) a dividend-related component, limited to no more than 70% of the fixed annual remuneration, and

b) another component dependent on the achievement of personal annual goals tied to the development of the divisions' or the Corporation's specific key performance indicators, which is also limited to no more than 70% of the fixed annual remuneration.

In addition, the members of the Executive Board were granted subscription rights as part of the 1999 stock option plan.

The overall remuneration of the Executive Board for 2003, broken down into fixed and variable components (including the amount and value of the subscription rights granted under stock option plans) is discussed in Note 4 to the consolidated financial statements (page 68). The details of the 1999 stock option plan are described in Note 17 to the consolidated financial statements on page 75 onwards.

5. Accounting | The Continental Corporation applies United States Generally Accepted Accounting Principles (U.S. GAAP). More detailed information is provided in this Annual Report from page 59 onwards. The annual financial statements of Continental AG are prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code).

6. Risk management | A corporate-wide risk management system provides early warning of developments that could endanger the continued existence of the Company, as well as allowing it to exploit potential opportunities. Details can be found on page 40 onwards.

7. Transparency | Continental regularly reports to shareholders, analysts, shareholders' associations, the media, and interested members of the public on its position and on significant developments in the Corporation. All shareholders have equal access to information. All new information communicated to financial analysts and similar addressees is made available to shareholders without delay. The Internet in particular is used to guarantee the timely and even-handed provision of information to shareholders and investors. The dates of key regular events (annual reports, interim reports, Annual Shareholders' Meetings, and press and analyst conferences) are announced in good time in the Company's Financial Calendar. The dates already set for 2004 and 2005 can be found on the inside of the Annual Report's back cover and on the Company's website (www.conti-online.com).

8. Continental AG's Corporate Governance Principles | The Supervisory Board and Executive Board resolved the introduction of the "Corporate Governance Principles of Continental AG" in 2002. These are closely modeled on the German Corporate Governance Code, and are published on the Internet. Together with our Basics, which we have long used to lay down our corporate goals and guidelines, and our Code of Conduct, these Principles form an essential part of the framework for responsible corporate management and control that is aimed at adding value in the long term. The Supervisory Board and the Executive Board consider themselves bound by the Corporate Governance Principles.

The Corporate Governance Principles were discussed by the Supervisory Board and the Executive Board on several occasions in 2003. The discussions focused on amendments to the Code passed by the Government Commission on the German Corporate Governance Code in May 2003, as well as on measures for implementing recommendations and suggestions contained in the Code but not previously observed by the Company.

For example, before and during the 2003 Annual Shareholders' Meeting, Continental AG gave shareholders an opportunity for the first time to authorize a representative made available by the Company to exercise their voting rights in line with their instructions. This makes it easier for shareholders to exercise their rights. As proposed by the management, the Annual Shareholders' Meeting on May 23, 2003 also resolved an alteration to the Articles of Incorporation, under which membership and chairmanship of Supervisory Board committees will now be taken into consideration when determining the compensation of members of the Supervisory Board.

9. Declaration in accordance with section 161 of the *Aktiengesetz* and deviations from the German Corporate Governance Code | In December 2003, the Executive Board and the Supervisory Board issued their annual declaration in accordance with section 161 of the *Aktiengesetz*. This stated that the Company has complied and will comply with the recommendations made by the "Government Commission on the German Corporate Governance Code" published by the German Federal Ministry of Justice in the official part of the electronic Federal Gazette (*Bundesanzeiger*), and indicated which recommendations have not been or will not be applied. The declaration was made permanently available to shareholders on Continental's website. In Continental AG's Corporate Governance Principles, the Executive Board and the Supervisory Board have undertaken to explain not only deviations from the recommendations made by the Code, but also from its suggestions.

a) Deviations from recommendations | Section 4.2.3 (2) sentence 4 and (3): The 1996 and 1999 stock option plans do not provide for any limitation in the case of extraordinary, unforeseen developments. As these plans have already been fully utilized, it did not seem sensible to subsequently agree a cap. However, the Company intends that any new stock option plans will provide for such a cap.

Section 4.2.4 sentence 2 and section 5.4.5 (3): For the time being, the Executive Board and the Supervisory Board have resolved not to disclose the compensation of the members of the Executive Board and of the members of the Supervisory Board on an individualized basis in the Notes to the consolidated financial statements. We believe that we provide shareholders, investors, and the public with sufficient information to evaluate the level and development of compensation paid by publishing the basic features of the compensation system for the Executive Board, and the total amount of compensation paid to the Executive Board and the Supervisory Board, broken down into fixed and variable components. This strikes an appropriate balance between the information requirements of shareholders and investors, and the privacy rights of the members of our corporate bodies.

Section 5.4.5 (1) sentence 3: As already mentioned, membership and chairmanship of Supervisory Board committees was previously not taken into consideration when determining the compensation of members of the Supervisory Board. This recommendation is now complied with following the aforementioned alteration to the Articles of Incorporation.

Section 7.1.2 sentence 2, half-sentence 1: The 2002 consolidated financial statements were not made available to the public within 90 days of the end of the fiscal year. It was not possible to comply with this recommendation due to the existing scheduling. However, the 2003 consolidated financial statements will be published within this period.

b) Deviations from suggestions | Section 2.3.4: To date, it has not been possible for shareholders to follow the Annual Shareholders' Meeting using modern communication media such as the Internet. On May 23, 2003, the Annual Shareholders' Meeting of the Company resolved an amendment to the Articles of Incorporation permitting complete or partial transmission of the Annual Shareholders' Meeting via electronic media. We are currently examining whether such transmission would be in the interests of shareholders, including with respect to the related costs.

Section 5.1.2 (2) sentence 1: Recently, first-time appointments of new members of the Executive Board have been for a term of office of five years. The Supervisory Board considered this to be necessary and in the interests of the Company, in order to enable the Company to attract candidates who meet the high requirements for these positions.

Section 5.4.4: All members of the Supervisory Board are elected at the same time for the same term of office. We believe that this helps ensure the continuity of the Supervisory Board's work. To date, any changes required have been addressed by other means.

Hanover, March 2004

Continental AG

The Supervisory Board   The Executive Board

DEAR SHAREHOLDERS,



Dr. Hubertus von Grünberg | Chairman of the Supervisory Board

The Supervisory Board of Continental AG continued to regularly monitor the work of the Executive Board and the Company's management in fiscal year 2003 and provided advice where appropriate. Its activities were based on the regular, up-to-date, and comprehensive reports provided by the Executive Board on strategy, developments, and key business transactions at both the Company and the Corporation, as well as on related opportunities and risks. These were supplemented by information provided and discussions held in the Supervisory Board plenary meetings, the meetings of the Chairman's Committee and the Audit Committee, and separate discussions. The members of the Supervisory Board were also available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular meetings in the year under review. No member missed more than half of these meetings. The Chairman's Committee and the Audit Committee each met four times in the year under review. The permanent committee required under section 27 (3) of the *Mitbestimmungsgesetz* (MitbestG – German Co-determination Act) was not required to meet. No other committees exist.

Supervisory Board discussions repeatedly addressed the Corporation's and individual divisions' strategic development and orientation. The Supervisory Board also discussed and approved the acquisition of majority stakes in the Sime Darby Group's (Malaysia) tire activities and Nagano Japan Radio Corporation's wheel sensor activities in Japan and China, and thus the expansion of the Company's activities in Asia. It again focused in particular on the unsatisfactory situation in the tire business in North America. In addition, the Supervisory Board discussed the state of the measures to be taken under the personnel development concept and addressed the issue of corporate governance in detail. Further information is provided by the Supervisory Board and the Executive Board in the corporate governance report.

The discussions held by the Supervisory Board plenary meetings and the Audit Committee regularly covered ongoing, detailed information on sales, earnings, and employment developments at Corporation and division level and the Company's financial situation. Any deviations of the business from the Company's plans and defined targets were explained and discussed.

In addition, the significant risks included in the risk management system were presented in the Audit Committee along with the corresponding appropriate measures resolved by the Executive Board. The Audit Committee discussed the results for the individual quarters and the outlook for the year as a whole before publication of the relevant interim reports. Project-specific topics, such as the switch to the new International Financial Reporting Standards in 2005 and the introduction of a new reporting system, were also presented by the Executive Board and discussed in the Committee. During the meeting in

December 2003, the Supervisory Board discussed financial and investment planning for fiscal year 2004 and long-term planning for the period up to 2006. It also approved the budget for 2004.

KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, audited the annual financial statements for 2003 prepared by the Executive Board and the management report for Continental Aktiengesellschaft, including the bookkeeping and the risk management system. An unqualified audit opinion was granted.

The consolidated financial statements of Continental AG were prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). They were supplemented by a group management report and additional notes in accordance with section 292 a of the *Handelsgesetzbuch* (HGB – German Commercial Code). The current U.S. GAAP consolidated financial statements release the Company from the obligation to prepare consolidated financial statements under German law. The consolidated financial statements according to U.S. GAAP and the group management report submitted were also issued with an unqualified audit opinion.

With regard to the risk management system, the auditor has declared that the Executive Board has taken the measures required under section 91 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act) and that the Company's risk management system is suited to recognize risks that could threaten the continued existence of the Company.

The documents relating to the annual financial statements and the audit reports were discussed with the Executive Board and the auditor in the Audit Committee meeting on March 15, 2004. They were also discussed at length at the meeting of the Supervisory Board on March 29, 2004. The documents were distributed in due time prior to these meetings so that there was sufficient time to examine them. The auditor was present at the meetings to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide supplementary information to the Supervisory Board.

The Supervisory Board endorsed the results of the audit by the auditor on the basis of its own examination of the annual financial statements, the consolidated financial statements, the management report, the group management report, and the proposal for the appropriation of net income, as well as on the basis of the Audit Committee's report and recommendation. No objections were made. The Supervisory Board approved the annual financial statements and the consolidated annual statements. The annual financial statements are thereby adopted. The Supervisory Board has approved the proposal for the appropriation of net income made by the Executive Board.

A number of changes occurred in the Supervisory and Executive Boards in the period under review. Mr. Walter Flecken, who joined the Supervisory Board on July 1, 2002 as the substitute member appointed by the Shareholders' Meeting for Dr. Giuseppe Vita, resigned on January 20, 2003. The Annual

Shareholders' Meeting on May 23, 2003 confirmed the appointment by the Hanover Municipal Court of Mr. Jan P. Oosterveld, member of the Group Management Committee of Royal Philips N.V., Amsterdam, The Netherlands to the Supervisory Board to replace Mr. Flecken on January 22, 2003. Professor Rainer Stark, the representative of the senior executives on the Supervisory Board, retired on February 28, 2003, and consequently resigned from his position on the Supervisory Board. Dr. Thorsten Reese, Head of Corporate Quality and the Environment, was appointed as his successor by the Hanover Municipal Court on March 3, 2003. On May 31, 2003, Mr. Dirk Sumpf, representative of IG Bergbau, Chemie, Energie (Union of Mining, Chemical, and Energy Industries) resigned from the Supervisory Board on taking early retirement. The Hanover Municipal Court appointed Mr. Dieter Weniger, Trade Union Secretary for IG Bergbau, Chemie, Energie on June 3, 2003 as his successor. The Supervisory Board would like to thank Mr. Flecken, Professor Stark, and Mr. Sumpf for their contributions to the success of the Company.

The Supervisory Board's current term of office will come to an end at the close of the Annual Shareholders' Meeting on May 14, 2004. The Supervisory Board's proposal for the election of the shareholder representatives will be published with the agenda for the Annual Shareholders' Meeting. Professor Werner Breitschwerdt will not be running for re-election. He has been a member of the Supervisory Board since 1989, and has constantly provided Continental with advice and support during this long and sometimes extremely difficult period for the Company. The Supervisory Board and the Company would like to thank him for this.

Mr. Richard Köhler will also resign from the Supervisory Board at the end of its term of office. He has been a member of the Supervisory Board as employee representative since 1984, member of its Chairman's Committee since 1993, and the Board's Deputy Chairman since 1999. Serving in these functions, and as Chairman of both the Corporate and European Employee Councils, Mr. Köhler has contributed in a wide variety of ways to the success of the Company.

Ms. Heidemarie Aschermann, Mr. Karl-Heinz Hilker, and Mr. Werner Mierswa will not be members of the Supervisory Board to be newly constituted after the Annual Shareholders' Meeting either. Mr. Mierswa joined the Supervisory Board as employee representative in 1989, Ms. Aschermann in 1994, and Mr. Hilker in 1999. The Supervisory Board and the Company would also like to thank them for the substantial contribution that they have made to Continental over the years.

The Supervisory Board appointed Mr. Martien de Louw as a member of the Executive Board with effect from February 1, 2003. He took over responsibility for Passenger and Light Truck Tires, which had previously been managed by Mr. Manfred Wennemer. Mr. Thomas Sattelberger was appointed to the Executive Board with responsibility for Human Resources and as Director of Labor Relations with effect from July 1, 2003. Mr. Wennemer had also been acting as Director of Labor Relations since January 1, 2003.

The Supervisory Board would like to thank the Executive Board, all employees, and the employee representatives for their responsible approach and high level of commitment, which has produced excellent results overall despite a difficult environment. We would like to thank you, our shareholders, for the trust you have placed in the Company.

Hanover, March 2004

For the Supervisory Board

Dr. Hubertus von Grünberg
Chairman

Members of the Supervisory Board of Continental AG

Memberships of other statutory Supervisory Boards and of comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code):

Dr. Hubertus von Grünberg | Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich, Germany | Deutsche Telekom AG, Bonn, Germany | MAN Aktiengesellschaft, Munich, Germany | SAI Automotive AG, Frankfurt/Main, Germany (until June 2003) | Schindler Holding AG, Hergiswil, Switzerland

Richard Köhler* | Deputy Chairman
Chairman of the Corporate Employee Council, Deputy Chairman of the Employee Council for the Korbach Plant, and Chairman of the European Employee Council

Heidemarie Aschermann* | Member of the Employee Council for the Northeim Plant

Dr. h.c. Manfred Bodin | Chairman of the Executive Board, Norddeutsche Landesbank Girozentrale
Bankgesellschaft Berlin AG, Berlin, Germany | Berlin-Hannoversche Hypothekenbank AG, Hanover-Berlin, Germany | Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale –, Bremen, Germany** | CeWe Color Holding AG, Oldenburg, Germany | DekaBank Deutsche Kommunalbank, Frankfurt/Main, Germany | LBS Norddeutsche Landesbausparkasse Berlin-Hannover, Hanover/Berlin, Germany** (Chairman) | LHI Leasing GmbH, Munich, Germany (Chairman) | MHB Mitteleuropäische Handelsbank AG Deutsch-Polnische Bank, Frankfurt/Main Germany (Chairman) | Provinzial Lebensversicherung Hannover, Hanover, Germany | NORD/LB Luxembourg S.A., Luxembourg** (Chairman) | Skandifinanz AG, Zurich, Switzerland**

Dr. Diethart Breipohl | Member of various Supervisory Boards
Allianz AG, Munich, Germany | Beiersdorf AG, Hamburg, Germany | KarstadtQuelle AG, Essen, Germany | KM Europa Metal AG, Osnabrück, Germany (Chairman) | mg technologies ag, Frankfurt/Main, Germany (until June 2003) | Banco Popular Español, Madrid, Spain | BPI Banco Portugues de Investimento, Porto, Portugal | Crédit Lyonnais, Paris, France | EULER & Hermes, Paris, France | Les Assurances Générales de France (AGF), Paris, France

Prof. Dr.-Ing. E.h. Werner Breitschwerdt | Consultant
Dornier GmbH, Friedrichshafen, Germany (until April 2003) | Ed. Züblin AG, Stuttgart, Germany | MTU Motoren- und Turbinen-Union Friedrichshafen GmbH, Friedrichshafen, Germany | DaimlerChrysler of South Africa (Pty.) Ltd., Pretoria, South Africa | Mercedes-Benz USA, Montvale, U.S.A.

Michael Deister* | Deputy Chairman of the Employee Council for the Stöcken Plant

Walter Flecken | Member of the Management Board, Region North of Deutsche Bank AG
(Member of the Supervisory Board until January 20, 2003)

Dr. Michael Frenzel | Chairman of the Executive Board, TUI AG
AXA Konzern AG, Cologne, Germany | Deutsche Bahn AG, Berlin, Germany (Chairman) | E.ON Energie AG, Munich, Germany | Hapag-Lloyd AG, Hamburg, Germany** (Chairman) | Hapag-Lloyd Flug GmbH, Hanover, Germany** (Chairman) | ING BHF Bank AG, Frankfurt/Main, Germany | ING BHF Holding AG, Frankfurt/Main, Germany | Norddeutsche Landesbank, Hanover, Germany | TUI Deutschland GmbH, Hanover, Germany** (Chairman) | Volkswagen AG, Wolfsburg, Germany | Preussag North America, Inc., Greenwich, U.S.A.** (Chairman)

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel | President of Wissenschaftsgemeinschaft Gottfried Wilhelm Leibniz
Bayer AG, Leverkusen, Germany | DaimlerChrysler Aerospace AG, Munich, Germany | Deutsche Industriebank AG (IKB), Düsseldorf, Germany | SMS AG, Düsseldorf, Germany | ETF, Massagno, Switzerland (until June 2003) | Orange SA, Paris, France | Ringier AG, Zofingen, Switzerland

Karl-Heinz Hilker* | Electrician
Former Chairman of the Employee Council for the Vahrenwald Plant and Deputy Chairman of the Joint Employee Council

H. Peter Hüttenmeister* | Northern Region Manager, IG Bergbau, Chemie, Energie (Union of Mining, Chemical, and Energy Industries)
DuPont Performance Coatings GmbH & Co. KG., Wuppertal, Germany | Mitteldeutsche Sanierungs- und Entsorgungsgesellschaft GmbH (MDSE), Bitterfeld, Germany

Gerhard Knuth* | Chairman of the Joint Employee Council of Continental Teves AG & Co. oHG

Hartmut Meine* | District Manager of IG Metall (Metalworkers' Union) for Lower Saxony and Saxony-Anhalt
KM Europa Metal AG, Osnabrück, Germany

Werner Mierswa* | Commercial Employee
Former Chairman of the Joint Employee Council and of the Employee Council for Continental's Headquarters

Jan P. Oosterveld | Member of the Group Management Committee of Royal Philips Electronics N.V.
AtosOrigin S.A., Paris, France (since January 2004) | LG.Philips LCD Co., Ltd., Seoul, Korea (Chairman) | LG.Philips Display Holding BV, Eindhoven, The Netherlands | Philips Venture Capital Fund B.V., Eindhoven, The Netherlands** | Philips Electronics China B.V., Eindhoven, The Netherlands**
(Member of the Supervisory Board since January 22, 2003)

Dr. Thorsten Reese* | Head of Corporate Quality and the Environment
(Member of the Supervisory Board since March 3, 2003)

Prof. Dr. Rainer Stark* | Former Head of Quality and Environmental Projects
(Member of the Supervisory Board until February 28, 2003)

Fred G. Steingraber | Chairman Board Advisors, U.S.A. Retired Chairman and CEO, A.T. Kearney
John Hancock Financial Trends Fund, Boston, Massachusetts, U.S.A. | Maytag Corporation, Newton, Iowa, U.S.A. | 3i plc, London, UK

Dirk Sumpf* | Former Trade Union Secretary, IG Bergbau, Chemie, Energie (Union of Mining, Chemical, and Energy Industries)
(Member of the Supervisory Board until May 31, 2003)

Dr. Bernd W. Voss | Member of various Supervisory Boards
Allianz AG, Munich, Germany (until April 2003) | Allianz Lebensversicherungs-AG, Stuttgart, Germany (since April 2003) | Bankhaus Reuschel & Co., Munich, Germany (Chairman) | Dresdner Bank AG, Frankfurt/Main, Germany | E.ON AG, Düsseldorf, Germany (until April 2003) | KarstadtQuelle AG, Essen, Germany (until May 2003) | OSRAM GmbH, Munich, Germany (since January 2003) | Quelle AG, Fürth, Germany | TUI AG, Hanover, Germany | Wacker Chemie GmbH, Munich, Germany | ABB Ltd., Zurich, Switzerland

Dr. Ulrich Weiss | Member of various Supervisory Boards
ABB AG, Mannheim, Germany (until March 2003) | BEGO Medical AG, Bremen, Germany | Heidelberger Zement AG, Heidelberg, Germany | O&K Orenstein & Koppel AG, Berlin, Germany (Chairman) (until March 2003) | Südzucker AG, Mannheim, Germany (until July 2003) | Benetton Group S.p.A., Ponzano, Treviso, Italy | Ducati Motor Holding S.p.A., Bologna, Italy | Piaggio Holding S.p.A., Pontedera, Italy (until October 2003)

Dieter Weniger* | Trade Union Secretary
IG Bergbau, Chemie, Energie (Union of Mining, Chemical, and Energy Industries)
(Member of the Supervisory Board since June 3, 2003)

Members of the Supervisory Board Committees |
1. Chairman's Committee, and Mediation Committee required under section 27 (3) of the *Mitbestimmungsgesetz* (MitbestG - German Co-determination Act)
Dr. Hubertus von Grünberg, Chairman of the Chairman's Committee
Richard Köhler
H. Peter Hüttenmeister
Dr. Ulrich Weiss

2. Audit Committee
Dr. Bernd W. Voss, Chairman
Michael Deister
Dr. Hubertus von Grünberg
Richard Köhler

* Employee representative
** Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act)

Members of the Executive Board of Continental AG

List of the positions held by current and former Executive Board members on statutory Supervisory Boards and on comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (HGB – German Commercial Code):

Manfred Wennemer | Chairman
ContiTech
Passenger and Light Truck Tires (until January 31, 2003)
Human Resources, Director of Labor Relations (until June 30, 2003)
Frankfurter Versicherungs-Aktiengesellschaft, Frankfurt/Main, Germany | Benecke-Kaliko AG, Hanover, Germany* (Chairman) | Continental Teves, Inc., Wilmington, U.S.A.* | Continental Tire North America, Inc., Charlotte, U.S.A.* | ContiTech AGES SpA, Santena, Italy* (President) | ContiTech Antriebssysteme GmbH, Hanover, Germany* | ContiTech North America, Inc., Wilmington, U.S.A.* | ContiTech Schlauch GmbH, Hanover, Germany* | ContiTech Techno-Chemie GmbH, Karben, Germany* | ContiTech Transportbandsysteme GmbH, Hanover, Germany* | ContiTech Vibration Control GmbH, Hanover, Germany* | Conti Temic microelectronic GmbH, Nuremberg, Germany* | Temic Automotive of North America, Inc., Auburn Hills, U.S.A.*

Dr. Wolfgang Ziebart | Deputy Chairman
Continental Automotive Systems
SupplyOn AG, Gerlingen-Schillerhöhe, Germany | Continental Teves, Inc., Wilmington, U.S.A.* | Conti Temic microelectronic GmbH, Nuremberg, Germany* (Chairman) | Temic Automotive of North America, Inc., Auburn Hills, U.S.A.*

Dr. Alan Hippe | Finance, Controlling and Law
Hamburg-Mannheimer Versicherungs-AG, Hamburg Germany (since November 2003) | Hamburg-Mannheimer Sachversicherungs-AG, Hamburg, Germany (since November 2003) | Continental Automotive, Inc., Wilmington, U.S.A.* | Continental Rubber of America, Corp., Wilmington, U.S.A.* | Continental Teves, Inc., Wilmington, U.S.A.* | Continental Tire North America, Inc., Charlotte, U.S.A.* | ContiTech North America, Inc., Wilmington, U.S.A.* | Temic Automotive of North America, Inc., Auburn Hills, U.S.A.*

Martien de Louw | Passenger and Light Truck Tires (since February 1, 2003)
CG Tire, Inc., Charlotte, North Carolina, U.S.A.* | CGT Referral Resources, Inc., Charlotte, North Carolina, U.S.A.* | Compañía Hulera Euzkadi, S.A. de C.V., México D.F., Mexico* | Continental Automotive, Inc., Wilmington, Delaware, U.S.A.* | Continental Automotive Licensing Corp., Charlotte, North Carolina, U.S.A.* | Continental Llantera Potosina, S.A. de C.V., México D.F., Mexico* | Continental Products Corporation, Charlotte, North Carolina, U.S.A.* | Continental Tire de México, S.A. de C.V., México D.F., Mexico* | Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.* | Continental Tire Servicios, S.A. de C.V., México D.F., Mexico* | CTNA Holding Corp., Charlotte, North Carolina, U.S.A.* | Dynagen, Inc., Charlotte, North Carolina, U.S.A.* | Englewood Services, Inc., Charlotte, North Carolina, U.S.A.* | General Tire de México, S.A. de C.V., México D.F., Mexico* | General Tire International Company, Charlotte, North Carolina, U.S.A.* | Temic Automotive of North America, Inc., Auburn Hills, Michigan, U.S.A.* | The Continental General Tire Foundation, Charlotte, North Carolina, U.S.A.*
(all since February 2003)

Dr. Hans-Joachim Nikolin | Commercial Vehicle Tires, Corporate Quality and the Environment
TÜV Nord-Gruppe, Hamburg, Germany | Continental Sime Tyre Sdn. Bhd., Petaling Jaya, Malaysia* (since October 2003) | Continental Tire North America, Inc., Charlotte, U.S.A.* | Continental Tyre South Africa (PTY) Limited, Port Elizabeth, South Africa* | Drahtcord Saar GmbH & Co. KG, Merzig, Germany | KG Deutsche Gasrußwerke GmbH & Co., Dortmund, Germany* | Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria* (Chairman)

Thomas Sattelberger | Human Resources, Director of Labor Relations (since July 1, 2003)

Manager with General Powers of Attorney

Werner P. Paschke | Controlling and Accounting (until May 31, 2003)

* Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (AktG – German Stock Corporation Act)

SELECTED FINANCIAL TERMS

AICPA | American Institute of Certified Public Accountants. National professional association for certified public accountants in the United States.

APBs | Accounting Principles Board Opinions. The accounting principles issued prior to the establishment of FASB, which are still applicable in some cases.

ARBs | Accounting Research Bulletins. Accounting directives published prior to the formation of the FASB and prior to the APB of the CAP (Committee on Accounting Procedure, the first standards-issuing body of the AICPA). Where these ARBs are still applied, they represent binding GAAP.

Asset Backed Securitization Program | Under such programs, trade receivables are pooled for each country and sold to financing companies who refinance the deal by issuing commercial paper.

Deferred taxes | Income taxes to be paid by a company are computed on the basis of its taxable income. Where this income is different from that shown for book purposes, taxes will be either too high or too low in relation to the published earnings. An accounting adjustment for deferred taxes is recorded to compensate for the difference in those cases in which it is clear that the valuation difference will reverse in the course of time. A deferred tax liability is recorded if the current tax expense in the published earnings is too low. According to U.S. GAAP, in contrast to the German Commercial Code, a deferred tax asset is recorded if more tax has been paid than would be due on the basis of the published earnings. Valuation allowances are recognized for those net deferred tax assets that are less likely than not to be realized as benefits in the future.

Derivative financial instruments | These are contracts, based on notional amounts that do not lead to settlement, used to counter-act interest rate and/or currency risks.

EBITA | EBIT before regular goodwill amortization.

EBIT | Earnings Before Interest and Taxes. In this report, we define EBIT as the result from operations.

FASB | Financial Accounting Standards Board. The body that lays down the financial accounting standards for U.S. GAAP.

FIN | FASB Interpretations. These are interpretations of accounting principles that are provided by the FASB and serve to clarify, explain or expand on existing SFAS, ARBs and APBs.

Gearing ratio | The gearing ratio comprises the net indebtedness divided by shareholders' equity, expressed as a percentage.

Interest rate swap | An interest rate swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Net indebtedness | Net indebtedness is calculated as the balance of interest-bearing liabilities carried on the balance sheet and available cash and cash equivalents.

Operating assets | Operating assets include the assets as reported in the balance sheet, excluding the effects from the sale of accounts receivable, cash and cash equivalents, deferred tax assets and income tax refunds receivable, less trade accounts payable.

Rating | Standardized indicator for the international finance markets that assesses and classifies the creditworthiness of a debtor. The classification is the result of an economic analysis of the debtor by specialist rating companies.

ROCE | Return On Capital Employed. We define ROCE as the ratio of EBITA to operating assets.

SFAS | Statements of Financial Accounting Standards. The accounting standards or amendments issued by the FASB.

U.S. GAAP | United States Generally Accepted Accounting Principles, subdivided into binding and guiding principles. Binding principles are currently the SFAS, FIN, APB Opinions and ARBs.

INFORMATION

This Annual Report is also published in German and as a summary report. The financial statements of Continental Aktiengesellschaft are also available in English and German.

This information can be obtained from:

Continental AG
Corporate Communications
P.O. Box 169
30001 Hanover, Germany
Phone: +49 511 938 - 1146
Fax: +49 511 938 - 1055
E-mail: prkonzern@conti.de

The entire Annual Report and the interim reports are available on the internet under www.conti-online.com

ACKNOWLEDGEMENTS

Published by
Continental Aktiengesellschaft, Hanover
Corporate Communications

Concept and design
Interbrand Zintzmeyer & Lux

Printing, processing
Druckerei Fritz Kriechbaumer, Taufkirchen

Photos
Manfred Zimmermann, Hanover

FINANCIAL CALENDAR

2004

Financials press conference	March 30
Analyst conference	March 30
Interim report as of March 31, 2004	May 4
Annual Shareholders' Meeting	May 14
Interim report as of June 30, 2004	August 2
Interim report as of September 30, 2004	November 3

2005

Financials press conference	March
Analyst conference	March
Interim report as of March 31, 2005	May
Annual Shareholders' Meeting	May 12
Interim report as of June 30, 2005	July
Interim report as of September 30, 2005	October

CONTINENTAL CORPORATION – TEN-YEAR-REVIEW

		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Balance sheets											
Fixed assets and investments	€ millions	4,430.9	4,549.2	4,862.8	4,387.9	4,220.6	3,999.3	1,797.7	1,797.3	1,781.9	1,843.3
Current assets	€ millions	3,463.5	3,094.9	3,570.2	2,896.6	2,918.8	2,586.1	2,112.6	1,629.4	1,645.5	1,642.4
Other assets	€ millions	404.1	553.0	561.6	330.7	264.4	180.3	–	–	–	–
Balance sheet total	€ millions	8,298.5	8,197.1	8,994.6	7,615.2	7,403.8	6,765.7	3,910.3	3,426.7	3,427.4	3,485.7
Shareholders' equity	€ millions	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1	1,232.3	816.7	764.2	756.6
Equity ratio	in %	23.9	20.9	17.2	24.2	23.8	19.6	31.5	23.8	22.3	21.7
Minority interests	€ millions	151.4	92.2	101.4	145.7	142.4	174.5	149.5	134.5	102.7	100.1
Capital expenditure on property, plant and equipment	€ millions	583.5	581.2	704.9	682.8	581.5	416.3	282.6	282.0	302.3	263.2
Net indebtedness	€ millions	1,168.6	1,899.0	2,601.1	2,017.9	1,712.8	1,919.0	283.4	836.9	1,016.8	1,089.3
Gearing ratio	in %	58.9	110.7	168.2	109.4	97.3	144.4	23.0	102.5	133.1	144.0
Statements of income											
Sales	€ millions	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2	5,719.4	5,333.1	5,242.0	5,050.0
Share of foreign sales	in %	67.0	68.4	70.4	68.9	68.6	66.4	67.4	66.1	66.5	67.6
Cost of sales[1]	in %	76.5	78.2	82.8	75.6	74.5	70.0	67.9	69.4	69.9	70.0
Research and development expenses[1]	in %	4.3	4.3	4.1	4.1	4.1	4.0	4.0	4.0	4.0	4.0
Selling expenses[1]	in %	6.2	6.4	6.3	11.1	11.6	14.4	16.0	15.8	15.6	16.3
Administrative expenses[1]	in %	3.3	3.4	3.6	3.7	3.8	4.6	5.3	5.5	5.7	6.2
EBITA	€ millions	855.2	694.3	32.8	533.0	607.3	397.7	321.7	269.3	200.2	188.6
EBITA[1]	in %	7.4	6.1	0.3	5.3	6.7	5.9	5.6	5.0	3.8	3.7
Personnel expenses	€ millions	2,681.8	2,650.2	2,867.8	2,580.8	2,387.7	1,937.1	1,751.5	1,672.2	1,673.9	1,669.4
Amortization and depreciation[2]	€ millions	603.1	670.3	891.3	654.7	576.5	395.7	306.8	311.5	282.6	298.3
Cash flow	€ millions	985.9	919.0	666.5	866.3	849.7	567.0	490.9	416.5	378.2	320.0
Consolidated net income/loss	€ millions	314.0	226.0	- 257.6	204.7	234.7	138.2	164.5	98.4	79.4	36.2
Employees											
Annual average	in thousands	66.5	65.1	67.0	63.5	50.2	50.2	44.8	46.4	48.4	49.0

[1] As a % of sales; as of 2001, selling expenses comprise only the functional selling, and logistics costs, plus IT costs
[2] Excluding write-downs on investments

The consolidated financial statements for the years before 1998 were prepared in accordance with the *Handelsgesetzbuch* (HGB – German Commercial Code); from 1999 onwards, they have been prepared in accordance with U.S. GAAP.

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Phone +49 511 938 - 01 | Fax +49 511 938 - 81770 | mailservice@conti.de | www.conti-online.com
Company address | Vahrenwalder Strasse 9 | 30165 Hanover | Germany

Exemption No.
82-1357"

Continental

SUMMARY | ANNUAL REPORT 2003

CONTINENTAL CORPORATION

in € millions	2003	2002	2001	2000	1999
Sales	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2
EBITA[1]	855.2	694.3	32.8	533.0	607.3
Consolidated net income/loss for the year	314.0	226.0	- 257.6	204.7	234.7
Dividends	70.4[2]	58.6	–	64.1	58.8
Cash flow	985.9	919.0	666.5	866.3	849.7
Capital expenditure on property, plant, and equipment	583.5	581.2	704.9	682.8	581.5
Amortization and depreciation[3]	603.1	670.3	891.3	654.7	576.5
Shareholders' equity	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6
Equity ratio in %	23.9	20.9	17.2	24.2	23.8
Employees at the end of the year[4]	68,829	64,379	65,293	63,832	62,155
Share price (high) in €	30.98	19.53	19.45	20.94	26.95
Share price (low) in €	12.04	11.72	9.68	15.85	17.99

[1] Earnings before interest, taxes and regular goodwill amortization

[2] Subject to the approval of the Annual Shareholders' Meeting on May 14, 2004

[3] Excluding write-downs of investments

[4] Excluding trainees

CREATING SUSTAINABLE GROWTH AND VALUE

INCREASE IN VALUE

CONSISTENT

GOAL-DRIVEN

RELIABLE

DEAR SHAREHOLDERS,

2003 was a year of economic and political uncertainties. A slight, short-lasting economic upturn brought practically no relief. Despite this difficult environment, we made a good start into the year. We found our confidence justified, for in 2003 we achieved the best results in our history. I and my colleagues on the Executive Board sincerely thank our employees for their dedication and their achievements, as well as our employee representatives for working so constructively with us. We have paid our employees a performance bonus totaling € 17 million in recognition of their contributions.

We achieved – and in some cases even exceeded – the goals we had set. Sales rose over the prior year to an encouraging € 11.5 billion. Before foreign exchange rate and consolidation effects, this corresponds to a growth of 6.1%. We increased our operating result by 23.2% to € 855 million and reduced our net indebtedness by € 730 million. Gearing – the ratio of debt to shareholders' equity – is now 59%. The Executive Board and the Supervisory Board will propose an increased dividend of € 0.52 per share at the Annual Shareholders' Meeting, resulting in a total distribution of about € 70 million and making this the highest total dividend Continental has ever paid.

Our work also enabled Continental to rejoin the top 30 stock corporations in Germany. Continental's shares were re-listed on the DAX, the German blue-chip stock index, on September 22, 2003. We were a member when it was launched in 1988, but were replaced by another firm in 1996. To date, we are the only company to succeed in rejoining the DAX. We see this as a clear confirmation of our strategy of focusing on high-margin growth. The price of Continental's shares rose by more than 100% in 2003.

Our success is also due to the Corporation's present market-oriented and forward-looking structure with its two tire divisions, as well as with Continental Automotive Systems and ContiTech. Teves has been part of Continental for over five years, and Temic for more than two years. These acquisitions have shown that we took the right steps, for Continental Teves and Continental Temic have continued to develop positively and have become key growth drivers within the Corporation.

Our passenger and light truck tires business in the NAFTA region remains unsatisfactory. Although our extremely good European business once again more than offset the losses in the NAFTA area in 2003, this is not acceptable in the long term. Our main goals for the NATFA region therefore remain to systematically cut costs and increase the visibility of the Continental brand. In 2003, we reduced capacity at one of our North American plants, cut administrative staff in North America and Mexico, and began to outsource the tire logistics operations. At the same time, we launched a series of new products. These measures are now beginning to bear fruit: sales volumes rose in the NAFTA region as a whole, and we were able to substantially increase our sales and market share in Mexico. We are planning to build a new plant in Brazil to supply the North American market. In addition, we will take tires from our joint venture in Malaysia and deliver them to the U.S. market in future. We want to break even in the NAFTA region in the fourth quarter of 2005.

Our geographic expansion focused on Asia, and in particular China, because our customers are also increasingly expanding their business in this region. We made considerable progress here in 2003.

Together with our Japanese partner, we concluded negotiations in September on the acquisition of a plant in China as of January 1, 2004 for manufacturing wheel-speed sensors. We also merged two joint ventures in that country to form Shanghai Automotive Brake Systems (SABS). In future, the companies will work together in developing and producing passenger car brake systems at a single location. Our goal is to extend our market lead in electronic brake systems in China, where Continental Automotive Systems has a total of three joint ventures.

In October, ContiTech Fluid signed a cooperation agreement with a Japanese air-conditioning line manufacturer. The ContiTech Dae Won Airspring-Systems joint venture in Korea began producing air springs at the end of the year. ContiTech has four production facilities in China. We are currently analyzing various options for establishing our tire business in this key market for the future.

Around a year ago, I informed you in my letter that we had signed the contracts setting up a joint venture with Sime Darby Berhad, a conglomerate which also produces tires in Malaysia. The venture, in which we hold the majority interest, was formed in October 2003 as Continental Sime Tyre Sdn. Bhd. It has two tire factories with a current production volume of around five million passenger tires, one million light truck tires, roughly 300,000 truck tires and two million motorbike tires. We can and will expand our manufacturing capacity for passenger and truck tires quite substantially. The new company is currently the market leader in Malaysia, with a market share of about 50%. This gives us a strong foothold in a low-cost country that we can use to expand our activities in the ASEAN (Association of Southeast Asian Nations) region and Australia. We are also profiting from the opening of the regional Asian markets within the Asean Free Trade Area (AFTA) that came into force on January 1, 2003 relaxing the tariff barriers that had existed between Southeast Asian countries.

Our status as an Official Partner of the 2006 FIFA World Cup™ will also reinforce and enhance our global visibility. We began launching a large number of sales support measures in 2003.

At the end of 2003 we presented the ContiSportContact 2 Vmax, the world's first passenger tire approved for speeds of up to 360 km/h.

As you can see, 2003 was an eventful and positive year for Continental. We would like to thank you, our shareholders, for the trust you have placed in us. We will make every effort in 2004 to ensure that our Corporation – your Company – creates sustainable growth and value for the long term.

Sincerely,

Manfred Wennemer
Chairman of the Executive Board

CAPITAL MARKET INFORMATION

Dividend | Continental generated a record operating profit in 2003. The consolidated net income for the year of € 314.0 million was also well above the previous best result of € 234.7 million, in 1999. We will therefore be proposing a dividend of € 0.52 per share, or 22.4% of consolidated net income for the year, at the Annual Shareholders' Meeting on May 14, 2004.

Re-admission to the German stock index (DAX) | On September 22, 2003, Continental's shares were re-listed on the DAX, the German blue-chip stock index, making Continental again one of the top 30 shares in the country.

The chief selection criteria for admission to the DAX are trading volume, market capitalization and the free float over the past twelve months.

Sharp rise in Continental's share price | In 2003, stock markets worldwide were highly volatile due to a lack of economic and political certainty. However, the markets began to show signs of a recovery towards the end of the year. This was reflected in particular by the DAX, which closed 37% up compared with 2002. The Dow Jones, the U.S. stock index, rose by 25%, with automotive shares gaining 34% on average.

Share price performance


Continental
DAX
250
200
150
100
50
Q1.2003
Q2.2003
Q3.2003
Q4.2003

Continental's share price improved by 102% in 2003. After initially declining to reach a low for the year of € 12.04 on March 14, 2003, Continental's shares then rose steadily, outperforming the DAX by 65% to close at € 30.07 (December 31, 2002: € 14.90).

The Company's share price hit € 32.85 on January 16, 2004, beating for the first time the previous record of DM 63.30 (€ 32.36) achieved on July 28, 1998 – the day after the acquisition of Teves was announced. On February 19, our shares again reached a new high of € 33.66.

Sale of treasury stock | In the months of June and July 2003, we sold our remaining treasury stock – 4.3 million shares – on the stock exchange for an average price of € 18.78. The shares were sold in a period of rising prices, in a manner that did not impact the market price.

Key figures per share in €	2003	2002
Consolidated net income (EPS)	2.37	1.75
Consolidated net income, fully diluted	2.24	1.66
Cash flow	7.43	7.11
Dividend	0.52	0.45
Shareholders' equity	14.94	13.28
Stock market price as of December 31	30.07	14.90
High	30.98	19.53
Low	12.04	11.72
Number of shares, average (in millions)	132.7	129.2
Number of shares as of December 31 (in millions)	135.4	130.2

The key figures per share are calculated on the basis of the average number of shares. Treasury stock increases the average number of shares from the time of its disposal.

Rating with positive outlook | At the end of 2003, the rating agencies Moody's and Standard & Poor's confirmed their ratings for Continental of Baa2 and BBB respectively, while Moody's revised the outlook from negative to stable. At the beginning of 2004, Standard & Poor's lifted the outlook from stable to positive.

Shareholder structure | On June 10, 2003, Allianz AG informed us that its share-interest in Continental AG had fallen below 5%. The Capital Group, a U.S. institutional investor, informed us on October 2 that it held around 5.1% of the shares of Continental AG. Alliance Capital Management Corporation, a subsidiary of the French AXA Group, informed us on February 26, 2004 that Alliance Capital Management L.P. held 9.84% of the shares of Continental AG.

A recently completed survey of our shareholder structure provided information on our institutional shareholders. Based on this survey, we were able to identify a total of 70% of Continental's shareholders with the following geographical structure:

Geographical shareholder structure in %

Germany	7.2%
United Kingdom/Ireland	19.6%
Rest of Europe	10.2%
North America	32.2%
Other	0.8%

EARNINGS AND FINANCIAL POSITION

Rise in consolidated sales | Consolidated sales increased by 6.1% over the prior year before foreign exchange effects and changes in the scope of consolidation. Including foreign exchange effects and the first-time consolidation of Continental Sime Tyre as of October 2003, they increased by 1.1% to € 11.5 billion (2002: € 11.4 billion). Continental Sime Tyre contributed € 53.2 million to consolidated sales.

Before consolidation changes and foreign exchange effects, all divisions contributed to the increase in sales. Continental Automotive Systems achieved a year-on-year increase of 7.2%, Passenger and Light Truck Tires 8.4%, Commercial Vehicle Tires 2.8%, and ContiTech 3.8%.

Sales in € millions	**2003**	**2002**
Continental Automotive Systems	4,625.7	4,568.3
Passenger and Light Truck Tires	3,907.2	3,777.5
Commercial Vehicle Tires	1,261.6	1,310.9
ContiTech	1,812.2	1,764.3
Other	- 72.3	- 12.7
Continental Corporation	**11,534.4**	**11,408.3**

Substantial increase in consolidated earnings | EBITA increased considerably by 23.2% to € 855.2 million, compared with € 694.3 million in 2002.

Since the beginning of 2003 our Mexican subsidiary, Continental Tire de Mexico, has been assigned to the respective product groups of the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions: previously, it was wholly included in the Passenger and Light Truck Tires division. The same applies to our South African subsidiary, Continental Tyre South Africa, which was fully consolidated in the Commercial Vehicle Tires division. This resulted in operating profit of € 34 million being reassigned from Commercial Vehicle Tires to Passenger and Light Truck Tires.

The reduction of indebtedness, lower interest rates and foreign exchange effects led to a substantially lower interest expense of € 133.1 million.

The tax expense totaled € 393.9 million, corresponding to an effective tax rate of 54.5%. In 2003, there was a change in the valuation allowance for deferred tax assets, due mainly to the U.S.A., amounting to € 157.3 million (2002: € 102.9 million).

Consolidated net income for the year rose by € 88.0 million to € 314.0 million, while earnings per share were up € 0.62 to € 2.37.

Earnings overview in € millions	2003	2002
Continental Automotive Systems	369.5	311.9
Passenger and Light Truck Tires	345.8	184.6
Commercial Vehicle Tires	82.4	92.9
ContiTech	144.0	141.5
Other	- 86.5	- 36.6
EBITA	**855.2**	**694.3**
Net interest expense	- 133.1	- 164.5
Net income before taxes	**722.1**	**529.8**
Tax expense	- 393.9	- 289.8
Minority interests	- 14.2	- 14.0
Consolidated net income	**314.0**	**226.0**
Earnings per share in €	2.37	1.75

Continental uses EBITA as a key performance indicator at all management levels. It is used as the basis for the return on sales in relation to product sales, and as the basis of ROCE in relation to operating assets.

	in € millions		% of sales	
EBITA	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	369.5	311.9	8.0	6.8
Passenger and Light Truck Tires	345.8	184.6	8.9	4.9
Commercial Vehicle Tires	82.4	92.9	6.5	7.1
ContiTech	144.0	141.5	7.9	8.0
Other	- 86.5	- 36.6	–	–
Continental Corporation	**855.2**	**694.3**	**7.4**	**6.1**

These operating assets consist of the assets as reported in the balance sheet, excluding the effects from the sale of accounts receivable, and income taxes, as well as cash and cash equivalents, less trade accounts payable.

	in € millions		ROCE in %	
Operating assets	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	2,827.5	2,912.7	13.1	10.7
Passenger and Light Truck Tires	2,212.0	2,361.8	15.6	7.8
Commercial Vehicle Tires	939.9	910.3	8.8	10.2
ContiTech	826.1	807.7	17.4	17.5
Other	27.7	21.6	–	–
Continental Corporation	**6,833.2**	**7,014.1**	**12.5**	**9.9**

Capital expenditure up year-on-year | Additions to property, plant, and equipment and software totaled € 625.8 million, up € 5.8 million on 2002 (€ 620.0 million). The capital expenditure ratio amounted to 5.4% of sales, as in the previous year. Total depreciation and amortization amounted to € 606.4 million (2002: € 671.1 million).

Continental Automotive Systems invested primarily in its Electronic Brake and Safety Systems, Brake Actuation and Electric Drives business units. Investments focused on Germany, Belgium, the U.S.A., the Czech Republic, and Mexico. The tire divisions invested in converting from SAP R/2 to SAP R/3 software, and continued to expand capacity at their low-cost locations in Portugal, the Czech Republic, Romania, Mexico, and Slovakia. ContiTech primarily invested in new customer projects and in rationalizing production processes at European locations.

	in € millions		% of sales	
Capital expenditure (additions)	**2003**	**2002**	**2003**	**2002**
Continental Automotive Systems	282.6	249.6	6.1	5.5
Passenger and Light Truck Tires	199.5	223.6	5.1	5.9
Commercial Vehicle Tires	61.4	60.7	4.9	4.6
ContiTech	78.9	78.9	4.4	4.5
Holding	3.4	7.2	–	–
Continental Corporation	**625.8**	**620.0**	**5.4**	**5.4**

Depreciation and amortization	in € millions 2003	2002	% of sales 2003	2002
Continental Automotive Systems	246.4	228.2	5.3	5.0
Passenger and Light Truck Tires	210.9	277.0	5.4	7.3
Commercial Vehicle Tires	75.8	89.3	6.0	6.8
ContiTech	72.5	74.6	4.0	4.2
Holding	0.8	2.0	–	–
Continental Corporation	**606.4**	**671.1**	**5.3**	**5.9**

Production at low-cost sites | In 2003, low-cost countries accounted for a greater share of production in line with our strategic orientation:

Production at low-cost sites in %	Europe		Rest of the world	
	2003	2002	2003	2002
Continental Automotive Systems*	20	19	36	33
Passenger and Light Truck Tires**	50	45	19	15
Commercial Vehicle Tires**	58	52	7	9
ContiTech	6	4	4	4

* based on sales ** based on units

Total assets | Total assets increased to € 8,298.5 million (2002: € 8,197.1 million), due primarily to the first-time consolidation of Continental Sime Tyre. The remaining changes were offset by the sharp fall of the U.S. Dollar and the Mexican Peso against the Euro.

Additions to property, plant, and equipment amounting to € 583.5 million were higher than depreciation (€ 562.2 million), while current assets exceeded the previous year's level due to the increase in cash and cash equivalents to € 747.6 million (2002: € 429.6 million). The € 91.3 million decrease in deferred tax assets was largely due to increased valuation allowances for the U.S. group of companies. Unlike the previous year, no contribution to the U.S. pension fund was required to cover liabilities. A special contribution of € 18.3 million was made to the UK pension fund.

Consolidated balance sheets in € millions	Dec. 31, 2003	Dec. 31, 2002
Goodwill	1,424.0	1,477.7
Other intangible assets	98.6	92.6
Property, plant, and equipment	2,765.6	2,832.3
Investments	142.7	146.6
Fixed assets and investments	**4,430.9**	**4,549.2**
Inventories	1,084.8	1,067.4
Trade accounts receivable	1,192.1	1,137.2
Other assets and amounts receivable	439.0	460.7
Cash and cash equivalents	747.6	429.6
Current assets	**3,463.5**	**3,094.9**
Deferred tax assets	174.8	266.1
Deferred pension charges	229.3	286.9
Total assets	**8,298.5**	**8,197.1**
Shareholders' equity	1,983.2	1,715.2
Minority interests	151.4	92.2
Pension liabilities	1,202.4	1,184.6
Accrued and deferred income taxes payable	565.4	533.3
Accruals for other risks	735.5	699.8
Indebtedness	1,916.2	2,328.6
Trade accounts payable	1,035.5	978.8
Other liabilities	708.9	664.6

Gearing ratio in %	58.9	110.7
Equity ratio in %	23.9	20.9

Shareholders' equity | Shareholders' equity and the equity ratio increased due to the consolidated net income for the year totaling € 314.0 million and the proceeds (€ 81.4 million) from the sale of our remaining treasury stock. These increases more than offset the dividend payment and the sharp rise in accumulated losses from currency translation.

Accrued and other liabilities | Pension liabilities increased slightly over the prior year. Additions were offset by foreign exchange effects. There was an increase in accrued and deferred income taxes payable due to increased deferred taxes. The accruals for other risks increased mainly due to product liability.

Cash flow | Net cash provided by operating activities amounted to € 1,234.9 million (2002: € 1,265.8 million), while cash used in investing activities totaled € 626.8 million. As a result, cash flow before financing activities amounted to € 608.1 million (2002: € 481.2 million) which led to a reduction in net borrowings. The reconciliation of the cash flow to the change in net indebtedness shows the substantial decrease in net indebtedness of € 730.4 million to € 1,168.6 million (2002: € 1,899.0 million).

Reconciliation of cash flow to the change in net indebtedness in € millions	2003	2002
Cash flow before financing activities (free cash flow)	608.1	481.2
Dividend payment	- 58.6	–
Comprehensive income*	97.3	74.9
Other	- 9.3	–
Foreign exchange effects	92.9	145.9
Change in net indebtedness	**730.4**	**702.0**

* Includes the sale of treasury stock as well as the issue of employee shares

Employees | Continental employed 68,829 staff (2002: 64,379) as of December 31, 2003 – a year-on-year increase of 4,450 or 6.9%.

Continental Automotive Systems primarily recruited new employees in Germany, the Czech Republic, Mexico, Brazil, and Japan. The increase in staff in the Passenger and Light Truck Tires division is due above all to the change in the scope of consolidation caused by our subsidiaries in Mexico and South Africa. The number of employees in Commercial Vehicle Tires decreased accordingly. However, staff levels increased overall in this division due to the joint venture in Malaysia and additional personnel in the Czech Republic and Slovakia. ContiTech mainly hired additional staff in Germany, China, and Slovakia.

DEVELOPMENTS IN 2004 AND OUTLOOK

Business development | We expect that total passenger car production in 2004 will remain at the level of the previous year, however with a slight decline in Western Europe and a strong increase in Eastern Europe. We anticipate that production in North America will also be at the prior year's level.

We are further expecting to see a slight rise in Western European truck output, and a strong increase in the NAFTA region.

Price pressure will increase, especially in the U.S.A. due to the continuing rebate programs of the automobile manufacturers. We are analyzing restructuring that may be required in North America. We expect to break even on an operating basis in our North American passenger and light truck tires business in the fourth quarter of 2005.

For 2004 we are anticipating a further increase in our consolidated sales and operating result before potential restructuring costs.

The outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts, and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts, and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services, and changes in business strategy.

MEMBERS OF THE EXECUTIVE BOARD

Manfred Wennemer | Chairman, ContiTech
Dr. Wolfgang Ziebart | Deputy Chairman, Continental Automotive Systems
Dr. Alan Hippe | Finance, Controlling and Law
Martien de Louw | Passenger and Light Truck Tires
Dr. Hans-Joachim Nikolin | Commercial Vehicle Tires, Corporate Quality and the Environment
Thomas Sattelberger | Human Resources, Director of Labor Relations

FINANCIAL CALENDAR

	2004	2005
Financials press conference	March 30	March
Analyst conference	March 30	March
Interim report as of March 31	May 4	May
Annual Shareholders' Meeting	May 14	May 12
Interim report as of June 30	August 2	July
Interim report as of September 30	November 3	October

This summary report is [illegible] Annual Report for the Continental Corporation [illegible] Aktiengesellschaft are also available [illegible]

This information can be obtained from:
Continental AG | Corporate Communications
P.O. Box 169 | 30001 Hanover | Germany
Fax: +49 511 938-1055 | [illegible]

The entire Annual Report and the interim [illegible] the Internet under www.conti-online.com

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Phone +49 511 938 - 01 | Fax +49 511 938 - 81770 | mailservice@conti.de | www.conti-online.com
Company address | Vahrenwalder Strasse 9 | 30165 Hanover | Germany

"Exemption No. 82-1357"

Continental

WE INVITE OUR SHAREHOLDERS ...

[redacted]

The invitation has been published in the electronic version of The Federal Bulletin (Bundesanzeiger) of April 6, 2004.

[redacted]

... TO THE ANNUAL SHAREHOLDERS' MEETING,

in the Kuppelsaal of the Hanover Congress Centrum,
Theodor-Heuss-Platz 1-3, 30175 Hanover, at 10 a.m. on Friday, May 14, 2004.

AGENDA

1. Presentation of the adopted annual financial statements of Continental Aktiengesellschaft and the consolidated financial statements approved by the Supervisory Board, each as of December 31, 2003, the Management Report for Continental Aktiengesellschaft and the Management Report for the Continental Corporation as well as the Report of the Supervisory Board for fiscal 2003

2. Allocation of net income | The Executive Board and the Supervisory Board propose that the net income available from fiscal 2003, in the amount of €70,982,983.26, be used as follows:

in €	
Distribution of a dividend in the amount of €0.52 per dividend-bearing no-par-value share	70,419,625.64
Carried forward	563,357.62
Net income	70,982,983.26

3. Ratification of the Executive Board's actions for fiscal 2003 | The Executive Board and the Supervisory Board propose that the actions of the Executive Board during fiscal 2003 be ratified.

4. Ratification of the Supervisory Board's actions for fiscal 2003 | The Executive Board and the Supervisory Board propose that the actions of the Supervisory Board during fiscal 2003 be ratified.

5. Election of the auditors for fiscal 2004 | The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, be elected as auditors for fiscal 2004.

6. Authorization to acquire and to dispose of own shares | The authorization to acquire own shares issued to the Executive Board by the Annual Shareholders' Meeting of May 23, 2003, will expire at the end of the day on November 22, 2004, and hence before the 2005 Annual Shareholders' Meeting. The authorization is, therefore, proposed to be renewed and the amount adjusted to consider the current capital stock level.

The Executive Board and the Supervisory Board thus propose that the following be resolved:

a) The Company shall be authorized to acquire Company shares with an accounting par value share of the capital stock of up to €34,668,121.60 via the stock exchange or on the basis of a tender offer to the shareholders. The consideration or the purchase price paid by the Company per share (without the additional costs of acquisition) may not fall below or exceed the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system)

aa) on the last five trading days before acquisition by more than 10%, if acquired via the stock exchange;

bb) on the fifth to ninth trading day before announcement of the offer by no more than 20% if the acquisition is on the basis of a tender offer to the shareholders.

b) Such acquisition authorization expires on November 13, 2005. It can also be exercised in partial amounts.

c) The Executive Board is authorized, with the consent of the Supervisory Board, to also make use of the shares of the Company acquired on the basis of the aforementioned or an earlier authorization by the Annual Shareholders' Meeting in other ways than by sale via the stock exchange or on the basis of a tender offer to the shareholders for all lawful purposes and in particular as follows:

aa) for sale to third parties against cash payment and/or as consideration within the framework of corporate mergers or in conjunction with the acquisition of companies or holdings therein by the Company or any of its affiliated companies;

bb) for admission of the shares to official quoting on foreign stock exchanges on which they were not previously listed for trading;

cc) to honor subscription rights granted under the 1999 Stock Option Plan as per the resolution to point 13 of the 1999 Annual Shareholders' Meeting. The Supervisory Board of the Company decides on the extent to which Company shares are transferred to members of the Executive Board of the Company. The main points of the 1999 Stock Option Plan (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act) are set out under paragraph j) at the end of this motion.

d) Authorization to sell the acquired shares against cash payment as per Paragraph c) Subparagraph aa) and for admission of the share to official quoting on a stock exchange as per Paragraph c) Subparagraph bb) is limited to shares with an accounting par value of the capital stock of up to €34,668,121.60.

Such amount shall be reduced by the aggregate accounting par value of the capital stock which in future

aa) is issued in conjunction with the use of authorized capital, whereby the statutory subscription right as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act is excluded;

bb) can be subscribed to on the basis of rights from bonds with warrants and/or convertible bonds issued subsequent to this authorization becoming effective and to the extent that the statutory subscription rights of shareholders are excluded as per Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act in conjunction with the issue of such bonds.

e) The price for each share in the case of non-stock-market sale to third parties against cash payment as per Paragraph c) Subparagraph aa) or admission to the stock exchange as per Paragraph c) Subparagraph bb) may not fall more than five percent below the average closing price of the same class of the Company's shares in Xetra trading (or a comparable successor system) on the last five trading days before stipulation of the obligation to sell the shares or prior to the day of respective admission of the shares to trading on a stock market.

f) A right on the part of the shareholders to subscribe to the Company's own shares is excluded insofar as the shares are sold in accordance with the authorizations granted in Paragraph c) hereof.

g) The Executive Board is authorized to redeem, with the consent of the Supervisory Board, shares of the Company acquired on the basis of this authorization or an earlier authorization granted by the Annual Shareholders' Meeting without a further resolution of the Annual Shareholders' Meeting being required for redemption or for implementation of same.

h) The authorizations included in Paragraphs c) and g) can be respectively used as a whole or in part, individually or jointly. They expire when and insofar as the shares acquired on the basis of the authorization proposed under Paragraph a) have, by exercise of the authorization granted under Paragraph c) or g) hereof, been disposed of or been sold via the stock exchange or on the basis of a tender offer to the shareholders.

i) The authorization to acquire own shares granted the Executive Board for the period through November 22, 2004 by the Annual Shareholders' Meeting of May 23, 2003, as per Item 6 Paragraph a) of the agenda of said Shareholders' Meeting shall cease being effective once the new authorization proposed herewith takes effect.

j) The main points of the Stock Option Plan 1999 (Section 193 Subsection 2 No. 4 of the German Stock Corporation Act), adopted by the Annual Shareholders' Meeting of June 1, 1999, are as follows:

aa) Subscription right eligibles, allocation | Under the Company's 1999 stock option plan ("Stock Option Plan") subscription rights to shares of the Company are being issued exclusively to members of the Company's Executive Board, to the Company's Senior Executives, to members of the Executive Boards of the Company's subsidiaries and to Senior Executives of the Company's subsidiaries, as a performance-oriented remuneration. A maximum of 1,564,664 subscription rights can be issued, each giving the right to subscribe one share. Up to 16% of the subscription rights are allocated to the Company's Executive Board, up to 34% to the Company's Senior Executives, up to 20% to members of the Executive Boards of subsidiaries and up to 30% to Senior Executives of subsidiaries. The fact that a person eligible to subscribe belongs to more than one group eligible to subscribe shares shall not entitle that person to more than one grant of subscription rights. The subscription rights cannot be assigned. They can, however, be inherited.

bb) Acquisition and exercise period, waiting period | During the Term, and within the limits of the total volume of the Stock Option Plan, subscription rights may be issued in annual tranches to the persons eligible to subscribe. The volume of a single tranche shall not be greater than 30% of the total volume of the Stock Option Plan. The subscription rights in a tranche shall be issued within a period of three months after the respective Annual Shareholders' Meeting, but not before the Annual Shareholders' Meeting that resolves on the allocation of the Company's net income for the 1998 fiscal year. The first issue period shall be extended by the time that elapses between June 1, 1999 (the date of the Annual Shareholders' Meeting) and the date of the entry in the Commercial Register of the conditional capital increase mentioned in Paragraph b) below. The day on which the subscription rights are issued to the persons eligible to subscribe is the "issue date."

Subscription rights may not be exercised until the expiration of a waiting period of three years after the issue date ("Waiting Period"). The subscription rights may be exercised within a period of two years after the Waiting Period expires ("Exercise Period"), but only within the four-week periods ("Exercise Windows") following the Annual Shareholders' Meeting and the publication of the annual earnings, the six-month earnings and the nine-month earnings.

cc) Performance target | Subscription rights may be exercised within a given Exercise Period only if the average market price of the Continental share in the Xetra closing auction on the Frankfurt Securities Exchange ("Average Closing Price") during the last 10 trading days before the respective Exercise Window is at least 15% above the Average Closing Price during the last 10 trading days before the issue date.

dd) Exercise price | The issue price for shares that are subscribed through an exercise of subscription rights resulting from the Stock Option Plan ("Exercise Price") shall correspond to the Average Closing Price during the 10 trading days preceding the issue date ("Issue Price"), plus a premium and minus a performance-oriented reduction and an outperformance-oriented reduction. The premium amounts to 15% of the Issue Price. The performance reduction amounts to 2% of the Issue Price for each full tenth of a percentage point by which the average EBIT-sales ratio of the Continental Corporation for the last two fiscal years prior to the exercise of the subscription rights has increased, compared with the average EBIT-sales ratio of the Continental Corporation for the fiscal year in which the subscription rights were issued and the preceding fiscal year. The EBIT-sales ratio is the relationship, expressed in percent, of the EBIT (net income or deficit of the Continental Corporation before net interest income or expense and income taxes) to consolidated sales. The outperformance reduction amounts to 2% of the Issue Price for each full percentage point by which the ratio, expressed in percent, between the Average Closing Price during the last 10 trading days before the respective Exercise Window and the Issue Price exceeds the ratio, expressed in percent, between the average figures of the MDAX (Midcap Index of Deutsche Börse AG) computed from closing prices during the last 10 trading days before the respective Exercise Window and the average of the MDAX figures computed from closing prices during the 10 trading days before the issue date. The Exercise Price shall not be less than 50% of the Issue Price and must at least be equal to the proportionate amount of the capital stock that is attributable to one share.

7. Election of the Supervisory Board | The term of all members of the Supervisory Board ends with the conclusion of the Annual Shareholders' Meeting on May 14, 2004, at which same time the new term, which runs through to the conclusion of the Annual Shareholders' Meeting called to ratify the Supervisory Board's actions for fiscal 2008, commences.

As provided by Section 96 Subsection 1 and Section 101 Subsection 1 of the German Stock Corporation Act and Section 7 Subsection 1 Clause 1 No. 3 of the Employee Co-Determination Act of May 4, 1976, the Supervisory Board is composed of 10 member representatives for the shareholders and 10 for the employees. The shareholder representatives of the Supervisory Board are to be elected by the Annual Shareholders' Meeting. In electing the shareholder representatives, the Annual Shareholders' Meeting is not bound by the election nominations.

The Supervisory Board nominates the following shareholder representatives for election to the Supervisory Board for the new term:

Dr. h.c. Manfred Bodin, Burgwedel, Germany | Chairman of the Executive Board of the Norddeutsche Landesbank Girozentrale
Dr. Diethart Breipohl, Icking, Germany | Member of various supervisory boards
Dr. Michael Frenzel, Burgdorf, Germany | Chairman of the Executive Board of TUI AG
Dr. Hubertus von Grünberg, Hanover, Germany | Member of various supervisory boards
Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, Berlin, Germany | President of the Gottfried Wilhelm Leibniz Association
Jan P. Oosterveld, Amsterdam, Netherlands | Member of the Group Management Committee Royal Philips Electronics N.V.
Fred G. Steingraber, Kenilworth, Illinois, USA | Chairman Board of Advisors, USA
Retired Chairman and CEO A.T. Kearney
Prof. Dipl.-Ing. Jürgen Stockmar, Vienna, Austria | General Manager of Magna Education and Research GmbH & Co KG

Dr. Bernd W. Voss, Kronberg, Germany | Member of various supervisory boards
Dr. Ulrich Weiss, Kronberg, Germany | Member of various supervisory boards

The Supervisory Board also nominates the following gentlemen as substitute members to replace – in the order listed below – any shareholder representatives of the Supervisory Board as should resign from the Board before the end of their appointed term and to again resume their position as substitute members when the Annual Shareholders' Meeting elects a new Supervisory Board member to replace the one who resigned before end of their appointed term:

Walter Flecken, Braunschweig, Germany | Member of the Management Board, Region North of the Deutsche Bank AG
Dirk Dreiskämper, Burgwedel, Germany | Member of the Management Board of the Commerzbank AG, branch Hanover

The gentlemen nominated for election as members and substitute members of the Supervisory Board hold seats on other statutorily mandated supervisory boards and on comparable controlling bodies of business enterprises in Germany and elsewhere:

Dr. h.c. Manfred Bodin | Bankgesellschaft Berlin AG, Berlin | Berlin-Hannoversche Hypothekenbank AG, Hannover-Berlin | Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale –, Bremen* | CeWe Color Holding AG, Oldenburg | DekaBank Deutsche Kommunalbank, Frankfurt a.M. | LBS Norddeutsche Landesbausparkasse Berlin-Hanover, Hanover/Berlin* (chairman) | LHI Leasing GmbH, Munich (chairman) | MHB Mitteleuropäische Handelsbank AG Deutsch-Polnische Bank, Frankfurt a.M. (chairman) | Provinzial

Lebensversicherung Hannover, Hanover | NORD/LB Luxembourg S.A., Luxemburg* (chairman) | Skandifinanz AG, Zurich, Switzerland*

Dr. Diethart Breipohl | Allianz AG, Munich | Beiersdorf AG, Hamburg | KarstadtQuelle AG, Essen | KM Europa Metal AG, Osnabrück (chairman) | Banco Popular Español, Madrid, Spain | BPI Banco Portugues de Investimento, Porto, Portugal | Crédit Lyonnais, Paris, France | EULER & Hermes, Paris, France | Les Assurances Générales de France (AGF), Paris, France

Dirk Dreiskämper | none

Walter Flecken | none

Dr. Michael Frenzel | AXA Konzern AG, Cologne | Deutsche Bahn AG, Berlin (chairman) | E.ON Energie AG, Munich | Hapag-Lloyd AG, Hamburg* (chairman) | Hapag-Lloyd Flug GmbH, Hanover* (chairman) | ING BHF-Bank AG, Frankfurt a.M. | ING BHF Holding AG, Frankfurt a.M. | Norddeutsche Landesbank, Hanover | TUI Deutschland GmbH, Hanover* (chairman) | Volkswagen AG, Wolfsburg | Preussag North America, Inc., Greenwich, USA* (chairman)

Dr. Hubertus von Grünberg | Allianz Versicherungs-AG, Munich | Deutsche Telekom AG, Bonn | MAN Aktiengesellschaft, Munich | Schindler Holding AG, Hergiswil, Switzerland

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel | Bayer AG, Leverkusen | DaimlerChrysler Aerospace AG, Munich | Deutsche Industriebank AG (IKB), Düsseldorf | SMS AG, Düsseldorf | Orange SA, Paris, France | Ringier AG, Zofingen, Switzerland

Jan P. Oosterveld | AtosOrigin S.A., Paris, France | LG.Philips Display Holding BV, Eindhoven, Netherlands | LG.Philips LCD Co., Ltd., Seoul, Korea (chairman) | Philips Electronics China B.V., Eindhoven, Netherlands* | Philips Venture Capital Fund B.V., Eindhoven, Netherlands*

Fred G. Steingraber | 3i plc, London, UK | John Hancock Financial Trends Fund, Boston, Massachusetts, USA | Maytag Corporation, Newton, Iowa, USA

Prof. Dipl.-Ing. Jürgen Stockmar | Polymer Competence Center Leoben GmbH, Leoben, Austria
Dr. Bernd W. Voss | Allianz Lebensversicherungs-AG, Stuttgart | Bankhaus Reuschel & Co., Munich (chairman) | Dresdner Bank AG, Frankfurt a.M. | Osram GmbH, Munich | Quelle AG, Fürth | TUI AG, Hanover | Wacker Chemie GmbH, Munich | ABB Ltd., Zurich, Switzerland
Dr. Ulrich Weiss | BEGO Medical AG, Bremen | HeidelbergerZement AG, Heidelberg | Benetton Group S.p.A., Ponzano, Treviso, Italy | Ducati Motor Holding S.p.A., Bologna, Italy

* Affiliated companies as contemplated by Section 100 Subsection 2 Clause 2 of the German Stock Corporation Act

8. Authorization for issue of subscription rights within the framework of the 2004 Stock Option Plan, creation of conditional capital, respective amendment to the Articles of Incorporation | The authorization for granting subscription rights within the framework of the 1999 Stock Option Plan adopted by the Annual Shareholders' Meeting expires on September 1 of this year. A new stock option plan is therefore proposed to be adopted. The shares to be issued within the framework of the stock option plan shall be issued from a new conditional capital and, after its complete utilization, from the already existing but still not utilized conditional capital under Section 4 Subsection 6 of the Articles of Incorporation. The subscription rights can also be settleded by transferring company shares.

The Executive Board and Supervisory Board propose that the following resolution be adopted:

a) Through May 13, 2009 ("term") the Executive Board is authorized to grant the subscription rights required for implementation of the stock option plan described below ("2004 Stock Option Plan") to the eligible executives. The Supervisory Board is authorized accordingly with respect to the subscription rights provided to the members of the Executive Board. The shareholders do not have any subscription rights.

(aa) Subscription right eligibles | Within the framework of the 2004 Stock Option Plan subscription rights to Company shares are granted as performance-related compensation solely to members of the Company's Executive Board, to Senior Executives of the Company, to members of the Executive Boards of Company's subsidiaries and to Senior Executives of the Company's subsidiaries. Within the framework of the 2004 Stock Option Plan a total of up to 3,936,000 subscription rights can be granted, with each of these rights convertible into one share. Up to 14% of the subscription rights can be granted to the Executive Board of the Company, up to 30% of the subscription rights to Senior Executives of the Company, up to 20% of the subscription rights to members of the Executive Boards of the Company's subsidiaries and up to 36% of the subscription rights to Senior Executives of the Company's subsidiaries. Multiple granting of subscription rights because of an eligible individual belonging to more than one eligible group is not permitted. The subscription rights are of a personal nature and cannot be assigned.

(bb) Granting of the subscription rights, acquisition periods | Subscription rights can be granted in annual tranches during the term and within the limits of the total volume of the 2004 Stock Option Plan. The volume of a tranche may not exceed 30% of the total volume of the 2004 Stock Option Plan. The granting of the subscription rights in a tranche is effected within a period of three months immediately following an Annual Shareholders' Meeting ("acquisition period") and initially within a period of three months following the Annual Shareholders' Meeting on May 14, 2004. The initial acquisition period is prolonged for a period equal to the time elapsing between the date of the Annual Shareholders' Meeting on May 14, 2004 and the date the amendment to the Articles of Incorporation proposed under Paragraph c) of this item of the agenda is entered into the Commercial Register. The date on which the Executive Board of the Company grants subscription rights to those eligible for subscription rights is the "issue date".

(cc) Waiting period, exercise period | The subscription rights can be exercised only after a three-year period has elapsed since the issue date ("waiting period") and then within a further period of two years commencing immediately upon expiration of the waiting period ("exercise period"). During any exercise period, the subscription rights can be exercised only within a respective four-week period, starting immediately after an Annual Shareholders' Meeting and after publication of the results of the prior financial year, the six-month results and the nine-month results (each such four week period being an "exercise window").

(dd) Performance target, issue price, exercise price | The subscription rights can be exercised only if the average closing price of the Continental shares in Xetra trading or in a comparable successor system ("average closing price") during the last ten days of trading prior to the respective exercise window is at least 15 pct. above the average closing price during the last ten trading days prior to the issue date (performance target).

The issue amount for shares subscribed on the basis of an exercise of subscription rights derived from the 2004 Stock Option Plan ("exercise price") corresponds to the average closing price during the last ten trading days prior to the issue date ("issue price"), plus a premium, minus a performance-oriented reduction and adjusted by an outperformance-oriented reduction or an outperformance-oriented surcharge. The premium amounts to 15 pct. of the issue price. The performance reduction amounts to 2 pct. of the issue price for each integral 0.1 % point increase in the average consolidated EBIT sales ratio of the Continental Corporation for the last two fiscal years elapsing prior to exercise of subscription rights over the average consolidated EBIT sales ratio in the fiscal year in which the subscription rights were granted and the preceding fiscal year. The EBIT sales ratio is the relationship – expressed as a percentage – of EBIT (consolidated net earnings or net loss of the Continental Corporation before net interest income or expense and income taxes) to consolidated sales. The outperformance reduction and the outperformance surcharge each amount to 2 pct. of the issue price for each integral percent by which the ratio – likewise expressed as percentage – of the average closing price of the Continental share during the last ten days of trading immediately preceding the respective exercise window to the issue price exceeds (outperformance reduction) or falls short of (outperformance surcharge) the ratio – likewise expressed as percentage – of the average Dax performance index (Dax = German stock index of the Deutsche Börse AG), calculated on the basis of the closing prices during the last ten trading days preceding the respective exercise window, to the average Dax performance index, as based on the closing prices during the last ten trading days preceding the issue date. In the event that Continental shares are not listed on the Dax at the beginning of an exercise window, the stock market index on which Continental shares are listed at the beginning of the exercise window will be used in place of Dax in calculating the outperformance reduction and the outperformance surcharge. In the event that the company is not listed on any index at the beginning of an exercise window, the index on which the company was most recently listed will be used.

The exercise price may not fall below 50 pct. of the issue price and must correspond at least to the amount of the capital stock represented by one share. Furthermore, the financial benefit a subscription holder may gain on the basis of the above calculation by exercising the subscription right may not exceed the fourfold amount of the issue price ("upper limit"). The exercise price must therefore correspond at least to the difference between the average closing price of Continental shares in Xetra trading during the last ten days of trading preceding the exercise window and the fourfold amount of the issue price. Within the scope of its authority, the Supervisory Board of the Company can decide on a lower upper limit in individual cases. The Executive Board can make this decision for non-Executive Board members eligible for subscription rights.

(ee) Fulfilling the subscription rights | Instead of issuing new shares in the Company from the conditional capital proposed for this purpose below, the Company can fulfill the exercised subscription rights by transferring Company shares held by the Company, provided the Annual Shareholders' Meeting has given this authorization as contemplated under Section 71 Subsection 1 No. 8 of the German Stock Corporation Act. The decision whether shares from the conditional capital or Company shares acquired by the Company are made available for fulfillment of subscription rights will be taken by the Executive Board. For the issue of shares to members of the Executive Board, the decision will be taken by the Supervisory Board.

(ff) Further details | The Supervisory Board defines the further details of the 2004 Stock Option Plan insofar as these concern the granting of subscription rights to members of the Executive Board. The Executive Board defines the details for other Senior Executives eligible for subscription rights, where appropriate in agreement with the executive organ respectively responsible for fixing the compensation in the particular case. The details of the 2004 Stock Option Plan still to be defined concern, in particular, the definition of the aggregate volume of subscription rights to be granted in an acquisition period, determination of the persons eligible for subscription rights in each case, treatment of special cases – such as, for example, termination of service to the company on the part of a subscription right eligible – and the details of granting and exercising subscription rights, in particular with respect to the upper limit for the financial benefit attainable.

b) The capital stock of the Company is conditionally increased by up to €3,800,000.00. The capital increase will be carried out only insofar as holders of subscription rights granted within the framework of the 2004 Stock Option Plan authorized by the Annual Shareholders' Meeting on May 14, 2004, exercise their subscription rights and these rights are not honored by transfer of Company shares held by the Company. The new shares participate in profit from the beginning of the fiscal year in which they arise through exercise of subscription rights.

c) Section 4 of the Articles of Incorporation is amended to include the following new Subsection 8:

"(8) The capital stock of the Company is conditionally increased by up to €3,800,000.00. The capital increase will be carried out only insofar as holders of subscription rights granted within the framework of the 2004 Stock Option Plan authorized by the Annual Shareholders' Meeting on May 14, 2004, exercise their subscription rights and these rights are not honored by transfer of Company shares held by the Company. The new shares participate in profit from the beginning of the fiscal year in which they arise through exercise of subscription rights."

d) The authorization granted by the Annual Shareholders' Meeting of May 23, 2001, in the resolution adopted with respect to agenda Item 8 Paragraph b) – issue of option and/or convertible bonds – is amended. The proportionate amount of the capital stock of €140,000,000.00 up to which level option and convertible rights to Company stock can be granted to holders of option or convertible bonds on the basis of this authorization shall be reduced by the proportionate amount of the capital stock used – in aggregate – for shares issued in honoring subscription rights granted within the framework of the 2004 Stock Option Plan, provided that such proportionate amount shall not exceed €6,300,000.00 and insofar as the conditional capital in Section 4 Subsection 8 of the Articles of Incorporation is not used for the issue and the subscription rights are not fulfilled by transferring Company shares held by the company. The new shares participate in profit from the beginning of the fiscal year in which they arise by exercise of subscription rights. With the consent of the Supervisory Board, the Executive Board is entitled to define the further details of the increase in conditionally authorized capital and the implementation of this increase.

e) A partial amount of up to €6,300,000.00 of the conditional capital approved as per Item 8 Paragraph c) of the agenda of the Annual Shareholders' Meeting of May 23, 2001, of up to €140,000,000.00 through issue of new shares also serves the granting of subscription rights within the framework of the 2004 Stock Option Plan adopted by the Annual Shareholders' Meeting on May 14, 2004. Up to this partial amount, the capital increase is also implemented insofar as the holders of subscription rights granted within the framework of the 2004 Stock Option Plan exercise their subscription rights thereunder and these rights are not fulfilled by transfer of Company shares held by the Company and not by issuance of new shares issued by utilization of the conditional capital as per Section 4 Subsection 8 of the Articles of Incorporation as proposed under paragraph c) above.

f) In Section 4 Subsection 6 of the Articles of Incorporation the words "or as the" are inserted at the end of subparagraph b). The following new subparagraph c) is also added:

"c) holders of subscription rights issued within the framework of the 2004 Stock Option Plan on the basis of authorization given by the Annual Shareholders' Meeting of May 14, 2004, exercise their subscription rights and these are not honored by transfer of Company shares held by the Company itself. The implementation of the capital increase as per this paragraph c) is limited to a maximum proportionate amount of the capital stock totaling €6,300,000.00."

Section 4 Subsection 6 Clause 3 is amended and reworded as follows:

"The new shares participate in profit from the beginning of the fiscal year in which they arise by exercise of option, conversion or subscription rights or by fulfillment of conversion obligations."

At present Section 4 Subsection 6 of the Articles of Incorporation reads as follows:

"(6) The capital stock is conditionally increased up to EUR 140,000,000.00. The conditional capital increase shall be effected only to the extent that the

a) holders of stock warrants or conversion rights connected to bonds with warrants or convertible bonds to be issued by Continental Aktiengesellschaft or its direct or indirect majority-owned subsidiaries by May 22, 2006, make use of their option and conversion rights, or that the

b) holders obliged to convert conversion bonds to be issued by Continental Aktiengesellschaft or its direct or indirect majority-owned subsidiaries by May 22, 2006, meet their obligation to convert.

The new shares shall be entitled to dividends from the beginning of the fiscal year in which they are issued by virtue of the exercise of option or conversion rights or by performance of conversion obligations. With the consent of the Supervisory Board, the Executive Board is authorized to define the further details of the conditional capital increase and the execution of the same."

Report by the Executive Board for the Annual Shareholders' Meeting – pursuant to Section 186 Subsection 4 of the German Stock Corporation Act – on Item 6 of the agenda regarding the exclusion of subscription rights pursuant to Section 71 Subsection 1 No. 8, Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act and on item 8 of the agenda

a) Re Item 6 of the agenda: The Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to renew the authorization granted at the past Annual Shareholders' Meeting to acquire own shares – which authorization expires on November 22, 2004 – for the period of 18 months as allowed by law. The proposal submitted substantially coincides with the contents of the authorization already granted. Purchase by the Company must be effected exclusively via the stock exchange or on the basis of a public tender addressed to all shareholders. Compliance with the obligation of equal treatment of all shareholders pursuant to Section 71 Subsection 1 No. 8 Clauses 3 and 4 of the German Stock Corporation Act is thus assured. By limiting the authorization to a proportionate amount of the capital stock in the amount of €34,668,121.60, the proposal takes into account the statutory upper limit for an authorization, which is equal to 10% of the total capital stock.

The Company shall be authorized to sell its own shares to third parties against cash consideration without having to offer them via the stock exchange or to all shareholders by public tender. This possibility serves the interest of the Company to sell its own shares to institutional investors, for example, or to be able to otherwise attract new domestic or foreign shareholder groups. This interest is also served by the possibility of using own shares for the introduction of the shares on stock exchanges on which the shares were not previously traded. At the moment the company is not pursuing any concrete plans for such a stock exchange admission. It should, however, be capable at all times of taking and implementing such a decision. The possibility of the subscription right exclusion enables the administration to quickly and flexibly exploit arising opportunities in a targeted and cost-efficient fashion. The financial interests of the shareholders are maintained by the fact that the sale – in compliance with Section 186 Subsection 3 Clause 4 of the German Stock Corporation Act – may be effected only at a price not significantly below the stock exchange price. The authorization thus allows a maximum discount of 5% on the average closing prices of Continental shares in Xetra trading (or a comparable successor system) on the last five trading days prior to conclusion of the agreement on the sale of the shares.

The proposed authorization also provides for use of the acquired shares as consideration in conjunction with company mergers and direct or indirect acquisition of companies or holdings. In this way the Company gives itself, inter alia, the option of using its own shares as consideration for contributions in kind made by a seller and thus to use said shares as "acquisition currency". It is in the interest of the Company and its shareholders to always have its own shares available as consideration for the acquisition of companies or holdings so as to be able to swiftly and flexibly use them for an acquisition as needed. The advantage that use of its own shares has over a capital increase against contribution in kind is that the own shares can be procured faster, more easily and without having to increase capital stock. Using own shares in this way means, of course, that the shares cannot be sold to the Company's existing shareholders, for which reason the proposed exclusion of shareholder subscription rights is necessary. In the interest of the shareholders and of the Company, the Executive Board will endeavor to obtain the best possible price for each share creditable to the purchase price for the object acquired; the Board will give due consideration to the stock market price of the Continental share at the time the own shares are sold.

The proposed resolution is furthermore designed to ensure that the Company's own shares can also be used to honor the subscription rights granted under the 1999 Stock Option Plan. The proposed exclusion of subscription rights is necessary to achieve this purpose. The key points of the 1999 Stock Option Plan are set out at the end of item 6 of the agenda and may be inspected at the business premises of Continental AG in Hanover during normal working hours up to the day of the Annual Shareholders' Meeting. They are also available for viewing at the Continental Web site, www.conti-online.com under the "Investor Relations" link.

Finally, Paragraph h) ensures that the authorization to dispose of own shares shall remain in force for as long as and insofar as shares acquired on the basis of the acquisition authorization proposed in Paragraph a) are still held by the Company. Unlike the acquisition authorization, the disposal authorization does not expire on a specific date but as a consequence of its exercise and via sale of the shares on the stock market or by tender offer to the shareholders.

b) Re Item 8 of the agenda: The authorization issued the Executive Board and the Supervisory Board to grant subscription rights from the 1999 Stock Option Plan, as approved by the Annual Shareholders' Meeting on June 1, 1999, expires on September 1, 2004. The Executive Board and the Supervisory Board wish to remain capable of granting subscription rights to Continental AG shares to a select group of Senior Executives as a component of their variable compensation. They therefore propose to the Annual Shareholders' Meeting that a new authorization be resolved through May 13, 2009 for issue of subscription rights to a select group of Senior Executives in accordance with a new Stock Option Plan. The proposed resolution provides for a mere authorization. Thus, the Supervisory Board and the Executive Board are not only free to decide the number and allocation of the subscription rights wthin the framework of the terms of the Stock Option Plan, they can also resolve to cease granting subscription rights entirely or partly.

The provisions of the Stock Option Plan proposed under item 8 on the agenda correspond for the most part with the provisions of the 1999 Stock Option Plan. In implementation of a recommendation of the German Corporate Governance Code, the 2004 Stock Option Plan contains a limit on the financial benefit to be derived from the exercise of subscription rights. Furthermore, the introduction of an outperformance oriented surcharge makes the subscription rights financially less attractive if the Continental share performs worse than the Dax (German stock index of the Deutsche Börse AG).

In the view of the Executive Board and the Supervisory Board, granting Senior Executives variable compensation in the form of share options represents an essential factor in the worldwide competition for highly qualified Senior Executives. A compensation component tied to the development of the share price creates additional incentive for the management of the company and the company's subsidiaries to follow a strategy of long term value enhancement. It is intended to bolster the confidence of financial markets in a corresponding motivation on the part of corporate management, thereby providing national and international financial markets with a further incentive to invest in shares of the company. The Company is thus responding to a recommendation in the German Corporate Governance Code to provide stock option programmes as an incentive instrument motivating a strategy at a long term increase of the Company's value.

The proposed 2004 Stock Option Plan allows for granting up to 3,936,000 subscription rights, each of which carries the right to one Continental share. In the event that this Stock Option Plan should be fully utilized and all subscription rights available under the Plan should be exercised, a number of shares corresponding to approx. 2.9 pct. of the current capital stock may be issued. Under the 1999 Stock Option Plan, which allowed for the granting of 1,564,664 subscription rights, 981,340 subscription rights are outstanding and have not been exercised as per March 30, 2004. With approval of the Annual Shareholders Meeting of the proposed 2004 Stock Option Plan, no further subscription rights will be granted under the 1999 Stock Option Plan. Assuming that all performance targets in the 1999 Stock Option Plan should be reached and all subscription rights outstanding are exercised, the maximum number of shares still to be issued under this plan would correspond to a proportionate amount of approx. 0.7 pct. of the capital stock.

Full utilization of the subscription rights still exercisable under the 1999 Stock Option Plan and of the subscription rights available within the framework of the proposed 2004 Stock Option Plan would thus lead to the issuance of shares representing capital stock amounting in aggregate to approx. 3.6 pct. of the current total capital stock. The Executive Board and the Supervisory Board believe that this is an appropriate volume that adequately weighs the positive impact of the incentive effect against the negative effect of a dilution of the existing shareholders. It is, furthermore, well below the 10-pct. proportion of capital stock volume allowed under the German Stock Corporation Act. Finally, the total volume of the Stock Option Plan considers the compensation structure of the eligible groups, the required motivation effect intended to be caused by the Stock Option Plan and the requirement that the remuneration structure of the Company and its subsidiaries must remain internationally competitive.

The subscription rights are, in principle, intended to be fulfilled by utilization of conditional capital. It is therefore proposed that new conditional capital in the amount of up to €3,800,000.00 be created. After exhaustion of this conditional capital, the additional shares to be issued upon exercise of subscription rights will normally be issued by utilizing the conditional capital of up to €140,000,000.00 existing as per Section 4 Subsection 6 of the Articles of Incorporation. The utilization of such existing conditional capital for purposes of the 2004 Stock Option Plan is limited to a proportionate amount of €6,300,000.00. This ensures that even after approval of the proposed 2004 Stock Option Plan by the Annual Shareholders' Meeting, the aggregate of the conditional capital provided in the Articles of Incorporation and not yet utilized does not exceed half of the Company's total capital stock at the time the resolution is adopted. To date, no use has been made of the authorization underlying the conditional capital as per Section 4 Subsection 6 of the Articles of Incorporation, which authorization allows for the issue of bonds with warrants and convertible bonds up to an aggregate amount of €1.5 billion. The conditional capital of up to €140,000,000.00 is thus still available in its entirety.

If a corresponding authorization by the Annual Shareholders' Meeting as per Section 71 Subsection 1 No. 8 of the German Stock Corporation Act is in effect, the Company may, alternatively, acquire own shares for the fulfillment of the subscription rights. Taking the interests of the Company and the shareholders into consideration, the Executive Board and the Supervisory Board will decide on a case by case basis which alternative is to be given preference.

The 2004 Stock Option Plan proposed stipulates that four groups of Corporate Senior Executives can obtain subscription rights to Continental shares, namely the members of the Company's Executive Board, the Company's Senior Excecutives, members of the Executive Boards of the Company's Subsidiaries and Senior Executives of the Company's Subsidiaries. At the moment the group of those eligible for subscription rights, in the Company referred to as senior management group, numbers approximately 200 individuals. Of the aggregate volume of subscription rights available within the framework of the 2004 Stock Option Plan, up to 14% are allocated to the Company's Executive Board, up to 30% of the subscription rights are allocated to the Company's Senior Executives, up to 20% to members of the Executive Boards of the Company's subsidiaries and up to 36% to the Senior Executives of the Company's subsidiaries. The subscription rights granted unter the 2004 Stock Option Plan are personal in nature and cannot be assigned. They are not transferable.

The Executive Board and Supervisory Board, respectively, will decide about the volume and the details of the grant of the subscription rights to the eligible persons at the time the subscription rights are granted. This ensures that an appropriate decision can be made at the time of grant in each individual case, whereby the respective scope of authority of the Company and of its subsidiaries for the determination of executive remuneration is to be respected. The Supervisory Board thus decides with respect to the subscription rights to be granted to members of the Executive Board of the company. In all other cases, the Executive Board is to decide on the granting of subscription rights – where appropriate, in agreement with the executive organs of the Company's subsidiaries responsible for determination of remuneration for their Senior Executives.

In the interest of providing an incentive for a long-term and sustainable increase in Company- and share value, the subscription rights can only be granted in staggered amounts over the five-year term of the 2004 Stock Option Plan. The volume of the tranche for a year may not exceed 30 pct. of the aggregate volume of the 2004 Stock Option Plan.

The subscription rights may only be granted within a three-month period immediately following an Annual Shareholders' Meeting. The initial period for granting subscription rights is the three-month period immediately following this year's Annual Shareholders' Meeting. As subscription rights shall not be granted until entry of the amendment to the Articles of Incorporation pertaining to the conditional capital, the initial acquisition period would, however, be reduced by the length of the period between the date of the Annual Shareholders' Meeting and the date the amendment to the Articles of Incorporation is entered into the Commercial Register. Therefore, the acquisition period is proposed to be prolongued for a period equal to the time elapsing between the date of the Annual Shareholders' Meeting on May 14, 2004 and the date of the new conditional capital becoming effective by entry into the Commercial Register of the corresponding amendment to the Articles of Incorporation proposed under item 86 paragraph c) of the agrenda.

Also in the interest of a long-term incentive effect, the 2004 Stock Option Plan stipulates that subscription rights may not be exercised until lapse of a waiting period of three years from the issue date. Such waiting period is followed by a two-year exercise period. Subscription rights that have not been exercised prior to expiry of the exercise period lapse without compensation. Within the exercise period, subscription rights can be exercised only in so-called exercise windows of four weeks, each immediately following the publication of the annual financial results, the six-months results and the nine-month results and the date of the Annual Shareholders' Meeting. This is meant to ensure that subscription rights can be exercised only when the other market participants also have up-to-date company figures at their disposal.

The subscription rights can, moreover, be exercised only if the market price of Continental shares has increased by at least 15% between the date on which they were granted and the date a respective exercise window is reached. If this performance target is not met, the subscription rights cannot be exercised any sooner than the next exercise window. To prevent the exercisability of the subscription rights from being influenced by random share price movements immediately prior to the date the rights are granted or immediately before an exercise window is reached, the average closing price of the Continental share in Xetra trading on the last ten days of trading prior to the granting day or the respective exercise window serves as the basis in each case.

As a consequence of requiring an increase of at least 15% the exercise of a subscription right is not financially attractive unless the share price increase exceeds such threshold. For an exercise of the subscription right to be financially attractive, the price must have increased more than 15% since the issue date, unless the achievement of further performance criteria provides a greater financial incentive for the subscription right holder. With the application of the performance-oriented reduction and the outperformance-oriented reduction, the proposal provides for two performance-related criteria which can each result in such a reduction of the exercise price. Conversely, the application of the outperformance surcharge can result in an increase of the exercise price.

The so-called performance reduction is effected when the average consolidated EBIT sales ratio in the two fiscal years elapsing immediately prior to exercise of subscription rights is greater than the average consolidated EBIT sales ratio for the fiscal year in which the subscription right was granted and the fiscal year before that. EBIT is understood to be the net consolidated annual profit or net consolidated annual loss of the Continental Corporation before net interest income or expense and income taxes. The EBIT sales ratio is calculated by dividing EBIT by consolidated sales. The actual performance oriented reduction is effected in the amount of 2 pct. of the issue price for each integral 0.1 % point by which the EBIT sales ratio of the two fiscal years prior to the respective exercise window is greater than the EBIT sales rato of the fiscal year in which the subscription rights have been granted and the fiscal year prior to such date.

Alongside this performance-oriented reduction, which is linked to a performance criterion of the Continental group, the exercise price shall also be adjusted by a factor related to the performance of the Continental share in comparison to the performance of the Dax. Should the Continental share perform better than the Dax, the outperformance reduction will apply. Should the Dax perform better than the Continental share, the outperformance surcharge will apply. By applying these provisions, the performance of the Continental share as compared to the Dax can not only reduce but also increase the exercise price. This structure serves the interest of the shareholders in the performance of their Continental shares particularly well. The outperformance reduction and the outperformance surcharge each amount to 2 pct. of the issue price for each full percentage point by which the percentage development of the Continental share price since the granting of the subscription rights was better or, respectively, worse than the percentage development of the Dax for the same period. Here as well, to offset random share price and index developments, the average values from the last ten days of trading prior to the respective exercise window or issue date of the subscription rights is used as basis. The further provisions are intended to ensure that the stock market index applied is the one the Continental share is listed on at the time of assessment of this performance criterion. Should Continental not belong to any stock exchange index at this point in time, the index on which Continental was most recently listed will be used.

The reduction of the exercise price obtained by application of a performance and an outperformance reduction is, however, not unlimited because the exercise price must amount to at least 50 pct. of the issue price and may not, under any circumstances, fall short of the proportionate amount of capital stock allocated to one Continental share. In addition, the proposal provides for an upper limit on the financial benefit obtainable by exercise of the subscription rights by limiting such financial benefit to four times the issue price. Implementation of this upper limit is ensured by the provision that the exercise price increases by the amount by which the upper limit would have been exceeded without such an increase. Finally, the power given to the Supervisory Board and the Executive Board to further reduce this upper limit in individual cases ensures the exclusion of financial advantages appearing inappropriate if all circumstances of a given case are duly considered. With both provisions the Company implements a recommendation of the German Corporate Governance Code to foresee a possibility of limiting the impact of extraordinary, unforeseen developments.

Finally the resolution proposed stipulates that the Executive Board and the Supervisory Board, each within its respective scope of competence, can define the further – in particular the technical – details of the 2004 Stock Option Plan together with the other competent organs within the Corporation. In this context, we refer to the proposed wording of the resolution for the points that may require further implementation and processing determinations.

PARTICIPATION IN THE ANNUAL SHAREHOLDERS' MEETING

Shareholders are entitled to participate in the Annual Shareholders' Meeting and exercise their voting rights provided they have deposited their shares at our Company Cashier's Office in Hanover, with a German notary public, at a bank for the central deposit of securities, or at one of the banks listed below, or a branch of one of these, by the end of regular business hours on May 7, 2004 and leave said shares so deposited until the close of the Annual Shareholders' Meeting:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
ING BHF-Bank AG
Commerzbank AG
Dresdner Bank AG
Norddeutsche Landesbank Girozentrale
M. M. Warburg & CO KGaA

Shares will be deemed deposited if they are held at a bank on behalf of and with the authorization of a depository and are not released until the close of the Annual Shareholders' Meeting.

We trust you will understand that due to the increase in the number of those wishing to attend our Annual Shareholders' Meeting in recent years, no more than two admission tickets can be issued per shareholder.

PROXY

Shareholders who do not wish to personally attend the Annual Shareholders' Meeting can exercise their voting right by proxy, e.g. through a bank or an association of shareholders.

We offer our shareholders the option of authorizing – already prior to the Annual Shareholders' Meeting – proxies appointed by the Company and bound to vote as instructed. Shareholders wishing to avail themselves of this service must be in possession of an admission ticket to the Annual Shareholders' Meeting. To ensure that the admission ticket is received on time, it should be ordered as early as possible at the depositary bank.

The powers of attorney for the proxies appointed by the Company can be issued in writing or electronically via the Internet. In either case they must contain instructions on the exercise of the voting right. The power of attorney is not valid without these instructions. The proxies are obliged to vote as instructed. Further details on the issue of power of attorney and instruction, particularly electronically, will be sent to the shareholders by their depositary bank together with the admission ticket to the Annual Shareholders' Meeting. The details can also be viewed on the Company's Website at www.conti-online.com.

COUNTER MOTIONS FROM SHAREHOLDERS

Counter motions to a specific item on the agenda put forth by the Executive Board or the Supervisory Board as per Section 126 or an election proposal as per Section 127 of the German Stock Corporation Act are to be directed solely to:

Continental AG | Abteilung Hauptversammlung
Vahrenwalder Straße 9 | 30165 Hanover | Germany

Fax: +49 511 938 - 1040 | E-Mail: hv@conti.de

All counter motions or election nominations from shareholders which are to be made accessible will be published on the Web site www.conti-online.com under the "Investor Relations" link immediately upon receipt as long as they are filed at one of the addresses cited above no later than two weeks prior to the Annual Shareholders' Meeting. Motions sent to other addresses will not be considered. Any comments from the administration will likewise be posted at the aforementioned Web site.

Hanover, April 6, 2004

Continental Aktiengesellschaft
The Executive Board

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Phone +49 511 938 - 01 | Fax +49 511 938 - 81770 | mailservice@conti.de | www.conti-online.com
Company address | Vahrenwalder Strasse 9 | 30165 Hanover | Germany

FIFA WORLD CUP GERMANY 2006